
13000377


HATTERAS
FINANCIAL

110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103
(336) 760-9331

April 11, 2013

Dear shareholder:

The board of directors and executive officers of Hatteras Financial Corp., a Maryland corporation, join me in extending to you a cordial invitation to attend the 2013 annual meeting of our shareholders. This meeting will be held on Tuesday, May 21, 2013, at 10:30 a.m., local time, at the Old Town Club, 2875 Old Town Club Road, Winston Salem, North Carolina 27106.

Pursuant to rules adopted by the Securities and Exchange Commission, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") on or about April 11, 2013 to our shareholders of record on March 13, 2013. The Notice contains instructions for your use of this process, including how to access our proxy statement and annual report over the Internet, how to authorize your proxy to vote online and how to request a paper copy of the proxy statement and annual report.

If you are unable to attend the meeting in person, it is very important that your shares be represented and voted at the annual meeting. You may authorize your proxy to vote your shares over the Internet as described in the Notice. Alternatively, if you received a paper copy of the proxy card by mail, please complete, date, sign and promptly return the proxy card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. If you vote your shares over the Internet, by mail or by telephone prior to the annual meeting, you may nevertheless revoke your proxy and cast your vote personally at the meeting.

We look forward to seeing you on May 21, 2013.

Sincerely,

Michael R. Hough
Chairman of the Board and Chief Executive Officer


HATTERAS
FINANCIAL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 21, 2013

To our shareholders:

You are cordially invited to attend the 2013 annual meeting of the shareholders of Hatteras Financial Corp., a Maryland corporation, which will be held at the Old Town Club, 2875 Old Town Club Road, Winston Salem, North Carolina 27106, on May 21, 2013 at 10:30 a.m., local time. At the meeting, shareholders will consider and vote on the following matters:

1. the election of six directors to hold office until our 2014 annual meeting of shareholders and until his successor has been duly elected and qualifies;

2. the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013;

3. the approval, by non-binding vote, of executive compensation; and

4. to consider a shareholder proposal regarding majority voting in director elections, if properly presented at the annual meeting.

In addition, shareholders will consider and vote on such other business as may properly come before the annual meeting, including any adjournments or postponements of the meeting.

If you own shares of our common stock as of the close of business on March 13, 2013, you can vote those shares by proxy or at the meeting.

Whether or not you plan to attend the meeting in person, please authorize your proxy to vote your shares over the Internet, as described in the Notice of Internet Availability of Proxy Materials ("Notice"). Alternatively, if you received a paper copy of the proxy card by mail, please mark, sign, and date and promptly return the proxy card in the self-addressed stamped envelope provided. You may also authorize your proxy to vote your shares by telephone as described in your proxy card. Shareholders who vote over the Internet, by mail or by telephone prior to the meeting may nevertheless attend the meeting, revoke their proxies and vote their shares in person.

By order of the board of directors:

Kenneth A. Steele
Chief Financial Officer, Secretary and Treasurer

Winston Salem, North Carolina
April 11, 2013

2013 ANNUAL MEETING OF SHAREHOLDERS
OF
HATTERAS FINANCIAL CORP.

PROXY STATEMENT

QUESTIONS AND ANSWERS

Q: ***Why did I receive a Notice of Internet Availability of Proxy Materials?***

A: Our board of directors is soliciting proxies to be voted at our annual meeting. The annual meeting will be held at the Old Town Club, 2875 Old Town Club Road, Winston Salem, North Carolina 27106, on Tuesday, May 21, 2013, at 10:30 a.m., local time. Pursuant to the rules adopted by the Securities and Exchange Commission ("SEC"), we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which is referred to herein as the "Notice," on or about April 11, 2013 to our shareholders of record on March 13, 2013. The Notice and this proxy statement summarize the information you need to know to vote by proxy or in person at the annual meeting. You do not need to attend the annual meeting in person in order to vote.

Q: ***When was the Notice mailed?***

A: The Notice was mailed to shareholders beginning on or about April 11, 2013.

Q: ***Who is entitled to vote?***

A: All shareholders of record as of the close of business on March 13, 2013, the record date, are entitled to vote at the annual meeting.

Q: ***What is the quorum for the meeting?***

A: A quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock outstanding. No business may be conducted at the meeting if a quorum is not present. As of the record date, 98,830,054 shares of common stock were issued and outstanding. If less than a majority of outstanding shares entitled to vote are represented at the annual meeting, the chairman of the meeting may adjourn the annual meeting to another date, time or place, not later than 120 days after the original record date of March 13, 2013. Notice need not be given of the new date, time or place if announced at the meeting before an adjournment is taken.

Q: ***How many votes do I have?***

A: You are entitled to one vote for each whole share of common stock you held as of the record date. Our shareholders do not have the right to cumulate their votes for directors.

Q: ***What is the difference between holding shares as a shareholder of record and as a beneficial owner?***

A: If your shares are registered in your name with our transfer agent, Wells Fargo Shareowner Services, you are the "shareholder of record" of those shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares. The Notice and proxy statement and any accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

Q: ***How do I vote?***

A: Whether or not you plan to attend the annual meeting, we urge you to authorize your proxy to vote your shares over the Internet as described in the Notice. Alternatively, if you received a paper copy of the proxy card by mail please complete, date, sign and promptly return the proxy card in the self-addressed stamped envelope provided. You may also authorize your proxy to vote your shares by telephone as described in your proxy card. Authorizing your proxy over the Internet, by mailing a proxy card or by telephone will not limit your right to attend the annual meeting and vote your shares in person. Your proxy (one of the individuals named in your proxy card) will vote your shares per your instructions.

Q: ***How do I vote my shares that are held by my broker?***

A: If you have shares held by a broker, you may instruct your broker to vote your shares by following the instructions that the broker provides to you. Most brokers allow you to authorize your proxy by mail, telephone and on the Internet.

Q: ***What am I voting on?***

A: You will be voting on:

- Proposal 1: the election of six directors to hold office until our 2014 annual meeting of shareholders and until his successor has been elected and qualifies;
- Proposal 2: the ratification of the appointment of Ernst & Young LLP to act as our independent registered public accounting firm for year ending December 31, 2013;
- Proposal 3: the approval, by non-binding vote, of executive compensation; and
- Proposal 4: the shareholder proposal regarding majority voting in director elections.

In addition, you will be voting on such other business as may properly come before the annual meeting, including any adjournments or postponements thereof.

Q: ***What vote is required to approve the proposals assuming that a quorum is present at the annual meeting?***

A:

Proposal	Vote Required
Proposal 1: Election of Directors	The election of the director nominees must be approved by a plurality of the votes cast.
Proposal 2: Ratification of Independent Auditors	Ratification of the appointment of auditors requires a majority of the votes cast.
Proposal 3: Advisory Vote Approving Executive Compensation	Advisory vote approving executive compensation requires a majority of the votes cast.
Proposal 4: Shareholder Proposal Regarding Majority Voting in Director Elections	Approval of the shareholder proposal requires a majority of the votes cast.

Q: ***How are abstentions and broker non-votes treated?***

A: If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item (such as the election of directors and the approval of our executive compensation) and has not received instructions from the beneficial owner.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under New York Stock Exchange ("NYSE") rules to vote your shares on the ratification of Ernst & Young LLP as our independent registered public accounting firm even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of directors, the advisory vote approving our executive compensation or the shareholder proposal, in which case a broker non-vote will occur and your shares will not be voted on these matters.

Pursuant to Maryland law, abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. For purposes of the election of directors and the votes on the proposals, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

Important Change: On July 1, 2009, the SEC approved a change to New York Stock Exchange Rule 452 that eliminated the ability of brokers to exercise discretionary voting in uncontested director elections. The change prohibits NYSE member organizations from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Therefore, brokers will not be entitled to vote shares at the annual meeting with respect to the election of directors without instructions by the beneficial owner of the shares. ***Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.***

Q: ***Will there be any other items of business on the agenda?***

A: The board of directors does not know of any other matters that may be brought before the annual meeting nor does it foresee or have reason to believe that proxy holders will have to vote for substitute or alternate nominees for election to the board of directors. In the event that any other matter should come before the annual meeting or any nominee is not available for election, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their discretion.

Q: ***What happens if I submit my proxy without providing voting instructions on all proposals?***

A: Proxies properly submitted via the Internet, mail or telephone will be voted at the annual meeting in accordance with your directions. If the properly-submitted proxy (other than proxies submitted by an institution subject to NYSE Rule 452) does not provide voting instructions on a proposal, **the proxy will be voted "FOR" each of the director nominees (Proposal 1), "FOR" the ratification of the appointment of our independent registered public accounting firm (Proposal 2), "FOR" the approval, by non-binding vote, of executive compensation (Proposal 3), and "AGAINST" the shareholder proposal regarding majority voting in director elections (Proposal 4).**

Q: ***Will anyone contact me regarding this vote?***

A: No arrangements or contracts have been made with any solicitors as of the date of this proxy statement, although we reserve the right to engage solicitors if we deem them necessary. Such solicitations may be made by mail, telephone, facsimile, e-mail or personal interviews.

Q: ***Who has paid for this proxy solicitation?***

A: We have paid the entire expense of preparing, printing and mailing the Notice and, to the extent requested by our shareholders, the proxy materials and any additional materials furnished to shareholders. Proxies may be solicited by our directors or our officers or by employees of our manager personally or by telephone without additional compensation for such activities. We will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send appropriate solicitation materials to such beneficial owners. We will reimburse such holders for their reasonable expenses.

Q: ***May shareholders ask questions at the annual meeting?***

A: Yes. There will be time allotted at the end of the meeting when our representatives will answer questions from the floor.

Q: ***What does it mean if I receive more than one Notice?***

A: It means that you have multiple accounts at the transfer agent or with stockbrokers. Please submit all of your proxies over the Internet, following the instructions provided in the Notice, by mail or by telephone to ensure that all of your shares are voted.

Q: ***Can I change my vote after I have voted?***

A: Yes. Proxies properly submitted over the Internet, by mail or by telephone do not preclude a shareholder from voting in person at the meeting. A shareholder may revoke a proxy at any time prior to its exercise by filing with our corporate secretary a duly executed revocation of proxy, by properly submitting, either by Internet, mail or telephone, a proxy to our corporate secretary bearing a later date or by appearing at the meeting and voting in person. Attendance at the meeting will not by itself constitute revocation of a proxy.

Q: ***Can I find additional information on the company's website?***

A: Yes. Our website is located at *www.hatfin.com*. Although the information contained on our website is not part of this proxy statement, you can view additional information on the website, such as our corporate governance guidelines, our code of business conduct and ethics, charters of our board committees and reports that we file with the SEC. A copy of our corporate governance guidelines, our code of business conduct and ethics and each of the charters of our board committees may be obtained free of charge by writing to Hatteras Financial Corp., 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, Attention: Corporate Secretary.

PROPOSAL 1: ELECTION OF DIRECTORS

Our board of directors consists of six members with directors serving one-year terms and until their successors are duly elected and qualified. The term for each director expires at each annual meeting of shareholders.

At the 2013 annual meeting, all six directors will be elected to serve until the 2014 annual meeting and until their successors are duly elected and qualified. The board of directors has nominated our current directors, Michael R. Hough, Benjamin M. Hough, David W. Berson, Ira G. Kawaller, Jeffrey D. Miller and Thomas D. Wren, to serve as directors (the "Nominees"). The board of directors anticipates that each Nominee will serve, if elected, as a director. However, if anyone nominated by the board of directors is unable to accept election, the proxies will be voted for the election of such other person or persons as the board of directors may recommend.

The board of directors recommends a vote FOR each Nominee.

The Board of Directors

Our manager, Atlantic Capital Advisors LLC, manages our day-to-day operations, subject to the supervision of our board of directors. Members of our board are kept informed of our business through discussions with our manager's executive officers, by reviewing materials provided to them and by participating in meetings of the board and its committees.

Information Regarding the Nominees

The biographical descriptions below set forth certain information with respect to each Nominee for election as a director at the annual meeting. Each of our current directors has served on the board since our initial private offering, which was consummated in November 2007. The board has identified specific attributes of each Nominee that the board has determined qualify that person for service on the board.

Michael R. Hough

Chairman and Chief Executive Officer

Age: 52

Mr. Hough is the chief executive officer of our manager and has been our chairman and chief executive officer since September 2007. Mr. Hough is a co-founder and director of our manager and ACM Financial Trust, Inc., a private mortgage real estate investment trust managed by our manager ("ACM"). Since founding ACM in 1998, Mr. Hough has been responsible for managing all aspects of the operations and growth of ACM. From 1988 to 1997, Mr. Hough was a principal and founding member of First Winston Securities, Inc., a regional fixed-income broker-dealer where he was head of taxable trading and sales. From 1983 to 1987, Mr. Hough worked as a taxable trader in the fixed income department of Wachovia Bank N.A. He holds a B.A. degree in economics from Wake Forest University. Michael R. Hough and Benjamin M. Hough, our president, chief operating officer and director, are brothers.

The board of directors has determined that it is in the best interests of our company and our shareholders for Mr. Hough, in light of his day-to-day company-specific operational experience, finance and market experience and his mortgage real estate investment trust experience, to continue to serve as a director of the board of directors, subject to shareholder approval at the annual meeting.

Benjamin M. Hough

President, Chief Operating Officer and Director

Age: 48

Mr. Hough is the president and chief operating officer of our manager and has been our president and chief operating officer since September 2007. Mr. Hough is a co-founder and has been a director of our manager and ACM since 2007 and 2001, respectively. From 1997 to 2001, he was the head of the BB&T Capital Markets office in Winston-Salem, NC where he was vice president of institutional fixed income sales and trading. From 1995 to 1997, Mr. Hough was the head of the First National Bank of Maryland office in Washington, DC where he served as vice president of fixed income sales. Prior to that, Mr. Hough was vice president of NationsBanc Capital Markets, previously American Security Bank, in institutional fixed income trading and sales. Mr. Hough holds a B.A. degree in economics from the University of North Carolina at Chapel Hill. Benjamin M. Hough and Michael R. Hough, our chairman and chief executive officer, are brothers.

The board of directors has determined that it is in the best interests of our company and our shareholders for Mr. Hough, in light of his day-to-day company-specific operational experience, and his experience with fixed income markets, balance sheet management, portfolio analysis and mortgage real estate investment trusts, to continue to serve as a director of the board of directors, subject to shareholder approval at the annual meeting.

David W. Berson

Independent Director

Age: 58

Committees:

- *Compensation and Governance*

Dr. Berson has been a member of our board of directors since November 2007. Dr. Berson serves as senior vice president and chief economist for Nationwide Mutual Insurance Company, where he leads a team of economic analysts delivering economic forecasts and analyses. Prior to joining Nationwide Mutual Insurance Company, Dr. Berson served as senior vice president, chief economist and strategist at The PMI Group from 2007 to 2012, where he was responsible for analyses and forecasts of the economy, housing and mortgage markets; domestic/global research and planning; and strategic planning. Prior to joining The PMI Group, Dr. Berson was vice president and chief economist at Fannie Mae. Prior to that, Dr. Berson was a senior economist at the U.S. League of Savings Institutions. In addition, Dr. Berson was the chief financial economist at Wharton Econometrics, a visiting scholar at the Federal Reserve Bank of Kansas City and an assistant professor of economics at Claremont McKenna College and Claremont Graduate School. His U.S. government experience includes staff economist at the Council of Economic Advisors and economic analyst at the Treasury Department. Dr. Berson holds a Ph.D. in economics and an M.P.P. in public policy from the University of Michigan and a B.A. in history and economics from Williams College.

The board of directors has determined that it is in the best interests of our company and our shareholders for Dr. Berson, in light of his expertise in risk analytics and the economy, housing and mortgage markets and his Fannie Mae experience, to continue to serve as a director of the board of directors, subject to shareholder approval at the annual meeting.

Ira G. Kawaller

Independent Director

Age: 63

Committees:

- *Audit*
- *Compensation and Governance*

Dr. Kawaller has been a member of our board of directors since November 2007. Dr. Kawaller founded Kawaller & Co., LLC in 1998, a consulting firm that specializes in assisting commercial enterprises in their use of derivative instruments in managing their financial risk. In addition to his consulting activities, Dr. Kawaller also served as the managing partner of the Kawaller Fund, a derivatives-only commodity pool, which operated between 2004 to 2011. Prior to founding Kawaller & Co., LLC, Dr. Kawaller was the vice president and director of the New York office of the Chicago Mercantile Exchange. Prior to that, he held positions at J. Aron & Company, AT&T, and the Board of Governors of the Federal Reserve System. Dr. Kawaller has been a member of the Financial Accounting Standards Board's Derivatives Implementation Group and the Government Accounting Standards Board's Derivative Instrument Task force on Derivatives and Hedging. He has also been a member of the board of the International Association of Financial Engineers. Dr. Kawaller has held adjunct professorships at Columbia University and Polytechnic University. He received a Ph.D. in Economics from Purdue University.

Given the nature of our business and our reliance on derivative instruments for risk management purposes, the board of directors has determined that it is in the best interests of our company and our shareholders for Dr. Kawaller, in light of his expertise and significant experience in derivative instruments for risk management purposes and his accounting and finance experience, to continue to serve as a director of the board of directors, subject to shareholder approval at the annual meeting.

Jeffrey D. Miller

Lead Independent Director

Age: 42

Committees:

- *Audit*
- *Compensation and Governance (Chair)*

Mr. Miller has been a member of our board of directors since November 2007. Since March 2007, Mr. Miller has served as vice president, general counsel and secretary of Highwoods Properties, Inc. (NYSE: HIW). Prior to joining Highwoods Properties, Inc., Mr. Miller was a partner with the law firm of DLA Piper LLP (US) where he concentrated his practice on securities, corporate governance and related strategic matters, and served as general outside counsel to a variety of publicly-traded real estate investment trusts. Prior to that, Mr. Miller was a partner with the law firm of Alston & Bird LLP. Mr. Miller holds a B.A. from Pennsylvania State University and a J.D. and M.B.A. from Wake Forest University. He is admitted to practice law in North Carolina.

The board of directors has determined that it is in the best interests of our company and our shareholders for Mr. Miller, in light of his public company corporate governance expertise and significant experience providing strategic advice to public real estate investment trusts, to continue to serve as a director of the board of directors, subject to shareholder approval at the annual meeting.

Thomas D. Wren

Independent Director

Age: 61

Committees:

- *Audit (Chair)*

Mr. Wren has been a member of our board of directors since November 2007. Mr. Wren is also a director and shareholder of ACM. Mr. Wren was the treasurer of MBNA America and served as director of funds management in the treasury division. As a group executive and treasurer, Mr. Wren oversaw the company's investment and funding activities including liquidity management, investment portfolio management, structured finance, and all related capital market programs. He currently serves on the board of directors and the investment committee for the Delaware Community Foundation. He is a member of the finance committee and serves as chairman of the investment committee of the Christiana Care Health System. In addition, Mr. Wren serves on the board of directors and chairs the audit committees for Brandywine, Brandywine Blue and Brandywine Advisors, domestic mutual funds managed by Freiss Associates, LLC. Previously, Mr. Wren served as a member of the board of directors, as well as the audit and executive committees of Citibank (South Dakota), N.A., a wholly-owned subsidiary of Citigroup, Inc. Prior to joining MBNA America, Mr. Wren was chief investment and funding officer for Shawmut National Corporation. Prior to that, Mr. Wren worked for the Comptroller of the Currency ("OCC") for 18 years, which included managing the OCC's London operation.

The board of directors has determined that it is in the best interests of our company and our shareholders for Mr. Wren, in light of his public company accounting and financial reporting expertise, his banking and finance experience, and his senior officer and directorship experiences, to continue to serve as a director of the board of directors, subject to shareholder approval at the annual meeting.

Biographical Information Regarding Executive Officers Who Are Not Directors

Each of the executive officers identified below has served in his respective position since our inception.

Kenneth A. Steele

Chief Financial Officer, Secretary and Treasurer

Age: 49

Mr. Steele is the chief financial officer, secretary and treasurer of our manager and has been our chief financial officer, treasurer and secretary since September 2007. Since September 2002, Mr. Steele has also been the chief financial officer, secretary and treasurer of ACM. Prior to joining ACM, Mr. Steele had been a senior manager with Dixon Odom PLLC, an accounting firm, where he specialized in real estate, financial institutions, and mergers and acquisitions since 1991. He was responsible for the firm's real estate investment trust tax work and for public and private real estate investment partnerships. He also provided consulting services related to corporate finance, commercial and residential development, and equity investment. A certified public accountant, Mr. Steele earned a Masters of Accounting from the Kenan Flagler Business School at the University of North Carolina at Chapel Hill and a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill.

William H. Gibbs, Jr.

Executive Vice President and Co-Chief Investment Officer

Age: 53

Mr. Gibbs is the executive vice president and co-chief investment officer of our manager and has been our executive vice president and co-chief investment officer since September 2007. Mr. Gibbs is a co-founder and has been a director of our manager and ACM since 2007 and 2002, respectively. Prior to that, Mr. Gibbs was a senior vice president of BB&T Capital Markets from 1999 to 2002 and was responsible for the Baltimore-Washington region. From 1982 to 1999, Mr. Gibbs served as managing director of the First National Bank of Maryland capital markets group managing the financial institutions portfolio group. Mr. Gibbs has helped advise financial institutions with structuring and implementing their investment portfolios and the development of asset/liability management strategies. He holds a B.S. degree in economics and finance from Towson University.

Frederick J. Boos, II

Executive Vice President and Co-Chief Investment Officer

Age: 59

Mr. Boos is the executive vice president and co-chief investment officer of our manager and has been our executive vice president and co-chief investment officer since September 2007. Since March 2006, Mr. Boos has been the executive vice president and co-chief investment officer of ACM. Prior to joining ACM, Mr. Boos had been an executive vice president and director of asset liability and capital management for MBNA America from 2003 to 2006. Mr. Boos has previously served as senior vice president and investment portfolio manager for multiple regional banks including Maryland National Bank, First National Bank of Maryland, Shawmut National Bank and American Security Bank. His prior bank treasury responsibilities include liquidity and risk management, capital management, economic capital planning, residential mortgage portfolio management as well as numerous bank ALCO Directorships. He holds a Masters of Business Administration from American University and a B.S. in finance from the University of Maryland, College Park.

Board Leadership

The board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The board understands that there is no single, generally accepted approach to providing board leadership and the right board leadership structure may vary as circumstances warrant. Consistent with this understanding, our independent directors consider the board's leadership structure on an annual basis.

The board of directors will annually elect a chairman of the board, who may or may not be the chief executive officer of our company. If the individual elected as chairman of the board is our chief executive officer, the board of directors shall also elect a lead independent director. Michael R. Hough has served as our chairman of the board and chief executive officer since our formation in 2007 and is involved in both our day-to-day operations and the strategic decision making at the board level. Based on its most recent review of our leadership structure, the board continues to believe that this leadership structure is optimal for us because it provides our company with strong and consistent leadership. The board believes that having one leader serving as both chairman of the board and chief executive officer provides us with decisive and effective leadership.

In considering its leadership structure, the board has taken a number of factors into account. The board, which consists of a majority of independent directors, exercises a strong, independent oversight function. This oversight function is enhanced by the fact that all of the board's committees—audit and compensation and governance committees—are comprised entirely of independent directors. Further, as specified in our corporate governance guidelines (and as discussed in greater detail below), the board has designated one of its independent directors as the lead independent director, with significant responsibilities. A number of board and committee processes and procedures, including regular executive sessions of non-management directors and a regular review of our manager's performance, provide substantial independent oversight of our management's performance. Finally, under our bylaws and corporate governance guidelines, the board has the ability to change its structure, should that be deemed appropriate and in the best interest of our company and our shareholders. The board believes that these factors provide the appropriate balance between the authority of those who oversee our company and those who manage it on a day-to-day basis.

The chairman of the board presides at all meetings of the shareholders and of the board as a whole. The chairman performs such other duties, and exercises such powers, as from time to time shall be prescribed in our bylaws or by the board of directors. As discussed below, the lead independent director performs such duties as may be specified by the board and outlined in the charter of the lead independent director.

Lead Independent Director

As stated in the charter of the lead independent director, if the chairman of the board and chief executive officer are the same person, our board of directors will annually elect a non-management and independent director to serve in a lead capacity to coordinate the activities of the other non-management and independent directors, and to perform any other duties and responsibilities that the board of directors may determine. Although annually elected, it is generally expected that he or she will serve for more than one year. Jeffrey D. Miller has served as our lead independent director since September 2009.

The role of the lead independent director includes:

- presiding at executive sessions, with the authority to call meetings of the independent directors;
- functioning as principal liaison on board-wide issues between the independent directors and the chairman;
- approving the appropriate provision of information sent to the board, including agenda items;
- facilitating the board's approval of the number and frequency of board meetings, as well as meeting schedules, to assure that there is sufficient time for discussion;
- authorizing the retention of outside advisors and consultants who report directly to the board of directors; and
- if requested by shareholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

The charter of the lead independent director is available at our website at *www.hatfin.com* in the "Governance Documents" area of the "Investor Relations" section.

Director Independence

Under the enhanced corporate governance standards of the NYSE, at least a majority of our directors, and all of the members of our audit committee and compensation and governance committee, must meet the test of "independence." The NYSE standards provide that to qualify as an "independent" director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Our board of directors has affirmatively determined that each of Drs. Berson and Kawaller and Messrs. Miller and Wren satisfies the bright-line independence criteria of the NYSE and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of the board of directors. Therefore, we believe that all of these directors, who constitute a majority of our board of directors, are independent under the NYSE rules.

We have implemented procedures for interested parties, including shareholders, to communicate directly with our independent directors. We believe that providing a method for interested parties to communicate directly with our independent directors, rather than the full board of directors, would provide a more confidential, candid and efficient method of relaying any interested party's concerns or comments. See "Communication with the Board of Directors, Independent Directors and the Audit Committee."

Board Meetings

The board of directors held eight meetings during 2012, and each director attended over 75% of the board meetings and each director's respective committee meetings. Two directors, Messrs. Michael and Benjamin Hough attended the last annual meeting of shareholders. The board of directors does not have a policy with respect to directors' attendance at annual meetings of shareholders and, because of the routine nature of the meeting and historical low levels of in-person shareholder participation at annual meetings of shareholders, independent members of board of directors did not attend the last annual meeting of shareholders.

As required by the NYSE rules, the independent directors of our board regularly meet in executive session, without management present. Generally, these executive sessions follow after each meeting of the board and each committee meeting. In 2012, the independent directors of the board met in executive sessions without management present four times. Our lead independent director presides over such independent, non-management sessions of the board.

Board Committees

Our board of directors has appointed an audit committee and a compensation and governance committee and has adopted a written charter for each of these committees. Each of these committees has three directors and is composed exclusively of independent directors, as required by and defined in the rules and listing qualifications of the NYSE and, with respect to the members of the audit committee, Rule 10A-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). Our board of directors may from time to time establish other committees to facilitate the management of our company.

Audit Committee

The audit committee is responsible for engaging independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. In addition, the audit committee reviews and oversees our internal audit function, which reports directly to the audit committee. Mr. Wren chairs our audit committee and serves as our "audit committee financial expert," as that term is defined by the SEC. Dr. Kawaller and Mr. Miller are also members of the audit committee. Each member of the audit committee is financially literate and able to read and understand fundamental financial statements. The board of directors has reviewed the audit committee members' service on audit committees of other public companies and has determined that such simultaneous service, if any, does not impair the members' ability to serve on our audit committee. The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

It is our policy and procedure that any transaction involving any of our executive officers, directors, director nominees, a 5% or greater shareholder or their immediate family members that we would be required to report pursuant to Item 404(a) of Regulation S-K promulgated by the SEC, is subject to review and approval by the audit committee. Item 404(a) requires disclosure of any transaction, since the beginning of our last fiscal year, or any currently proposed transaction, in which the amount involved exceeds $120,000, and in which any of the related persons described above had or will have a direct or indirect material interest.

In addition, the committee is responsible for reviewing any transactions that involve potential conflicts of interest, including any potential conflicts involving executive officers, directors and their immediate family members. Our written code of business conduct and ethics expressly prohibits the continuation of any conflict of interest by an employee, officer or director except under guidelines approved by the board of directors. Our code of business conduct and ethics requires any employee, officer or director to report any actual conflict of interest to our compliance officer. Under our code of business conduct and ethics, all contracts and transactions between our company and any executive officer or director or their immediate family members (or any entity in which such executive officer or director is a director or has a material financial interest) must be reviewed and approved by a majority of disinterested directors. In addition, our corporate governance guidelines require that each member of our board of directors consult the chairman of the board in advance of accepting an invitation to serve on another company's board if the director has concerns about whether serving as a director of another company might conflict with his or her duties to our company. In that situation, our corporate governance guidelines also suggest that the director inform the compensation and governance committee in writing of the director's decision. Because the facts and circumstances regarding potential conflicts are difficult to predict, the board of directors has not adopted a written policy for evaluating conflicts of interests. In the event a conflict of interest arises, the board of directors will review, among other things, the facts and circumstances of the conflict, our applicable corporate governance policies, the effects of any potential waivers of those policies, applicable state law, and the NYSE continued listing rules and regulations, and will consider the advice of counsel, before making any decisions regarding the conflict.

The audit committee held nine meetings in 2012.

Compensation and Governance Committee

The compensation and governance committee evaluates the performance of our manager (including our executive officers, which are provided by our manager), reviews the compensation and fees payable to our manager under our management agreement, administers the issuance of any stock issued to our employees, our manager or employees of our manager that provide services to us under our equity incentive plans, implements and oversees our corporate governance guidelines and code of business conduct and ethics, adopts policies with respect to conflicts of interest, monitors our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, conducts director candidate searches, oversees and evaluates our board of directors and management, evaluates from time to time the appropriate size and composition of our board of directors and recommends, as appropriate, increases, decreases and changes in the composition of our board of directors and formally proposes the slate of directors to be elected at each annual meeting of our shareholders. Our compensation and governance committee may designate a sub-committee of at least one member to address specific issues on behalf of the committee. Mr. Miller chairs our compensation and governance committee. Drs. Berson and Kawaller are members of the compensation and governance committee.

The compensation and governance committee held two meetings in 2012.

Risk Management

The board of directors oversees our risk management policies and strategies. Our executive officers, who are responsible for our day-to-day risk management practices, regularly present to the board of directors a comprehensive report on the material risks to the company, including, among others, operational risk, liquidity risk, interest rate risk, strategic risk, compliance and reporting risk and capital market risk. The management team also reviews with the board of directors the company's risk mitigation policies and strategies specific to each risk that is identified. If necessary, the board of directors may delegate specific risk management tasks to management or an appropriate committee. The audit committee also actively monitors our risks throughout the year, and with the aid of management, identifies any additional risks that need to be elevated for the full board's consideration.

Nomination of Directors

Before each annual meeting of shareholders, the compensation and governance committee considers the nomination of all directors whose terms expire at the next annual meeting of shareholders and also considers new candidates whenever there is a vacancy on the board or whenever a vacancy is anticipated due to a change in the size or composition of the board, a retirement of a director or for any other reasons. In addition to considering incumbent directors, the compensation and governance committee identifies director candidates based on recommendations from the directors and executive officers. The committee may in the future engage the services of third-party search firms to assist in identifying or evaluating director candidates. No such firm was engaged in 2012.

The compensation and governance committee evaluates annually the effectiveness of the board as a whole and of each individual director and identifies any areas in which the board would be better served by adding new members with different skills, backgrounds or areas of experience. The board of directors considers director candidates based on a number of factors including:

- whether the board member will be "independent," as such term is defined by the NYSE listing standards;
- whether the candidate possesses the highest personal and professional ethics, integrity and values;
- whether the candidate has demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment;
- whether the candidate has experience in areas important to the operations of our company;
- whether the candidate has an inquisitive and objective perspective, practical wisdom and mature judgment; and
- whether the candidate provides a diversity of viewpoints, background, experience and demographics as compared the current members of the board.

Candidates are also evaluated based on their understanding of our business and willingness to devote adequate time to carrying out their duties. The compensation and governance committee also monitors the mix of skills, experience and background to assure that the board has the necessary composition to effectively perform its oversight function. As noted immediately above, diversity characteristics of a candidate are just one of several factors considered by the committee when evaluating director candidates. A candidate will neither be included nor excluded from consideration solely based on his or her diversity traits. The compensation and governance committee conducts regular reviews of current directors in light of the considerations described above and their past contributions to our board of directors. The board reviews the effectiveness of its director candidate nominating policies annually.

The compensation and governance committee will consider appropriate nominees for directors whose names are submitted in writing by a shareholder of our company. Director candidates submitted by our shareholders will be evaluated by the compensation and governance committee on the same basis as any other director candidates. We did not receive any nominations of directors by shareholders for the 2013 annual meeting.

Nominations must be addressed to Hatteras Financial Corp., 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, Attn: Kenneth A. Steele, Corporate Secretary, indicating the nominee's qualifications and other relevant biographical information and providing confirmation of the nominee's consent to serve as director, if elected. In order to be considered for the next annual election of directors, any such written request must comply with the requirements set forth in our bylaws and below under "Shareholder Proposals."

Compensation and Governance Committee Interlocks and Insider Participation

None of the members of our compensation and governance committee is or has been employed by us. Three of our executive officers, Messrs. Hough, Hough and Gibbs, currently serve as executive officers and members of the board of directors of ACM, a private mortgage real estate investment trust managed by our manager, Atlantic Capital Advisors LLC. None of our other executive officers currently serves, or in the past three years has served, as a member of the board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors or compensation and governance committee.

Director Compensation for 2012

In 2012, each member of our board of directors who was not an employee of our company received annual compensation for service as a director as follows:

- Each non-employee director received an annual fee of $50,000.
- The lead independent director received an additional annual fee of $15,000.
- In addition, the chairman of our audit committee was paid an annual fee of $10,000, and the chairman of our compensation and governance committee received an annual fee of $5,000.
- Each member of our board of directors was also reimbursed for reasonable out-of-pocket expenses associated with service on our behalf and with attendance at or participation in board meetings or committee meetings, including reasonable travel expenses.

Non-employee directors also participate in our equity incentive plans. We provide an initial grant of shares of restricted stock to each non-employee director upon his appointment to our board. Each initial grant will be for a number of shares of restricted stock having a fair market value as near to $10,000 as of the date of grant as possible without exceeding such value. We also provide for an annual grant of shares of restricted stock to each non-employee director around January 31st of each year. Each annual grant will be for a number of shares of restricted stock having a fair market value as near to $50,000 as possible without exceeding such value. Notwithstanding the foregoing, a non-employee director receiving an initial restricted stock grant on, or within 90 days prior to, January 31st of any year will not receive an annual grant with respect to that year. Each initial and annual restricted stock grant will vest in equal installments over three years beginning on the first anniversary of the date of the grant, provided that the recipient remain a director of our company on the vesting date. In the event of change in control of our company, all outstanding shares of restricted stock granted under the plan to our non-employee directors will become fully vested. Our board of directors (or a duly formed committee thereof) may revise our non-employee directors' compensation in its discretion.

The following table summarizes the compensation that we paid to our non-employee directors in 2012:

2012 Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards [(1)]	Total
David W. Berson [(1)]	$50,000	$50,551	$100,551
Ira G. Kawaller [(1)]	50,000	50,551	100,551
Jeffrey D. Miller [(1)]	70,000	50,551	120,551
Thomas D. Wren [(1)]	60,000	50,551	110,551

(1) Represents restricted stock awards granted pursuant to our 2010 Equity Incentive Plan. The dollar value is computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for a discussion of our accounting of shares of restricted stock and the assumptions used. The grant date fair value of each award is $27.76 per share. As of December 31, 2012, the aggregate number of shares of common stock held by each current non-employee directors was as follows: Dr. Berson, 9,750; Dr. Kawaller, 13,170; Mr. Miller, 8,750; and Mr. Wren, 8,750.

Corporate Governance Matters

We have adopted a code of business conduct and ethics that applies to all our employees and each member of our board of directors and corporate governance guidelines. We anticipate that any waivers of our code of business conduct and ethics will be posted on our website. The following documents are available at our website at *www.hatfin.com* in the "Governance Documents" area of the "Investor Relations" section:

- audit committee charter;
- compensation and governance committee charter;
- code of business conduct and ethics;
- whistleblower policy;
- corporate governance guidelines; and
- the charter of the lead independent director.

Each committee reviews its written charter annually. Copies of the documents listed above are available in print to any shareholder who requests them. Requests should be sent Hatteras Financial Corp., 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, Attention: Corporate Secretary.

Communication with the Board of Directors, Independent Directors and the Audit Committee

Our board of directors may be contacted by any party via mail at the address listed below.

Board of Directors
Hatteras Financial Corp.
110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103

We believe that providing a method for interested parties to communicate directly with our independent directors, rather than the full board, would provide a more confidential, candid and efficient method of relaying any interested party's concerns or comments. As discussed above, the presiding director of independent, non-management sessions of the directors is the lead independent director. The independent directors can be contacted by any party via mail at the address listed below.

Lead Independent Director
Hatteras Financial Corp.
110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103

The audit committee has adopted a process for anyone to send communications to the audit committee with concerns or complaints concerning our company's regulatory compliance, accounting, audit or internal controls issues. The audit committee can be contacted by any party as via mail at the address listed below:

Chairman
Audit Committee
Hatteras Financial Corp.
110 Oakwood Drive, Suite 340
Winston Salem, North Carolina 27103

Relevant communications are distributed to the board, or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, our board of directors has requested that certain items that are unrelated to the duties and responsibilities of the board should be excluded or redirected, as appropriate, such as: business solicitations or advertisements; junk mail and mass mailings; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, potentially illegal or similarly unsuitable will be excluded; however, any communication that is excluded will be made available to any outside director upon request.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected the accounting firm of Ernst & Young LLP to serve as our independent registered public accountants for the year ending December 31, 2013, and the board of directors is asking shareholders to ratify this appointment. Although current law, rules and regulations, as well as the audit committee charter, require the company's independent auditor to be engaged, retained and supervised by the audit committee, the board of directors considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of Ernst & Young LLP for ratification by shareholders as a matter of good corporate practice. Ernst & Young LLP has served as our independent registered public accountants since our initial private offering in November 2007 and is considered by our management to be well qualified.

Fee Disclosure

The following is a summary of the fees billed to our company by Ernst & Young LLP for professional services rendered for the years ended December 31, 2012 and 2011:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Audit Fees	$734,829	$506,022
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$734,829	$506,022

Audit Fees

"Audit Fees" consist of fees and related expenses billed for professional services rendered for the audit of the financial statements and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. For example, audit fees included fees for professional services rendered in connection with quarterly and annual reports, and the issuance of consents by Ernst & Young LLP to be named in our registration statements and to the use of their audit report in the registration statements.

Audit-Related Fees and All Other Fees

"Audit-Related Fees" and "All Other Fees" consist of fees and related expenses for products and services other than services described under "Audit Fees" and "Tax Fees." Ernst & Young LLP did not perform any such products or services for us during the years ended December 31, 2012 and 2011.

Tax Fees

"Tax Fees" consist of fees and related expenses billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance and tax planning and structuring.

Pre-Approval Policy

All audit, tax and other services provided to us were reviewed and pre-approved by the audit committee or a member of the audit committee designated by the full committee to pre-approve such services. The audit committee or designated member concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

A representative of Ernst & Young LLP will be present at the annual meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

The board of directors recommends a vote FOR the ratification of the appointment of the independent registered public accountants.

AUDIT COMMITTEE REPORT

The following is a report by our audit committee regarding the responsibilities and functions of our audit committee.

The audit committee oversees the company's financial reporting process on behalf of the board of directors, in accordance with the audit committee charter. Management is responsible for the company's financial statements and the financial reporting process, including implementing and maintaining effective internal control over financial reporting and for the assessment of, and reporting on, the effectiveness of internal control over financial reporting. The company's independent registered public accounting firm, Ernst & Young LLP, is responsible for expressing opinions on the conformity of the company's audited financial statements with accounting principles generally accepted in the United States of America and on the effectiveness of the company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the audit committee reviewed with management and Ernst & Young LLP the audited financial statements for the year ended December 31, 2012 and the reports on the effectiveness of the company's internal control over financial reporting as of December 31, 2012 contained in the company's Annual Report on Form 10-K for the year ended December 31, 2012, and discussed with management the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee also reviewed and discussed with management and Ernst & Young LLP the disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Controls and Procedures" included in the Annual Report on Form 10-K for the year ended December 31, 2012.

In addition, the audit committee received and discussed the written disclosures and the letter from Ernst & Young LLP that are required by applicable requirements of the Public Company Accounting Oversight Board regarding the firm's communications with the audit committee concerning independence, discussed with Ernst & Young LLP the firm's independence from management and the audit committee, and discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In reliance on the reviews and discussions referred to above, prior to the filing of the company's Annual Report on Form 10-K for the year ended December 31, 2012 with the SEC, the audit committee recommended to the board of directors (and the board approved) that the audited financial statements be included in such Annual Report for filing with the SEC.

The members of the audit committee are not professionally engaged in the practice of auditing or accounting. Members of the audit committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent registered public accountants. Accordingly, the audit committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee's considerations and discussions referred to above do not assure that the audit of the company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Ernst & Young LLP is in fact "independent."

Submitted by the audit committee of the board of directors

Thomas D. Wren (Chairman)
Ira G. Kawaller
Jeffrey D. Miller

COMPENSATION AND GOVERNANCE COMMITTEE REPORT

The following is a report by our compensation and governance committee regarding our executive officer compensation program.

The compensation and governance committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement ("CD&A") with management of the company. Based on the compensation and governance committee's review of the CD&A and the compensation and governance committee's discussions of the CD&A with management, the compensation and governance committee recommended to the board of directors (and the board has approved) that the CD&A be included in the company's proxy statement on Schedule 14A prepared in connection with the annual meeting.

Submitted by the compensation and governance committee of the board of directors

Jeffrey D. Miller (Chairman)
David W. Berson
Ira G. Kawaller

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion & Analysis

This compensation discussion and analysis describes our compensation objectives and policies in relation to long-term equity compensation received by our named executive officers, which includes Michael R. Hough, our Chairman and Chief Executive Officer; Benjamin M. Hough, our President and Chief Operating Officer; Kenneth A. Steele, our Chief Financial Officer, Secretary and Treasurer; William H. Gibbs, Jr., our Executive Vice President and Co-Chief Investment Officer; and Frederick J. Boos, II, our Executive Vice President and Co-Chief Investment Officer (collectively, the "named executive officers" and individually, each an a "named executive officer").

We are managed by Atlantic Capital Advisors LLC pursuant to the management agreement between our manager and us. In 2012, we did not have any employees whom we compensated directly with salaries or other cash compensation. Our named executive officers' compensation is derived from the management fees we pay to our manager and grants of awards made by us directly to our named executive officers pursuant to our equity incentive plans. We do not believe that our fee arrangement with our manager or the grants of equity awards made by us to our named executive officers encourages inappropriate risk-taking. While prudent risk-taking is an important part of growing and managing a business, the compensation and governance committee believes it is important to align our compensation policies with our long-term interests and avoid short-term rewards for our manager and our named executive officers' decisions that could pose long-term risks to us, as follows:

- *Management Fees*—We pay our manager a base management fee, which is set forth in the management agreement, that is calculated based on a percentage of our shareholders' equity, subject to certain adjustments. This percentage decreases as our shareholders' equity increases. We do not pay our manager any incentive fee. Furthermore, because our shareholders' equity would decrease if we experienced losses, and, consequently, our manager's base management fee would decrease, we believe that our manager is not incentivized to sacrifice long-term performance for short-term gains. In addition, additional equity offerings, which increase shareholders' equity and the management fee, must be approved by a majority of the board of directors, including our independent directors. See "Certain Relationships and Related Transactions" for a discussion of the fees paid to Atlantic Capital Advisors LLC.

- *Restricted Stock Awards*— In 2012, we issued shares of restricted stock pursuant to our 2010 Equity Incentive Plan. The forfeiture restrictions on such shares of restricted stock lapse over a period of years. We believe that this lapsing period is an important retention device and encourages our named executive officers to focus on sustaining our long-term performance.

Compensation Philosophy and Objectives

We, through our equity compensation program, seek to attract, motivate and retain top quality senior executives who are committed to our core values of prudent risk-taking and integrity. The compensation and governance committee acknowledges that the real estate finance industry is highly competitive and that experienced professionals have significant career mobility. We compete for executive talent with a large number of real estate investment companies and specialty finance companies, some of which are privately owned and some of which have significantly larger market capitalization than we do. We are a specialized company in a highly competitive industry and our ability to attract, retain and reward our named executive officers and other key employees is essential to maintaining our competitive position in the real estate finance industry.

The compensation and governance committee's objectives in developing and administering the equity compensation program are to:

- focus decision-making and behavior on goals that are consistent with our overall business strategy without threatening the long-term viability of our company;

- attract, retain and motivate a highly-skilled executive officers that will contribute to our successful performance;

- align the interests of our named executive officers with the interests of our shareholders by motivating executives to increase long-term shareholder value;

- provide compensation opportunities that are competitive within industry standards thereby reflecting the value of the position in the marketplace;

- support a culture committed to paying for performance where compensation is commensurate with the level of performance achieved; and

- maintain flexibility and discretion to allow us to recognize the unique characteristics of our operations and strategy, and our prevailing business environment, as well as changing labor market dynamics.

The compensation and governance committee is committed to the ongoing review and evaluation of the named executive officer compensation levels and program. It is the committee's view that compensation decisions are best made after a deliberate review of company and individual performance, as well as industry compensation levels, within the risk parameters established by management and the board. Consistent with this view, the compensation and governance committee periodically assesses our performance within the context of the industry's overall performance and internal performance standards and evaluates individual executive officer performance relative to the performance expectations for their respective position.

Role of Executive Officers in Compensation Decisions

The compensation and governance committee makes all equity compensation decisions related to the named executive officers. When making equity compensation decisions for the named executive officers (other than Michael R. Hough), the compensation and governance committee seeks input from Michael R. Hough, our chief executive officer, given his direct day-to-day working relationship with our senior executives. The compensation and governance committee engages in discussions and makes final determinations related to equity compensation paid to the named executive officers. All decisions regarding Michael R. Hough's compensation are made by the compensation and governance committee.

Compensation Committee Consideration of the 2012 Vote on Executive Compensation

In determining our executive compensation program for the remainder of 2012 and for 2013, the compensation committee generally considered the results of the 2012 advisory vote of our shareholders on executive compensation presented in our 2012 proxy statement. The compensation committee noted that more than 96% of the votes cast approved the compensation of our named executive officers as described in our 2012 proxy statement. The compensation committee considered these voting results as supportive of the committee's general executive compensation practices.

Equity Incentive Awards

Overview. Our 2010 Equity Incentive Plan allow for grants of long-term incentive awards to named executive officers and key employees of, and consultants and other service providers to, us and our manager, through grants of option rights, appreciation rights and restricted stock awards. Awards granted to named executive officers and other employees of our manager under the incentive plans are designed to align the named executive officers' interests with the interests of shareholders by providing each named executive officer with an ownership interest in our company and a stake in our long-term success. The 2010 Equity Incentive Plan are administered by the compensation and governance committee, which has the discretion to determine those individuals or entities to whom awards will be granted, the number of shares subject to such rights and awards and other terms and conditions of the option rights, appreciation rights and restricted stock awards. Each such award may have a vesting period that is tied to each named executive officer's or employee's continued service to our company or a specifically identified set of performance measures.

September 2012 Awards. On September 17, 2012, the compensation and governance committee approved the grant of an aggregate of 140,000 shares of time-based restricted stock under our 2010 Equity Incentive Plan to the named executive officers. The shares are scheduled to vest ratably on an annual basis over a five-year period beginning on the first anniversary of the date of the grant. All of the awards are issued and outstanding as of the grant date, and the awardee is entitled to receive dividends as declared and paid on the shares and to vote the shares from the date of grant.

The compensation and governance committee approved the following time-based restricted stock awards:

Michael R. Hough	45,000
Benjamin M. Hough	40,000
Kenneth A. Steele	25,000
William H. Gibbs, Jr.	15,000
Frederick J. Boos, II	15,000

The time-based restricted stock awards were granted in recognition of the management team's performance during 2011 and 2012. The September 2012 equity grants were designed to recognize scope of responsibilities, reward demonstrated performance and leadership, motivate future superior performance, deter our named executive officers from seeking other employment opportunities and align the interests of our executive officers with our shareholders' interests. Existing ownership levels were not a factor in award determinations, as the compensation and governance committee does not want to discourage executive officers from holding significant amounts of our shares.

The compensation and governance committee considered a number of factors in determining to make the September 2012 awards, including:

- from our initial private offering through December 2011, our total shareholder return was 134.5%, which outperformed each of the S&P 500, the Russell 2000 Index, the Dow Jones Industrial Average, the NASDAQ Composite Index and the NAREIT Mortgage REIT Index during that period;

- fundamental operating results such as book value growth, expense control, risk management and common stock trading premium in relation to book value;

- we raised an aggregate of $817.6 million in net offering proceeds through accretive public offerings of common stock in March 2012 and preferred stock in August 2012;

- during the 12 months ended June 30, 2012, we raised $74.4 million in net proceeds through our at-the-market program;

- using the proceeds of our offerings and borrowings under our repurchase agreements, we had grown our portfolio of agency securities to $24.5 billion as of June 30, 2012; and

- since our initial public offering in 2008, there have been no material problems with closing our books and preparing financial statements, no material audit differences and no indentified material weakness in internal control over financial reporting.

The compensation and governance committee currently expects to continue to grant shares of restricted stock in future years except to the extent market trends and practices, expense implications, tax efficiencies or other considerations warrant reconsideration of the form of long-term equity compensation. Restricted stock, as compared to stock options, are regarded by executive officers as an award with a lower risk than stock options, because at vesting, restricted shares of common stock will have value equal to the market price of the underlying shares, even if there has been no appreciation in the market price of our stock during the vesting period. Stock options, even if vested, will not have any value unless the market price for our stock at the time of exercise is greater than the exercise price of the option. Accordingly, the compensation and governance committee believes that restricted shares of common stock are a more effective retention and recruiting tool because the value of the awards is perceived as more tangible by our executive officers.

Summary Compensation Table

The following table sets forth the information required by Item 402 of Regulation S-K promulgated by the SEC. The amounts shown represent the compensation paid to the named executive officers for the year shown as consideration for services rendered to our company. With respect to equity incentive awards, the dollar amounts indicated in the table under "Stock Awards" are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718.

Name and Principal Position	Year	Stock Awards		All Other Compensation [(2)]	Total
Michael R. Hough	2012	$1,296,000	(1)	$263,056	$1,559,056
Chairman and Chief Executive	2011	1,250,002		148,162	1,398,164
Officer	2010	749,972		103,826	853,798
Benjamin M. Hough	2012	1,152,000	(1)	230,873	1,382,873
President and Chief Operating	2011	1,100,019		129,034	1,229,053
Officer	2010	649,984		90,604	740,588
Kenneth A. Steele	2012	720,000	(1)	149,962	869,962
Chief Financial Officer, Treasurer	2011	699,993		87,019	787,012
and Secretary	2010	449,978		64,159	514,137
William H. Gibbs, Jr.	2012	432,000	(1)	102,031	534,031
Executive Vice President and Co-	2011	474,991		61,701	536,692
Chief Investment Officer	2010	324,992		49,960	374,952
Frederick J. Boos, II	2012	432,000	(1)	102,031	534,031
Executive Vice President and Co-	2011	474,991		61,701	536,692
Chief Investment Officer	2010	324,992		37,540	362,532

(1) These shares were granted pursuant to our 2010 Equity Incentive Plan and will vest in five equal annual installments beginning on September 17, 2013, provided the named executive officer remains an employee or director of our company on the vesting date. Based upon $28.80 per share, the closing price of our common stock on the NYSE on the date of grant. For additional information, see "Executive Officer Compensation—Compensation Discussion and Analysis—Equity Incentive Awards."

(2) All other compensation for 2012 represents dividends and distributions on unvested shares of restricted stock.

2012 Grants of Plan Based Awards

The following table sets forth information with respect to plan-based restricted stock awards granted in 2012 to the named executive officers. The dollar amounts indicated under the "Grant Date Fair Value" is the full fair value of each grant, in accordance with the applicable accounting literature.

Name	Date of Grant	All Other Stock Awards: Number of Shares [(1)]	Grant Date Fair Value of Stock Awards [(2)]
Michael R. Hough	September 17, 2012	45,000	$1,296,000
Benjamin M. Hough	September 17, 2012	40,000	1,152,000
Kenneth A. Steele	September 17, 2012	25,000	720,000
William H. Gibbs, Jr.	September 17, 2012	15,000	432,000
Frederick J. Boos, II	September 17, 2012	15,000	432,000

(1) These shares were granted pursuant to our 2010 Equity Incentive Plans and will vest in five equal annual installments beginning on September 17, 2013, provided the named executive officer remains an executive officer of our company on the vesting date. For additional information, see "Executive Officer Compensation—Compensation Discussion and Analysis—Equity Incentive Awards."

(2) Based upon $28.80 per share, the closing price of our common stock on the NYSE on the date of grant.

Outstanding Equity Awards at December 31, 2012

The following table sets forth information on the holdings of equity awards by our named executive officers as of December 31, 2012.

		Stock Awards	
Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested (2)
Michael R. Hough	September 17, 2012	45,000	$1,116,450
	August 4, 2011	37,538	931,318
	July 8, 2010	15,985	396,588
Benjamin M. Hough	September 17, 2012	40,000	992,400
	August 4, 2011	33,034	819,574
	July 8, 2010	13,854	343,718
Kenneth A. Steele	September 17, 2012	25,000	620,250
	August 4, 2011	21,021	521,531
	July 8, 2010	9,591	237,953
William H. Gibbs, Jr.	September 17, 2012	15,000	372,150
	August 4, 2011	14,264	353,890
	July 8, 2010	6,927	171,859
Frederick J. Boos, II	September 17, 2012	15,000	372,150
	August 4, 2011	14,264	353,890
	July 8, 2010	6,927	171,859

(1) The shares of restricted stock were granted pursuant to our 2007 Equity Incentive Plan and 2010 Equity Incentive Plan and will vest in five equal annual installments beginning on the first anniversary of the grant date, provided the named executive officer remains an executive officer of our company on the vesting date.

(2) Based upon $24.81 per share, the closing price of our common stock on the NYSE on December 31, 2012.

Option Exercises and Stock Vested in 2012

The following table sets forth information on the shares of restricted stock held by our named executive officers that vested during the year ended December 31, 2012. The shares of restricted stock described below were granted to our executive officers on July 8, 2010 and August 4, 2011 pursuant to our 2007 Equity Incentive Plan and 2010 Equity Incentive Plan.

		Option Awards		Stock Awards	
Name	**Vesting Date**	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting** [(1)]
Michael R. Hough	July 6, 2012	—	—	5,328	$155,791
	August 3, 2012	—	—	9,384	272,136
Benjamin M. Hough	July 6, 2012	—	—	4,618	135,030
	August 3, 2012	—	—	8,258	239,482
Kenneth A. Steele	July 6, 2012	—	—	3,197	93,480
	August 3, 2012	—	—	5,255	152,395
William H. Gibbs, Jr.	July 6, 2012	—	—	2,309	67,515
	August 3, 2012	—	—	3,566	103,414
Frederick J. Boos, II	July 6, 2012	—	—	2,309	67,515
	August 3, 2012	—	—	3,566	103,414

(1) Based upon $29.24 per share and $29.00 per share, the closing prices of our common stock on the NYSE on the vesting dates, July 6, 2012 and August 3, 2012, respectively.

Potential Payments Upon Termination or Change in Control

Under our 2007 Equity Incentive Plan, our 2010 Equity Incentive Plan and the restricted stock award agreements with our named executive officers, upon a change in control (as defined in our 2007 Equity Incentive Plan and our 2010 Equity Incentive Plan) or a termination of the management agreement by us without cause (as determined in accordance with our management agreement), all outstanding restricted stock awards immediately vest. The following table sets forth estimates of the potential benefits to our named executive officers in connection with a change in control or termination of the management agreement without cause, assuming such event occurred on December 31, 2012. The actual payments due on terminations occurring on different dates could materially differ from the estimates in the table.

Name	**Value of Vesting Restricted Stock** [(1)]
Michael R. Hough	$2,444,356
Benjamin M. Hough	2,155,691
Kenneth A. Steele	1,379,734
William H. Gibbs, Jr.	897,899
Frederick J. Boos, II	897,899

(1) Consists of all outstanding shares of restricted stock held by such named executive officer that had not vested as of December 31, 2012. Based on $24.81 per share, the closing price of our common stock on the NYSE on December 31, 2012.

Equity Compensation Plans

The following table provides information as of December 31, 2012 with respect to shares of common stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders [(1)]	—	—	792,543
Equity Compensation Plans Not Approved by Shareholders	—	—	—
Total	—	—	792,543

(1) Consists of our 2010 Equity Incentive Plan under which the board of directors generally grants stock options and restricted stock, and has the ability to grant phantom stock and stock appreciation rights, to employees, officers and directors of our company and our manager, Atlantic Capital Advisors LLC.

PROPOSAL 3: ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION

We are presenting the following proposal, which gives you as a shareholder the opportunity to endorse or not endorse our equity compensation program for the named executive officers by voting for or against the following resolution.

"—RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

While this vote is advisory and not binding on us, it will provide information to us and the compensation and governance committee regarding shareholder sentiment about our executive compensation philosophy, policies and practices, which the compensation and governance committee will be able to consider when determining equity compensation for our named executive officers for the remainder of 2013 and beyond.

As described in detail under the heading "Executive Officer Compensation" above, we are externally managed by Atlantic Capital Advisors LLC pursuant to the management agreement between our manager and us. In 2012, we did not have any employees whom we compensated directly with salaries or other cash compensation. Our named executive officers' compensation was derived from the management fees we pay to our manager and grants of restricted stock awards made by us to our named executive officers in September 2012 pursuant to our 2010 Equity Incentive Plan.

The September 2012 time-based restricted stock awards were granted in recognition of the management team's performance and leadership over the preceding 12 months. The 2012 equity grants were designed to recognize scope of responsibilities, reward demonstrated performance and leadership, motivate future superior performance and align the interests of our executive officers with our shareholders' interests.

For more information about our 2012 equity compensation, please see "Executive Officer Compensation" above.

The board of directors recommends a vote FOR the approval of the compensation of our named executive officers as disclosed in this Proxy Statement.

PROPOSAL 4: SHAREHOLDER PROPOSAL REGARDING MAJORITY VOTING IN DIRECTOR ELECTIONS

We have been advised that California Public Employees' Retirement System ("CalPERS"), Legal Office, P.O. Box 942707, Sacramento, California 94229-2707, a beneficial owner of shares of our common stock having a market value in excess of $2,000, intends to submit the proposal set forth below at the annual meeting ("Proposal 4"). Neither we nor the board of directors accepts responsibility for the proposed resolution or supporting statement, which are included here in accordance with the applicable proxy rules and regulations.

"RESOLVED, that the shareowners of Hatteras Financial Corp. (Company) hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of the votes cast at an annual meeting of shareowners in uncontested elections. A plurality voting standard, however, will apply to contested director elections; that is, when the number of director nominees exceeds the number of board seats."

Shareholder's Supporting Statement

Is accountability by the Board of Directors important to you? As a long-term shareowner of the Company, CalPERS thinks accountability is of paramount importance. This is why we are sponsoring this proposal. This proposal would remove a plurality standard for uncontested elections that effectively disenfranchises shareowners and eliminates a meaningful shareowner role in uncontested elections.

Under the Company's current voting system, a director nominee may be elected with as little as one affirmative vote because "withheld" votes have no effect. This scheme deprives shareowners of a powerful tool to hold directors accountable because it makes it impossible to defeat director nominees who run unopposed. Conversely, a majority voting standard allows shareowners to actually vote "against" candidates and to defeat reelection of a management nominee who is unsatisfactory to the majority of shareowners who cast votes.

A substantial number of companies have already adopted this form of majority voting. More than 90% of the companies in the S&P 500 have adopted a form of majority voting for uncontested director elections. We believe the Company should join the growing number of companies that have adopted a majority voting standard requiring incumbent directors who do not receive a favorable majority vote to submit a letter of resignation, and not continue to serve, unless the Board declines the resignation and publicly discloses its reasons for doing so.

Majority voting in director elections empowers shareowners to clearly say "no" to unopposed directors who are viewed as unsatisfactory by a majority of shareowners casting a vote. Incumbent board members serving in a majority vote system are aware that shareowners have the ability to determine whether the director remains in office. The power of majority voting, therefore, is not just the power to effectively remove poor directors, but also the power to heighten director accountability through the threat of a loss of majority support. That is what accountability is all about.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. We therefore ask you to join us in requesting that the Board of Directors promptly adopt the majority voting standard for uncontested director elections. We believe the Company's shareowners will substantially benefit from the increased accountability of incumbent directors and the power to reject directors shareowners believe are not acting in their best interests. Please vote FOR this proposal.

Our Statement in Opposition to Proposal 4

The board of directors recommends a vote AGAINST Proposal 4.

We are committed to sound corporate governance policies and practices. We carefully considered Proposal 4 and believe that it is not in the best interest of our company and shareholders. Proposal 4 reflects the view that majority voting is appropriate for all companies at all times and under all circumstances. We disagree with this one-size-fits-all approach to corporate governance. For the reasons below, we believe that our current plurality voting standard is the appropriate standard for electing Hatteras Financial directors.

Our plurality voting standard remains the prevailing voting standard, while the legal community, public companies and corporate governance experts continue to debate the merits of the majority voting standard.

We employ a plurality voting standard in director elections, which is the default standard under Maryland law and under the laws of many other states, including Delaware. It is the prevailing method used by corporations in the United States, including some of the largest corporations in the country and corporations recognized as leaders in corporate governance. Approximately 60% of the Russell 3000 companies employ a plurality voting standard. Because plurality voting has long been the accepted standard, the rules governing plurality voting are well established and widely understood.

In contrast, the majority voting standard presents legal and practical issues, including the potential problem of "holdover" directors, which occurs when, as a result of the majority voting structure, a director receives less than a majority of the votes cast and is therefore not elected but, as a result of Maryland law, continues to serve until his or her successor is elected and qualified. In light of these issues, the legal community, shareholder advocates, governance experts, public companies and other groups are still debating whether the purported benefits of the majority voting standard outweigh the risks and are considering how to deal with the practical difficulties of implementing a majority voting standard. For example, in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. Congress considered whether majority voting should be made mandatory for all public companies. Congress at first included and ultimately deleted a majority voting standard in the act.

The board of directors believes that a change in the voting standard is unnecessary and that our existing plurality standard and corporate governance produce qualified and accountable directors.

For several reasons, we disagree with the claim that our current voting standard effectively disenfranchises shareholders:

- Since our initial public offering, we have had procedures for shareholders to communicate directly with the independent members of the board of directors (see "Communication with the Board of Directors, Independent Directors and the Audit Committee").

- Our shareholders have the ability to nominate an alternative board candidate or candidates for shareholder consideration.

- A plurality voting standard does not, as Proposal 4 implies, render "withhold" votes meaningless. Because we must report voting results of director elections in a publicly-filed report on Form 8-K, there is significant visibility as to any director who receives a large number of "withhold" votes, providing shareholders with a viable means to communicate publicly any dissatisfaction with individual board members or the board of directors as a whole to other shareholders. "Withhold" votes also have the potential to influence our compensation and governance committee, which reviews the voting results from each annual meeting.

- Because we do not have a classified board of directors, our shareholders may express their confidence, or lack of confidence, in each director on an annual basis.

- We believe our shareholders are satisfied with the composition of the board of directors and the plurality voting standard that applies to the election of our directors. CalPERS is the only shareholder to submit a proposal on the majority voting standard and does so on a routine basis with other companies. According to CalPERS shortly before it submitted Proposal 4, CalPERS owned less than 1/10 of 1% of our outstanding shares of common stock. To date, our largest shareholders have expressed no dissatisfaction to us with our plurality voting standard or its results. We have had four annual meetings since our initial public offering, and at every meeting, each of our directors has been elected by a majority of the votes cast. In all but one instance, our directors have received in excess of 95% of the votes cast. A majority voting standard would not have changed the outcome of any of our elections.

- We have a strong corporate governance process designed to identify and propose director nominees who will best serve the interests of our company and shareholders. The board of directors maintains a compensation and governance committee that is composed entirely of independent directors, and a majority of the members of the board of directors are independent as defined by the NYSE listing standards.

We believe that the majority voting standard unduly empowers special-interest shareholders who may focus on the short-term price of our common stock at the expense of the long-term value of our company or who may have particular agendas different from those of our shareholders generally.

Under majority voting, because of the increased threat that one or more directors would not be re-elected in an uncontested election or would need to offer to resign after re-election, the board of directors may be forced to follow the dictates of discrete groups, or to engage in expensive and distracting solicitation campaigns, for matters that are peripheral or not related to the best interests of our company and shareholders. For example, special-interest or single-issue shareholders could choose to promote a "vote no" campaign against the election of one or more director nominees in an effort to forward their particular agendas at the expense of our other shareholders. To prevent the special-interest shareholders from thwarting a productive director or group of directors from being elected, we could be forced to resort to costly solicitation strategies and to divert our attention from our everyday business. If we are unable to obtain the requisite votes for our slate of directors despite these efforts, the special-interest or single-issue shareholders, who may be indifferent or hostile to the long-term interests of our other shareholders, may gain undue influence.

Moreover, we are concerned that adopting the majority voting standard would shift disproportionate weight to the strict, rules-based decision making of proxy advisory services. Many institutional investors rely on a small group of proxy advisory firms for voting recommendations. These firms often base their recommendations on single issues and apply broad and inflexible policies. Occasionally, these firms may also unintentionally use mistaken or incomplete information for their voting recommendations. These recommendations may be made without full consideration of the performance and other particular circumstances of our company or the contributions of our directors.

We believe our shareholders are satisfied with our financial performance and do not believe that a majority voting standard will improve our financial performance.

The cumulative total return on our common stock since the date of our initial public offering on April 30, 2008, through December 31, 2012, has been approximately 96%. That is, a $100 investment in our common stock on April 30, 2008, with reinvestment of all dividends on the common stock, was worth approximately $196 on December 31, 2012. CalPERS cites the prevalence of majority voting at S&P 500 companies in support of its proposal. For the same period, our total return substantially exceeded the total return of the S&P 500. If $100 were invested in the S&P 500 on April 30, 2008, with reinvestment of all dividends, the investment would have been worth approximately $114 on December 31, 2012.

We believe that our plurality standard has served us well and that Proposal 4 is unwarranted in our case.

The board of directors recommends a vote AGAINST Proposal 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common stock as of March 13, 2013, with respect to each of our directors; each of our executive officers; each shareholder of our company that is known to us to be the beneficial owner of more than 5% of our common stock based upon filings made with the SEC; and all directors and executive officers as a group.

Unless otherwise indicated, the business address for each of the identified shareholders is 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103. Except as indicated in the footnotes below, none of the executive officers or directors has pledged his shares of common stock as collateral.

Name of Beneficial Owner	Shares of Common Stock [1]	Percent of Common Stock [2]
Michael R. Hough [3]	216,528	*
Benjamin M. Hough [4]	194,731	*
Kenneth A. Steele [5]	119,583	*
William H. Gibbs, Jr. [6]	90,334	*
Frederick J. Boos, II [7]	85,104	*
David W. Berson	11,600	*
Ira G. Kawaller	15,020	*
Jeffrey D. Miller	10,600	*
Thomas D. Wren	10,600	*
All directors and executive officers as a group (9 persons)	754,100	*
BlackRock, Inc. [8]	5,430,063	5.5%
Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler, Carlene M. Ziegler, Artisan Partners Funds, Inc. [9]	6,955,309	7.0%

* Represents ownership of less than 1.0%.

(1) In accordance with SEC rules, each listed person's beneficial ownership includes: (1) all shares the investor actually owns beneficially or of record; (2) all shares over which the investor has or shares voting or dispositive control; and (3) all shares the investor has the right to acquire within 60 days.

(2) Based on 98,830,054 shares of our common stock outstanding on a fully diluted basis as of March 13, 2013.

(3) Mr. Hough has sole voting and dispositive power with respect to 214,684 shares of common stock and shared voting and dispositive power with respect to 1,844 shares of common stock held indirectly through Atlantic Capital Advisors LLC.

(4) Mr. Hough has sole voting and dispositive power with respect to 193,000 shares of common stock, shared voting and dispositive power with respect to 1,631 shares of common stock held indirectly through Atlantic Capital Advisors LLC and shared voting and dispositive power with respect to 100 shares of common stock held by a family member.

(5) Mr. Steele has sole voting and dispositive power with respect to 118,236 shares of common stock and shared voting and dispositive power with respect to 1,347 shares of common stock held indirectly through Atlantic Capital Advisors LLC.

(6) Mr. Gibbs has sole voting and dispositive power with respect to 88,987 shares of common stock and shared voting and dispositive power with respect to 1,347 shares of common stock held indirectly through Atlantic Capital Advisors LLC.

(7) Mr. Boos has sole voting and dispositive power with respect to 84,182 shares of common stock and shared voting and dispositive power with respect to 922 shares of common stock.

(8) This information and the information in this footnote was obtained from a Schedule 13G filed with the SEC on January 30, 2013. The business address for this shareholder is 40 East 52nd Street, New York, New York 10022. BlackRock, Inc., in its capacity as the parent holding company of several subsidiaries, is deemed to have sole power to vote or to direct the vote with respect to all of the shares of common stock and is deemed to have sole power to dispose or to direct the disposition with respect to all of the shares of common stock. Various persons have the right to receive, or the power to direct receipt

of, dividends from, or the proceeds from the sale of, such securities. No such person is known to BlackRock, Inc. to have such right or power with respect to more than five percent of the common stock.

(9) This information and the information in this footnote was obtained from a Schedule 13G/A filed with the SEC on February 7, 2013. The business address for these shareholders is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. Each of Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler, and Carlene M. Ziegler is deemed to have shared power to vote or to direct the vote with respect to 6,658,255 shares of common stock and is deemed to have shared power to dispose or to direct the disposition with respect to 6,955,309 shares of common stock. Artisan Partners Funds, Inc. is deemed to have shared power to vote or to direct the vote with respect to 4,961,355 shares of common stock and is deemed to have shared power to dispose or to direct the disposition with respect to 4,961,355 shares of common stock. The shares reported in the Schedule 13G/A have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership. Persons other than Artisan Partners Limited Partnership have the right to receive dividends from, and the proceeds from the sale of, such shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities ("10% Holders"), to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% Holders are required by SEC regulations to furnish our company with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports furnished to us, or written representations from reporting persons that all reportable transactions were reported, we believe that during the fiscal year ended December 31, 2012 the executive officers, directors and 10% Holders timely filed all reports they were required to file under Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 5, 2007, we executed a management agreement with Atlantic Capital Advisors LLC, our manager, pursuant to which our manager provided for the day-to-day management of our operations (the "2007 management agreement"). On February 23, 2012, we entered into a new management agreement with Atlantic Capital Advisors LLC (the "2012 management agreement"). Our independent directors approved the 2012 management agreement during an executive session without the presence of the management team. The 2012 management agreement replaced the 2007 management agreement discussed above, which was entered at the time of our initial capitalization and before our initial public offering in 2008. Compared to the 2007 management agreement, the 2012 management agreement provides that additional expenses are to be reimbursed or paid by us. The 2012 management has a three-year term and automatically renews for additional one-year terms unless terminated in accordance with its provisions.

We incurred approximately $17.4 million in management fees and $1.8 million in reimbursable expenses under the 2007 management agreement and 2012 management agreement during the year ended December 31, 2012.

The 2012 management agreement requires our manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. All of our executive officers also serve as officers of our manager and of ACM, another real estate investment trust managed by our manager that has similar investment objectives to ours. Furthermore, two of our non-independent directors, Michael R. Hough and Benjamin M. Hough, also serve as directors of ACM. These officers and directors own a controlling interest in our manager.

Our independent directors review our manager's performance periodically and, following the initial term, the 2012 management agreement may be terminated upon the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of a majority of our outstanding common stock, based upon (1) unsatisfactory performance that is materially detrimental to us or (2) a determination that the management fees payable to our manager are not fair, subject to our manager's right to prevent such a termination pursuant to clause (2) by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors and our manager. We must provide 180 days' prior notice of any such termination and our manager will be paid a termination fee equal to four times the average annual management fee earned by the manager during the two years immediately preceding termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We may also terminate the 2012 management agreement without payment of the termination fee with 30 days' prior written notice for cause, which is defined as (1) our manager's continued material breach of any provision of the 2012 management agreement following a period of 30 days after written notice thereof, (2) our manager's engagement in any act of fraud, misappropriation of funds, or embezzlement against us, (3) our manager's gross negligence, bad faith, willful misconduct or reckless disregard in the performance of its duties under the 2012 management agreement, (4) the commencement of any proceeding relating to our manager's bankruptcy or insolvency that is not withdrawn within 30 days or in certain other instances where our manager becomes insolvent, (5) the dissolution of our manager (unless the directors have approved a successor under the 2012 management agreement), (6) a change of control (as defined in the 2012 management agreement) of our manager or (7) if fewer than two of the key principals (as defined in the 2012 management agreement) are full-time employees of our manager. Cause does not include unsatisfactory performance, even if that performance is materially detrimental to our business. Our manager may terminate the 2012 management agreement, without payment of the termination fee, in the event we become regulated as an investment company under the Investment Company Act of 1940. Furthermore, our manager may decline to renew the 2012 management agreement by providing us with 180 days' written notice. Our manager may also terminate the 2012 management agreement upon 60 days' written notice if we default in the performance of any material term of the 2012 management agreement and the default continues for a period of 30 days after written notice to us, whereupon we would be required to pay our manager a termination fee in accordance with the terms of the 2012 management agreement.

We indemnify our directors and executive officers to the fullest extent permitted by Maryland law so that they will be free from undue concern about personal liability in connection with their service to our company. This is required under our bylaws, and we have also entered into agreements with those individuals contractually obligating us to provide this indemnification to them.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at the 2014 annual meeting of shareholders must be received by the corporate secretary of the company no later than December 12, 2013 in order to be considered for inclusion in our proxy statement relating to the 2014 meeting pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8").

Our bylaws currently provide that in order for a proposal of a shareholder to be presented at our 2014 annual meeting of shareholders, other than a shareholder proposal included in our proxy statement pursuant to Rule 14a-8, it must be received at our principal executive offices no earlier than the close of business on November 12, 2013 and on or before December 12, 2013. If the 2014 annual meeting of shareholders is scheduled to take place before April 21, 2014 or after June 20, 2014 then notice must be delivered no earlier than the close of business on the 150th day prior to the 2014 annual meeting of shareholders and not later than the close of business on the later of the 120th day prior to the 2014 annual meeting of shareholders or the tenth day following the day on which public announcement of the date of the 2014 annual meeting of shareholders is first made public by our company. Any such proposal should be mailed to: Hatteras Financial Corp., 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, Attention: Corporate Secretary. A copy of the bylaws may be obtained from our corporate secretary by written request to the same address.

By Order of the Board of Directors

Kenneth A. Steele
Chief Financial Officer, Secretary and Treasurer

Winston Salem, North Carolina
April 11, 2013

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 21, 2013

HATTERAS FINANCIAL CORP.

Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 13, 2013
Date: May 21, 2013 **Time:** 10:30 AM EDT
Location: Old Town Club
2875 Old Town Club Road
Winston Salem, NC 27106

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement 2. Annual Report

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

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— How To Vote —

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Voting items

The Board of Directors recommends that you vote FOR the following:

1. Election of Directors

Nominees

01 Michael R. Hough 02 Benjamin M. Hough 03 David W. Berson 04 Ira G. Kawaller 05 Jeffrey D. Miller
06 Thomas D. Wren

The Board of Directors recommends you vote FOR the following proposal(s):

2 To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the year ending December 31, 2013.

3 To approve, by non-binding vote, executive compensation.

The Board of Directors recommends you vote AGAINST the following proposal(s):

4 Shareholder proposal regarding majority voting in director elections.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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Voting Instructions


HATTERAS
FINANCIAL

HATTERAS FINANCIAL CORP.
110 OAKWOOD DR., STE 340
WINSTON SALEM, NC 27103

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
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VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Michael R. Hough 02 Benjamin M. Hough 03 David W. Berson 04 Ira G. Kawaller 05 Jeffrey D. Miller
06 Thomas D. Wren

The Board of Directors recommends you vote FOR proposals 2 and 3.

		For	Against	Abstain
2	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the year ending December 31, 2013.	☐	☐	☐
3	To approve, by non-binding vote, executive compensation.	☐	☐	☐

The Board of Directors recommends you vote AGAINST proposal 4.

		For	Against	Abstain
4	Shareholder proposal regarding majority voting in director elections.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000173293_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/are available at www.proxyvote.com.

HATTERAS FINANCIAL CORP.
Annual Meeting of Shareholders
May 21, 2013 10:30 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Michael R. Hough, Benjamin M. Hough and Kenneth A. Steele, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of HATTERAS FINANCIAL CORP. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:30 AM, EDT on 5/21/2013, at the Old Town Club, 2875 Old Town Club Road, Winston Salem, NC 27106, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000173293_2 R1.0.0.51160


HATTERAS
FINANCIAL
2012 ANNUAL REPORT

HATTERAS FINANCIAL
2012 ANNUAL REPORT

Hatteras Financial Corp.

is a mortgage REIT that invests in single-family residential mortgage pass-through securities guaranteed by Fannie Mae (FNMA), Freddie Mac (FHLMC), or Ginnie Mae (GNMA). Based in Winston-Salem, NC, we began operations in November 2007. We completed our initial public offering in April 2008 and trade on the New York Stock Exchange under the symbol "HTS." Our company is managed and advised by Atlantic Capital Advisors LLC.



DEAR FELLOW SHAREHOLDERS,

Welcome to our annual financial review and thank you for taking the time to review the performance of Hatteras Financial Corp. Please take the opportunity to peruse the attached Annual Report on Form 10-K in which we provide additional details on the residential mortgage market and our approach for the 2012 fiscal year.

After completing our 5th full year, we are pleased to again say we've been able to distribute an attractive dividend return during a period where income and dividends have become more of a challenge. Hatteras distributed $3.30 per common share in 2012 which equated to a 13.3% yield using the closing share price on $24.81 on December 31, 2012. The company's book value also increased $1.11 per share during the year which was a 4.4% increase. We strive to earn the best risk-adjusted return for our shareholders recognizing the risks inherent in managing this business through changing market conditions.



The company's assets grew from $18.6 billion in assets at the end of 2011 to $26.4 billion at December 31, 2012. The growth of our balance sheet was primarily as a result of equity growth including a $539 million common stock offering in March and a $278 million preferred stock offering in August. Hatteras ended the year with total equity of $3.1 billion compared to $2.1 billion at the end of 2011. The added capacity enabled the company to invest opportunistically and position the balance sheet appropriately given where we are in the economic cycle. We plan to continue to take a long-term, defensive approach to interest rate risk management and will evaluate opportunities to become more defensive the longer low rates remain.

Throughout 2012, the financial markets were continually faced with challenges and volatility as the Federal Reserve further expanded their securities purchase program, interest rates drifted even lower, and political uncertainty remained constant. Our view on how to position Hatteras is consistent with the strategy we implemented when we began in 2007—invest in the assets we expect to perform best through cycles and not reach into areas that we can't as easily model or predict. We've done that and our $24.0 billion portfolio of adjustable-rate securities is evidence of our dedication to providing a sustainable return with low equity volatility over time.





We are proud of the important role we play in the U.S. housing market as a specialist in acquiring and holding residential mortgage securities. Our participation helps improve home ownership costs for a substantial majority of Americans that borrow to acquire their family homes. We believe that Hatteras and the REIT structure are an integral part of the solution to the future of single-family housing in the United States, and we look forward to our continued role in providing capital to this important market.

We appreciate your interest in Hatteras Financial. We are strongly committed to ensuring our investors can easily understand our strategy and results. Please feel free to contact us with questions or with suggestions on how we can improve our communication with you. Thank you for being a Hatteras shareholder and for placing your trust and confidence in us in 2012.

Sincerely,

Michael R. Hough *and the entire Hatteras team*

2012 RESULTS


Dividend Per Share


$3.49
$4.50
$4.40
$3.30
12/31/09
12/31/10
12/31/11
12/31/12

Book Value Per Share


$25.74
$24.84
$27.08
$28.19
12/31/09
12/31/10
12/31/11
12/31/12

Stock Price


$27.96
$30.27
$26.37
$24.81
12/31/09
12/31/10
12/31/11
12/31/12





HATTERAS FINANCIAL

2012 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2012
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______.

Commission file number 001-34030

HATTERAS FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

SEC
Mail Processing
Section
APR 12 2013
Washington DC
400

Maryland	**26-1141886**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
4000 Oakwood Drive, Suite 340 Winston Salem, North Carolina	**27103**
(Address of principal executive offices)	**(Zip Code)**

(336) 760-9347
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.001 par value	New York Stock Exchange
7.625% Series A Cumulative Redeemable Preferred stock, $0.001 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer [X]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $2,804,927,954 based on the closing price on the New York Stock Exchange as of June 29, 2012.

Number of the registrant's common stock outstanding as of February 18, 2013: 98,822,654

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement with respect to its 2013 Annual Meeting of Shareholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part II, Item 5 and Part III, Items 10,11,12,13 and 14 hereof as noted therein.

HATTERAS FINANCIAL CORP.
INDEX

Item No.		Form 10-K Report Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	29
Item 2.	Properties	29
Item 3.	Legal Proceedings	29
Item 4.	Mine Safety Disclosures	29
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
Item 6.	Selected Financial Data	32
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	33
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	55
Item 8.	Financial Statements and Supplementary Data	58
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	58
Item 9A.	Controls and Procedures	58
Item 9B.	Other Information	59
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	60
Item 11.	Executive Compensation	60
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	60
Item 13.	Certain Relationships and Related Transactions, and Director Independence	60
Item 14.	Principal Accountant Fees and Services	60
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	60

Forward-Looking Statements

This report contains various "forward-looking statements." Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "would," "could," "should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. All forward-looking statements may be impacted by a number of risks and uncertainties, including statements regarding the following subjects:

- our business and investment strategy;
- our anticipated results of operations;
- statements about future dividends;
- our ability to obtain financing arrangements;
- our understanding of our competition and ability to compete effectively;
- market, industry and economic trends; and
- interest rates.

The forward-looking statements in this report are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

(1) the factors referenced in this report, including those set forth under the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations;"

(2) the federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the federal government;

(3) mortgage loan modification programs and future legislative action;

(4) availability, terms and deployment of capital;

(5) risks associated with investing in real estate assets, including changes in business conditions and the general economy;

(6) changes in interest rates, interest rate spreads, the yield curve or prepayment rates and the market value of our agency securities;

(7) general volatility of the financial markets, including markets for mortgage securities;

(8) inflation or deflation;

(9) changes in the prepayment rates on the mortgage loans securing our agency securities;

(10) availability of suitable investment opportunities;

(11) the degree and nature of our competition, including competition for agency securities from the U.S. Department of the Treasury (the "U.S. Treasury");

(12) changes in our business and investment strategy;

(13) changes in our investment financing and hedging strategy;

(14) the adequacy of our cash flow from operations and borrowings to meet our short-term liquidity requirements;

(15) the liquidity of our portfolio of agency securities;

(16) unanticipated changes in our industry, the credit markets, the general economy or the real estate market;

(17) our dependence on our manager and ability to find a suitable replacement if our manager were to terminate its management relationship with us;

(18) the existence of conflicts of interest in our relationship with our manager and certain of our directors and our officers, which could result in decisions that are not in the best interest of our shareholders;

(19) changes in personnel at our manager or the availability of qualified personnel at our manager;

(20) limitations imposed on our business by our status as a real estate investment trust ("REIT") for federal income tax purposes;

(21) our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act");

(22) changes in generally accepted accounting principles ("GAAP"), including interpretations thereof; and

(23) changes in applicable laws and regulations.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on forward-looking statements, which apply only as of the date of this report. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this report to reflect new information, future events or otherwise, except as required under the U.S. federal securities laws.

PART I

Item 1. Business

In this report, unless the context suggests otherwise, references to "our company," "we," "us" and "our" refers to Hatteras Financial Corp. and "manager" refers to Atlantic Capital Advisors LLC.

Our Company

We are an externally-managed mortgage REIT that invests primarily in single-family residential mortgage pass-through securities guaranteed or issued by a U.S. Government agency (such as the Government National Mortgage Association ("Ginnie Mae")), or by a U.S. Government-sponsored entity (such as the Federal National Mortgage Association, ("Fannie Mae")), and the Federal Home Loan Mortgage Corporation, ("Freddie Mac")). We refer to these securities as "agency securities. We were incorporated in Maryland in September 2007 and commenced operations in November 2007. We listed our common stock on the New York Stock Exchange ("NYSE") in April 2008 and trade under the symbol "HTS."

We are externally-managed and advised by our manager, Atlantic Capital Advisors LLC.

We are organized and conduct our operations to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and generally are not subject to federal taxes on our income to the extent we distribute our income to our shareholders and maintain our qualification as a REIT.

Our Strategy

Our principal goal is to generate net income for distribution to our shareholders, through regular quarterly dividends, from the difference between the interest income on our investment portfolio and the interest costs of our borrowings and hedging activities, which we refer to as our net interest income, and other expenses. In general, our strategy is to manage interest rate risk while trying to eliminate any exposure to credit risk. We believe that the best approach to generating a positive net interest income is to manage our liabilities in relation to the interest rate risks of our investments. To help achieve this result, we employ repurchase financing, generally short-term, and combine our financings with hedging techniques, relying primarily on interest rate swaps. We may, subject to maintaining our REIT qualification, also employ other hedging techniques from time to time, including interest rate caps, floors and swap options to protect against adverse interest rate movements.

We focus on agency securities consisting of mortgage loans with short effective durations, which we believe limits the impact of changes in interest rates on the market value of our portfolio and on our net interest income. However, because our investments vary in interest rate, prepayment speed and maturity, the leverage or borrowings that we employ to fund our asset purchases will never exactly match the terms or performance of our assets, even after we have employed our hedging techniques. Based on our manager's experience, the interest rates of our assets will change more slowly than the corresponding short-term borrowings used to finance our assets. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income and shareholders' equity.

Our manager's approach to managing our portfolio is to take a longer term view of assets and liabilities; accordingly, our periodic earnings and mark-to-market valuations at the end of a period will not significantly influence our strategy of providing stable cash distributions to shareholders over the long term. Our manager has invested and seeks to invest in agency securities that it believes are likely to generate attractive risk-adjusted returns on capital invested, after considering (1) the amount and nature of anticipated cash flows from the asset, (2) our ability to borrow against the asset, (3) the capital requirements resulting from the purchase and financing of the asset, and (4) the costs of financing, hedging, and managing the asset.

Our Assets

Our focus on asset selection is to own assets with short durations and predictable prepayment characteristics. Since our formation, all of our invested assets have been in agency securities, and we currently intend that our investment assets will continue to be agency securities. These agency securities currently consist of mortgages that have principal and interest payments guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. We invest in both fixed-rate and adjustable-rate agency securities. Adjustable rate mortgages ("ARMs") are mortgages that have floating interest rates that reset on a specific time schedule, such as monthly, quarterly or annually, based on a specified index, such as the 12-month moving average of the one-year constant maturity U.S. Treasury rate ("CMT") or the London Interbank Offered Rate ("LIBOR"). The ARMs we generally invest in, sometimes referred to as hybrid ARMS, have interest rates that are fixed for an initial period (typically three, five, seven or 10 years) and then reset annually thereafter to an increment over a pre-determined interest rate index.

Our Borrowings

We borrow against our agency securities using repurchase agreements. Our borrowings generally have maturities that range from one month to one year, although occasionally we may enter into longer term borrowing agreements to more closely match the rate adjustment period of our securities. We intend that our borrowings will generally be between six and 12 times the amount of our shareholders' equity. The level of our borrowings may vary periodically above or below this range depending on market conditions.

Our Hedging

Our hedging strategies are designed to reduce the impact on our income and shareholders' equity caused by the potential adverse effects of changes in interest rates on our assets and liabilities. Subject to complying with REIT requirements, we use hedging techniques to mitigate the differences between the interest rate adjustments on our assets and borrowings as well as the risk of adverse changes in interest rates on the value of our assets. These techniques primarily consist of entering into interest rate swap agreements and may also include entering into interest rate cap or floor agreements, purchasing or selling futures contracts, purchasing put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. We record our derivative and hedge transactions in accordance with GAAP. If we fail to qualify for hedge accounting treatment as prescribed by this accounting standard, our operating results may suffer because losses on the derivatives we enter into may not be offset by a changes in the cash flows or fair value of the related hedged transaction. Consequently, any declines in the hedged interest rates would result in a charge to earnings.

Purpose of and Changes in Strategies

Our investment, financing and hedging strategies are designed to:

- limit credit risk;
- manage cash flows so as to provide for regular quarterly distributions to our shareholders;
- manage financing risks;
- mitigate the fluctuations in the market value of our securities due to changing interest rates;
- reduce the impact that changing interest rates have on our net interest income;
- maintain our qualification as a REIT; and
- comply with available exemptions from regulation as an investment company under the Investment Company Act.

Our board of directors has adopted a policy that currently limits our investments to agency securities. Due to changes in market conditions, the market value and duration of our securities will fluctuate from time to time and may cause our portfolio allocations to be inconsistent with the investment strategies described in this report. In such event, in consultation with our board of directors, our manager may recommend that we should reallocate our portfolio. Subject to our intent to qualify for an exemption from registration under the Investment Company Act and to maintain our qualification as a REIT, our board of directors, with the approval of a majority of our independent directors, may vary our investment strategy, our financing strategy or our hedging strategy at any time.

Our Manager

We believe our relationship with our manager, Atlantic Capital Advisors LLC, enables us to leverage our manager's infrastructure, business relationships and management expertise to execute our investment strategy effectively. We believe that our manager's expertise in mortgage REIT operations, agency securities, and the mortgage-backed securities ("MBS") and leveraged finance markets enhances our ability to acquire assets opportunistically and to finance those assets in a manner designed to generate consistent risk-adjusted returns for our shareholders.

Pursuant to the terms of the management agreement, our manager provides us with our management team, including a chief executive officer and a chief financial officer (each of whom also serves as an officer of our manager) along with appropriate support personnel. Our manager is responsible for our operations and the performance of all services and activities relating to the management of our assets and operations, subject to the direction of our board of directors.

Atlantic Capital Advisors LLC manages both our company and ACM Financial Trust ("ACM"), a privately-held mortgage REIT founded in 1998. Michael R. Hough, our chief executive officer, is also the chief executive officer of our manager and ACM. Our president Benjamin M. Hough, chief financial officer Kenneth A. Steele, co-chief investment officer William H. Gibbs, Jr., and co-chief investment officer Frederick J. Boos, II are all also executives of our manager and of ACM. As of December 31, 2012, ACM owned approximately $ 1.7 billion in agency securities. We do not own any interest in ACM.

The Management Agreement

On February 23, 2012, we entered into a new management agreement with our manager, Atlantic Capital Advisors LLC ("ACA"). The new management agreement replaced the 2007 management agreement entered into at the time of our initial capitalization as a private company and before our initial public offering in 2008. The management agreement requires our manager to manage our business affairs in conformity with policies and investment guidelines that are approved by a majority of our independent directors and monitored by our board of directors. Our manager is subject to the direction and oversight of our board of directors. Our manager is responsible for (1) the identification, selection, purchase and sale of our portfolio investments, (2) our financing and risk management activities, and (3) providing us with investment advisory services. In addition, our manager is responsible for our day-to-day operations.

The initial term of the management agreement expires on February 23, 2015. Under the terms of the agreement, it will automatically renew for an additional one year term on February 23 of each year thereafter unless terminated or otherwise renegotiated.

Our manager is entitled to receive a management fee payable monthly in arrears in an amount equal to 1/12th of an amount determined as follows:

- for our equity up to $250 million, 1.50% (per annum) of equity; plus
- for our equity in excess of $250 million and up to $500 million, 1.10% (per annum) of equity; plus
- for our equity in excess of $500 million and up to $750 million, 0.80% (per annum) of equity; plus
- for our equity in excess of $750 million, 0.50% (per annum) of equity.

For purposes of calculating the management fee, we define equity as the value, computed in accordance with GAAP, of our shareholders' equity, adjusted to exclude the effects of unrealized gains or losses. Under the terms of the management agreement, we also reimburse ACA for certain of our operating expenses that are borne by ACA.

There is no incentive compensation payable to our manager pursuant to the management agreement.

Competition

Our success depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring agency securities, we compete with other mortgage REITs, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, governmental bodies and other entities. In addition, there are numerous mortgage REITs with similar asset acquisition objectives, including ACM, and others may be organized in the future. The effect of the existence of additional REITs may be to increase competition for the available supply of mortgage assets suitable for purchase.

Employees

We are managed by Atlantic Capital Advisors LLC pursuant to the management agreement between our manager and us. We do not have any employees whom we compensate directly with salaries or other cash compensation. Our manager has 13 employees.

Additional Information

We have made available copies of the charters of the committees of our board of directors, our code of business ethics and conduct, our corporate governance guidelines, our whistleblower policy and any materials we file with the Securities and Exchange Commission ("SEC") on our website at *www.hatfin.com.* Copies of these documents are available in print to any shareholder who requests them. Requests should be sent to Hatteras Financial Corp., 110 Oakwood Drive, Suite 340, Winston-Salem, North Carolina 27103, Attention: Corporate Secretary.

All reports filed with the SEC may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Further information regarding the operation of the public reference room may be obtained by calling 1-800-SEC-0330. In addition, all of our filed reports can be obtained at the SEC's website at *www.sec.gov*.

Item 1A. Risk Factors

Investment in our common stock involves significant risks. If any of the risks discussed in this report occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. The risk factors set forth below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us, or not identified below, may also materially affect our business, financial condition, liquidity and results of operations. Some statements in this report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements."

Risks Related to Our Management and Conflicts of Interest

We are dependent upon key employees of our manager, and we may not find suitable replacements if these key personnel are no longer available to us.

Our success depends to a significant degree upon the contributions of Messrs. Michael and Benjamin Hough and Messrs. Steele, Gibbs and Boos, whose continued service is not guaranteed, and each of whom would be difficult to replace. Because these key personnel collectively have a substantial amount of experience in the fixed income markets and prior experience managing a mortgage REIT, we depend on their experience and expertise to manage our day-to-day operations and our strategic business direction. In addition, many of these individuals have strong industry reputations, which aid us in identifying and financing investment opportunities. The loss of the services of these key personnel could diminish our relationships with lenders, and industry personnel and harm our business and our prospects. We cannot assure you that these individuals can be replaced with equally skilled and experienced professionals.

The management agreement between us and our manager was not negotiated on an arms-length basis and the terms, including fees payable, may not be as favorable to us as if it was negotiated with an unaffiliated third party.

Because our executive officers and two of our directors are also officers and owners of our manager, the management agreement was not negotiated on an arms-length basis, and we did not have the benefit of arms-length negotiations of the type normally conducted with an unaffiliated third party. As a result, the terms, including fees payable, may not be as favorable to us as an arms-length agreement. Furthermore, because our executive officers and two of our directors are also officers and owners of our manager, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our manager.

Termination by us of our management agreement with our manager without cause is difficult and costly.

The term of our management agreement expires on February 23, 2015. The agreement is automatically renewed for a one-year term on each anniversary date thereafter unless terminated. Our independent directors review our manager's performance periodically and the management agreement may be terminated upon the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of a majority of our outstanding common stock, based upon: (1) unsatisfactory performance by our manager that is materially detrimental to us or (2) a determination that the management fees payable to our manager are not fair, subject to our manager's right to prevent such a termination by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors and our manager.

We must provide 180 days' prior notice of any such termination. Our manager will be paid a termination fee equal to four times the average annual management fee earned by our manager during the two years immediately preceding termination. The termination fee may make it more difficult for us to terminate the management agreement. These provisions increase the cost to us of terminating the management agreement, thereby adversely affecting our ability to terminate our manager without cause.

Our manager may allocate mortgage-related opportunities to ACM, and thus may divert attractive investment opportunities away from us.

Each of our executive officers and some of our directors also serve as officers and owners of our manager. Our manager is also the external manager of ACM, a private mortgage REIT with investment objectives that are similar to ours. Furthermore, three of our executive officers, Messrs. Michael and Benjamin Hough and Mr. Gibbs are also executive officers and directors of ACM. Mr. Steele serves as our chief financial officer and also as chief financial officer of ACM. Mr. Boos serves as our co-chief investment officer and also as chief investment strategist of ACM. Our executive officers, who as of December 31, 2012, collectively and beneficially owned approximately 0.7% of the outstanding common stock of ACM on a diluted basis, intend to continue in such capacities with ACM. Most investment opportunities that are suitable for us are also suitable for ACM; therefore, these dual responsibilities create conflicts of interest for these officers in the event they are presented with opportunities that may benefit either us or ACM. Our management agreement requires our manager to allocate investments between us and ACM by determining the entity for which they believe the investment opportunity is most suitable. In making this determination, our manager considers the investment strategy and guidelines of each entity with respect to acquisition of assets, portfolio needs, market conditions, cash flow and other factors that they deem appropriate. However, our manager generally has no obligation to make any specific investment opportunities available to us, and the above mentioned conflicts of interest may result in decisions or allocations of securities that may benefit one entity more than the other. Thus, the executive officers of our manager could direct attractive investment opportunities to ACM instead of to us. Such events could result in us investing in investments that provide less attractive returns, reducing the level of distributions we may be able to pay to our shareholders.

Furthermore, in the future our manager may sponsor or provide management services to other investment vehicles with investment objectives that overlap with ours. Accordingly, we may further compete for access to the benefits that we expect our relationship with our manager to provide and for the time of its key employees.

Our manager and its key employees, who are our executive officers, face competing demands relating to their time and this may adversely affect our operations.

We rely on our manager and its employees, including Messrs. Michael and Benjamin Hough and Messrs. Steele, Gibbs and Boos, for the day-to-day operation of our business. Our manager is also the manager of ACM and each of the key employees of our manager are executive officers of ACM. As a result of their interests in ACM, Messrs. Michael and Benjamin Hough and Messrs. Steele, Gibbs and Boos face conflicts of interest in allocating their time among us and ACM.

Because our manager has duties to ACM as well as to our company, we do not have the undivided attention of the management team of our manager and our manager faces conflicts in allocating management time and resources between our company and ACM. Further, during turbulent market conditions or other times when we need focused support and assistance from our manager, ACM or other entities for which our manager also acts as an investment manager will likewise require greater focus and attention, placing competing high levels of demand on our manager's limited resources. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if our manager did not act as a manager for other entities.

Our board of directors approved broad investment guidelines for our manager and do not approve each investment decision made by our manager; as a result, our manager may cause us to acquire assets that produce investment returns that are below expectations or that result in net operating losses.

Our manager is authorized to follow broad investment guidelines. Our board of directors, including our independent directors, periodically reviews our investment guidelines and our investment policies. However, our board does not review each proposed investment. In addition, in conducting periodic reviews, the board of directors relies primarily on information provided to it by our manager. Furthermore, transactions entered into by our manager may be difficult or impossible to unwind by the time they are reviewed by the board of directors. Our manager has great latitude with the investment guidelines in determining the types of assets it may decide are proper investments for us.

Because our board of directors could change our investment policies without shareholder approval to permit us to invest in investments other than agency securities, we may invest in assets that bear greater credit, interest rate, prepayment or passive investment risks.

Our board of directors has adopted a policy that currently limits our investments to agency securities. Due to changes in market conditions, subject to our intent to qualify for an exemption from registration under the Investment Company Act and to maintain our qualification as a REIT, our board of directors, with the approval of a majority of our independent directors and without shareholder approval, may vary our investment strategy, our financing strategy or our hedging strategy at any time. Our board of directors could change our investment policies to permit us to invest in investments other than agency securities, such as other investment-grade mortgage assets, other real estate-related investments (which may not be investment grade) that management determines are consistent with our asset allocation policy and with our tax status as a REIT, and the securities of other REITs. If we acquire investments of lower credit quality, our profitability may decline and we may incur losses if there are defaults on assets underlying those investments or if the rating agencies downgrade the credit quality of those investments.

Investing in other REITs involves obtaining interests in real estate-related investments indirectly, which carries several risks, including the following:

- returns on our investments are not directly linked to returns on the assets of the REITs in which we invest;
- we may have no ability to affect the management, investment decisions or operations of the REITs in which we invest;

- prices of publicly-traded securities are likely to be volatile; and

- the disposition value of investments is dependent upon general and specific market conditions.

Each of these risks could cause the performance of our investments in other REITs to be lower than anticipated, which would adversely impact the overall returns for our portfolio.

Our manager's management fee is payable regardless of our performance.

Our manager is entitled to receive a management fee from us that is based on the amount of our equity (as defined in the management agreement), regardless of the performance of our portfolio. For example, we would pay our manager a management fee for a specific period even if we experienced a net loss during the same period. Our manager's entitlement to substantial nonperformance-based compensation might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could adversely affect our ability to make distributions to our shareholders and the market price of our common stock.

Risks Related to Our Business

Volatile market conditions for mortgages and mortgage-related assets as well as the broader financial markets may adversely affect the value of the assets in which we invest.

Our results of operations are materially affected by conditions in the markets for mortgages and mortgage-related assets, including agency securities, as well as the broader financial markets and the economy generally. Beginning in 2007, significant adverse changes in financial market conditions resulted in a deleveraging of the entire global financial system and the forced sale of large quantities of mortgage-related and other financial assets. More recently, concerns over economic recession, inflation, geopolitical issues, unemployment, the availability and cost of financing, the mortgage market and a declining real estate market have contributed to increased volatility and diminished expectations for the economy and markets. In particular, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns. Certain commercial banks, investment banks and insurance companies have announced extensive losses from exposure to the residential mortgage market. These factors have impacted investor perception of the risk associated with agency securities in which we invest. As a result, values for agency securities in which we invest have experienced volatility. Any decline in the value of our investments, or perceived market uncertainty about their value, would likely make it difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place. Further increased volatility and deterioration in the broader residential mortgage and agency securities markets may adversely affect the performance and market value of our investments.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the federal government, may adversely affect our business.

The payments we expect to receive on the agency securities in which we invest depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States. Fannie Mae and Freddie Mac are U.S. Government-sponsored entities, but their guarantees are not backed by the full faith and credit of the United States.

In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the credit market disruption, Congress and the U.S. Treasury undertook a series of actions to stabilize these government-sponsored entities and the financial markets, generally. On September 7, 2008, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac into federal conservatorship which is a statutory process pursuant to which the FHFA will operate Fannie Mae and Freddie Mac, support availability of mortgage financing and protect taxpayers. Appointing FHFA as conservator of both Fannie Mae and Freddie Mac allows the FHFA to control the actions of the government-sponsored entities without forcing them to liquidate, which would be the case under receivership. In addition, the U.S. Treasury has taken steps to capitalize and provide financing to Fannie Mae and Freddie Mac and agreed to purchase direct obligations and agency securities issued or guaranteed by Fannie Mae and Freddie Mac.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury noted that the guarantee payment structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes an agency security and could have broad adverse market implications as well as negatively impact us.

The problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market. Following expiration of the current authorization, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, we would not be able to acquire agency securities from these companies, which would drastically reduce the amount and type of agency securities available for investment, which are our only targeted investments.

Our income could be negatively affected in a number of ways depending on the manner in which related events unfold. For example, the current credit support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional credit support it may provide in the future, could have the effect of lowering the interest rate we expect to receive from agency securities, thereby tightening the spread between the interest we earn on our portfolio of targeted assets and our cost of financing that portfolio. A reduction in the supply of agency securities could also negatively affect the pricing of agency securities we seek to acquire by reducing the spread between the interest we earn on our portfolio of targeted assets and our cost of financing that portfolio.

As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government and requires Fannie Mae and Freddie Mac to reduce the amount of mortgage loans they own or for which they provide guarantees on agency securities. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the federal government, and could also nationalize or eliminate such entities entirely. Any law affecting these government-sponsored enterprises may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on investments in Fannie Mae and/or Freddie Mac agency securities. It also is possible that such laws could adversely impact the market for such securities and spreads at which they trade. All of the foregoing could materially adversely affect our business, operations and financial condition.

Difficult conditions in the financial markets, and the economy generally, have caused many lenders, including some of our own lenders, to suffer substantial losses and may cause us losses related to our agency securities, and there is no assurance that these conditions will improve in the near future. As a result, we may not be able to obtain cost-effective financing.

Our results of operations are materially affected by conditions in the financial markets and the economy generally. Recently, concerns over inflation, energy costs, geopolitical issues, unemployment, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased volatility and diminished expectations for the economy and markets.

Dramatic declines in the housing market, with decreasing home prices and increasing foreclosures and unemployment, have resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. We rely on the availability of financing to acquire agency securities on a leveraged basis. Institutions from which we seek to obtain financing may have owned or financed residential mortgage loans, real estate-related securities and real estate loans which have declined in value and caused losses as a result of the recent downturn in the markets. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including other financial institutions. If these conditions persist, these institutions may become insolvent or tighten their lending standards, which could make it more difficult for us to obtain financing on favorable terms or at all. Our financial condition and results of operations may be adversely affected if we are unable to obtain cost-effective financing for our investments.

The downgrade of the U.S. government's or certain European countries' credit ratings, any future downgrades of the U.S. government's or certain European countries' credit ratings and the failure to resolve issues related to the "fiscal cliff" and the U.S. debt ceiling may materially adversely affect our business, financial condition and results of operations.

On August 5, 2011, Standard & Poor's downgraded the U.S. government's credit rating for the first time in history. Because Fannie Mae and Freddie Mac are in conservatorship of the U.S. government, downgrades to the U.S. government's credit rating could impact the credit risk associated with agency securities and, therefore, decrease the value of the agency securities in our portfolio. In addition, recent U.S. debt ceiling and budget deficit concerns and the possibility that U.S. lawmakers may be unable to avoid the "fiscal cliff," together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Some economists predict the U.S. economy could fall into recession if the U.S. government fails to achieve a plan to avoid the "fiscal cliff," which generally refers to certain tax increases and automatic spending cuts that were scheduled to become effective at the end of 2012. The U.S. government adopted legislation in December 2012 to address the planned tax increases, but deferred many of the automatic spending cuts for two months. In January 2013, the U.S. government adopted legislation to suspend the debt ceiling for three months. Further, Moody's and Fitch have each warned that they may downgrade the U.S. government's rating if the federal debt is not stabilized. If the U.S.'s credit rating were downgraded it would likely impact the credit risk associated with agency securities in our portfolio. A downgrade of the U.S. government's credit rating or a default by the U.S. government to satisfy its debt obligations likely would create broader financial turmoil and uncertainty, which would weigh heavily on the global banking system. Therefore, the recent downgrade of the U.S. government's credit rating and the credit ratings of certain European countries and any future downgrades of the U.S. government's credit rating or the credit ratings of certain European countries may materially adversely affect our business, financial condition and results of operations.

There can be no assurance that the actions taken by the U.S. Government for the purpose of stabilizing or reforming the financial markets, or market response to those actions, will achieve the intended effect or benefit our business, and may adversely affect us.

In response to the financial issues affecting the banking system and financial markets and going concern threats to commercial banks, investment banks and other financial institutions, the Emergency Economic Stabilization Act of 2008 ("EESA"), was enacted by the U.S. Congress. There can be no assurance that the EESA or any other U.S. Government actions will have a beneficial impact on the financial markets. To the extent the markets do not respond favorably to any such actions by the U.S. Government or such actions do not function as intended, our business may not receive the anticipated positive impact from the legislation and such result may have broad adverse market implications.

In July 2010, the U.S. Congress enacted the Dodd Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), in part to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial markets. For instance, the Dodd-Frank Act will impose significant restrictions on the proprietary trading activities of certain banking entities and subject other systemically significant organizations regulated by the U.S. Federal Reserve System (the "U.S. Federal Reserve") to increased capital requirements and quantitative limits for engaging in such activities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the MBS market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. Certain of the new requirements and restrictions exempt agency securities, other government issued or guaranteed securities, or other securities. Nonetheless, the Dodd-Frank Act also imposes significant regulatory restrictions on the origination of residential mortgage loans. While the full impact of the Dodd-Frank Act cannot be assessed until implementing regulations are released, the Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our lender counterparties and the availability or terms of MBS, both of which may have an adverse effect on our business.

In addition, U.S. Government, U.S. Federal Reserve, U.S. Treasury and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. We cannot predict whether or when such actions may occur or what affect, if any, such actions could have on our business, results of operations and financial condition.

Certain actions by the U.S. Federal Reserve could cause a flattening of the yield curve, which could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our shareholders.

On September 21, 2011, the U.S. Federal Reserve announced "Operation Twist," which is a program by which it purchased, by the end of December 2012, more than $650 billion of U.S. Treasury securities with remaining maturities between six and 30 years and sold an equal amount of U.S. Treasury securities with remaining maturities of three years or less.

In December 2012, in an effort to keep long-term interest rates at low levels, the U.S. Federal Reserve announced an expansion of its asset buying program starting in January 2013, at which time it would commence outright purchases of longer-term U.S. Treasury securities at a pace of $45 billion per month. This new U.S. Treasury securities purchase program replaces "Operation Twist," which expired in December 2012. On January 30, 2013, the U.S. Federal Reserve affirmed its intention to continue this policy. The effect of Operation Twist or the securities purchase program that replaced it could be a flattening in the yield curve, which could result in increased prepayment rates due to lower long-term interest rates and a narrowing of our net interest margin. Consequently, these securities purchase programs and any other future securities purchase programs by the U.S. Federal Reserve could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our shareholders.

There is no certainty as to what effect "QE3" and other recently announced governmental actions might have in the future on the prices and liquidity of agency securities.

On September 13, 2012, the U.S. Federal Reserve announced a third round of quantitative easing ("QE3"), which is an open-ended program designed to expand the U.S. Federal Reserve's holdings of long-term securities by purchasing an additional $40 billion of agency securities per month until key economic indicators, such as the unemployment rate, show signs of improvement. When combined with programs to extend the average maturity of the U.S. Federal Reserve's holdings of securities, which is known as "Operation Twist" and described below, and reinvest principal and interest payments from the U.S. Federal Reserve's holdings of agency debt and agency securities into agency securities, QE3 was expected to increase the U.S. Federal Reserve's holdings of long-term securities by $85 billion each month through the end of 2012.

The U.S. Federal Reserve also announced that it would keep the target range for the Federal Funds Rate between zero and 0.25% through at least mid-2015, which is six months longer than previously expected. The U.S. Federal Reserve provided further guidance to the market in December 2012 by stating that it intended to keep the Federal Funds Rate close to zero while the unemployment rate is above 6.5% and as long as inflation does not rise above 2.5%. While the U.S. Federal Reserve hopes that QE3 will expedite an economic recovery, stabilize prices, reduce unemployment and restart business and household spending, the U.S. Federal Reserve action may increase the prices of our target assets and reduce the spread on our investments.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns, on the agency securities in which we invest.

During 2008 and 2009, the U.S. Government, through the Federal Housing Authority and the Federal Deposit Insurance Corporation, commenced implementation of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. The programs involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. In September 2011, the White House announced they are working on a major plan to allow certain homeowners who owe more on their mortgages than their homes are worth to refinance. In October 2011, the FHFA announced changes to the Home Affordable Refinance Program ("HARP") to expand access to refinancing for qualified individuals and families whose homes have lost value, including increasing the HARP loan-to-value ratio above 125%. However, this would only apply to mortgages guaranteed by the U.S. government-sponsored entities. There are many challenging issues to this proposal, notably the question as to whether a loan with a loan-to-value ratio of 125% qualifies as a mortgage or an unsecured consumer loan. The chances of this initiative's success have created additional uncertainty in the agency securities market, particularly with respect to possible increases in prepayment rates.

On January 4, 2012, the U.S. Federal Reserve issued a white paper outlining additional ideas with regard to refinancings and loan modifications. It is likely that loan modifications would result in increased prepayments on some agency securities. These loan modification programs, as well as future legislative or regulatory actions, including amendments to the bankruptcy laws, that result in the modification of outstanding mortgage loans may adversely affect the value of, and the returns on, the agency securities in which we invest.

We cannot predict the impact, if any, on our earnings or cash available for distribution to our shareholders of the FHFA's proposed revisions to Fannie Mae's, Freddie Mac's and Ginnie Mae's existing infrastructures to align the standards and practices of the three entities.

On February 21, 2012, the FHFA released its Strategic Plan for Enterprise Conservatorships, which set forth three goals for the next phase of the Fannie Mae and Freddie Mac conservatorships. These three goals are to (i) build a new infrastructure for the secondary mortgage market, (ii) gradually contract Fannie Mae and Freddie Mac's presence in the marketplace while simplifying and shrinking their operations, and (iii) maintain foreclosure prevention activities and credit availability for new and refinanced mortgages. On October 4, 2012, the FHFA released its white paper entitled Building a New Infrastructure for the Secondary Mortgage Market, which proposes a new infrastructure for Fannie Mae and Freddie Mac that has two basic goals.

The first such goal is to replace the current, outdated infrastructures of Fannie Mae and Freddie Mac with a common, more efficient infrastructure that aligns the standards and practices of the two entities, beginning with core functions performed by both entities such as issuance, master servicing, bond administration, collateral management and data integration. The second goal is to establish an operating framework for Fannie Mae and Freddie Mac that is consistent with the progress of housing finance reform and encourages and accommodates the increased participation of private capital in assuming credit risk associated with the secondary mortgage market.

The FHFA recognizes that there are a number of impediments to their goals which may or may not be surmountable, such as the absence of any significant secondary mortgage market mechanisms beyond Fannie Mae, Freddie Mac and Ginnie Mae, and that their proposals are in the formative stages. As a result, it is unclear if the proposals will be enacted. If such proposals are enacted, it is unclear how closely what is enacted will resemble the proposals from the FHFA White Paper or what the effects of the enactment will be in terms of our net asset value, earnings or cash available for distribution to our shareholders

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay dividends.

The availability of mortgage-related assets meeting our criteria depends upon, among other things, the level of activity and quality of and demand for securities in the mortgage securitization and secondary markets. The market for agency securities depends upon various factors including the level of activity in the residential real estate market, the level of and difference between short-term and long-term interest rates, incentives for issuers to securitize mortgage loans and demand for agency securities by institutional investors. The size and level of activity in the residential real estate lending market depends on various factors, including the level of interest rates, regional and national economic conditions and real estate values. To the extent we are unable to acquire a sufficient volume of mortgage-related assets meeting our criteria, our results of operations would be adversely affected. Furthermore, we cannot assure you that we will be able to acquire sufficient mortgage-related assets at spreads above our costs of funds.

A disproportionate rise in short-term interest rates as compared to longer-term interest rates may adversely affect our income.

The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect our investments, on average, generally will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our net assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

A flat or inverted yield curve may adversely affect agency securities prepayment rates and supply.

Our net interest income varies primarily as a result of changes in interest rates as well as changes in interest rates across the yield curve. We believe that when the yield curve is relatively flat, borrowers have an incentive to refinance into mortgages with longer initial fixed rate periods and fixed rate mortgages, causing our agency securities to experience faster prepayments. In addition, a flatter yield curve generally leads to fixed-rate mortgage rates that are closer to the interest rates available on adjustable-rate mortgages, possibly decreasing the supply of agency securities. At times, short-term interest rates may increase and exceed long-term interest rates, causing an inverted yield curve. When the yield curve is inverted, fixed-rate mortgage rates may approach or be lower than adjustable-rate mortgage rates, further increasing agency securities prepayments and further negatively impacting agency securities supply. Increases in prepayments on our portfolio will cause our premium amortization to accelerate, lowering the yield on such assets. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to shareholders.

Interest rate mismatches between our agency securities and our borrowings used to fund our purchases of these securities may reduce our income during periods of changing interest rates.

Historically, we have funded most of our investments in adjustable-rate agency securities with borrowings that have interest rates that adjust more frequently than the interest rate indices and repricing terms of our agency securities. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on our adjustable-rate securities adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss.

Our investment strategy focuses on the acquisition of adjustable-rate agency securities. This means that their interest rates may vary over time based upon changes in an identified short-term interest rate index. In most cases, the interest rate indices and repricing terms of the agency securities that we acquire and our borrowings will not be identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market and Interest Rate Trends and the Effect on our Portfolio—Interest Rates." During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect our dividends and the market price of our common stock.

Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors, all of which are beyond our control.

Interest rate caps on our adjustable-rate agency securities may reduce our income or cause us to suffer a loss during periods of rising interest rates.

The mortgage loans underlying our adjustable-rate securities typically will be subject to periodic and lifetime interest rate caps. Additionally, we may invest in ARMs with an initial "teaser" rate that will provide us with a lower than market interest rate initially, which may accordingly have lower interest rate caps than ARMs without such teaser rates. Periodic interest rate caps limit the amount an interest rate can increase during a given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage loan. If these interest rate caps apply to the mortgage loans underlying our adjustable-rate securities, the interest distributions made on the related securities will be similarly impacted. Our borrowings may not be subject to similar interest rate caps. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps would limit the interest distributions on our adjustable-rate agency securities. Further, some of the mortgage loans underlying our adjustable-rate agency securities may be subject to periodic payment caps that result in a portion of the interest on those loans being deferred and added to the principal outstanding. As a result, we could receive less interest distributions on adjustable-rate agency securities, particularly those with an initial teaser rate, than we need to pay interest on our related borrowings. These factors could lower our net interest income, cause us to suffer a net loss or cause us to incur additional borrowings to fund interest payments during periods of rising interest rates or sell our investments at a loss.

Because we may acquire fixed-rate securities, an increase in interest rates may adversely affect our book value.

Increases in interest rates may negatively affect the market value of our agency securities. Any fixed-rate securities we invest in generally will be more negatively affected by these increases than adjustable-rate securities. In accordance with accounting rules, we are required to reduce our shareholders' equity, or book value, by the amount of any decrease in the market value of our mortgage-related assets. We are required to evaluate our securities on a quarterly basis to determine their fair value by primarily using third-party pricing services and broker-dealer quotes. The third-party pricing services gather trade data and use pricing models that incorporate such factors as coupons, primary mortgage rates, prepayment speeds, spread to the U.S. Treasury and interest rate swap curves, periodic and life caps and other similar factors. Traders at broker-dealers function as market-makers for these securities, and these brokers have a direct view of the trading activity. If the fair value of a security is not available from a dealer or third-party pricing service, we estimate the fair value of the security using a variety of methods including, but not limited to, other independent pricing services, repurchase agreement pricing, discounted cash flow analysis, matrix pricing, option adjusted spread models and other fundamental analysis of observable market factors. Aggregate characteristics taken into consideration include, but are not limited to, type of collateral, index, margin, periodic cap, lifetime cap, underwriting standards, age and delinquency experience. However, the fair value reflects estimates and may not be indicative of the amounts we would receive in a current market exchange. If we are required by accounting rules to reduce the value of one or more agency securities on our balance sheet, then our shareholders' equity would be correspondingly reduced. Reductions in shareholders' equity decrease the amounts we may borrow to purchase additional securities, which could restrict our ability to increase our net income.

Our delayed delivery transactions, including "to-be-announced" ("TBA") transactions, subject us to certain risks, including price risks and counterparty risks.

We purchase a substantial portion of our agency securities through delayed delivery transactions, including TBAs. In a delayed delivery transaction, we enter into a forward purchase agreement with a counterparty to purchase either (1) identified agency securities, or (2) to-be-issued (or "to-be-announced") agency securities with certain terms. As with any forward purchase contract, the value of the underlying agency securities may decrease between the contract date and the settlement date. Furthermore, a transaction counterparty may fail to deliver the underlying agency securities at the settlement date. If any of the above risks were to occur, our financial condition and results of operations may be materially adversely affected.

Because we acquire agency securities that are backed by hybrid ARMs and fixed-rate securities, an increase in interest rates may adversely affect our profitability.

Most of our investments currently consist of agency securities that are backed by hybrid ARMs, which have a fixed rate for an initial period of time before becoming adjustable-rate securities, or fixed-rate mortgage securities. In a period of rising interest rates, the interest payments on our borrowings could increase while the interest payments we earn on our hybrid mortgage securities and fixed-rate mortgage securities would not change. As a result, our returns would be reduced.

We may experience a decline in the market value of our assets.

A decline in the market value of our agency securities or other assets may require us to recognize an "other-than-temporary" impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair market value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. In this regard, we note that the fair market value of our agency securities is and has been affected by changes in interest rates and relative "credit spreads," or the differences in value between agency securities and U.S. Treasuries with similar durations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market and Interest Rate Trends and the Effect on our Portfolio."

Changes in prepayment rates on our agency securities may decrease our net interest income.

Pools of mortgage loans underlie the agency securities that we acquire. We will generally receive principal distributions from the principal payments that are made on these underlying mortgage loans. When borrowers repay their mortgage loans faster than expected, this results in prepayments to us that are faster than expected on the related agency securities. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors, all of which are beyond our control. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, government actions, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. Furthermore, both HARP and QE3 could cause an increase in prepayment rates. Faster than expected prepayments could adversely affect our profitability, including in the following ways:

- We may purchase agency securities that have a higher interest rate than the market interest rate at the time of purchase. In exchange for this higher interest rate, we would be required to pay a premium over the face amount of the security to acquire the security. In accordance with accounting rules, we would amortize this premium over the term of the mortgage security. If principal distributions are received faster than anticipated, we would be required to expense the premium faster. We may not be able to reinvest the principal distributions received on agency securities in similar new agency securities and, to the extent that we can do so, the effective interest rates on the new agency securities will likely be lower than the yields on the mortgages that were prepaid.

- We also may acquire agency securities at a discount. If the actual prepayment rates on a discount mortgage security are slower than anticipated at the time of purchase, we would be required to recognize the discount as income more slowly than anticipated. This would adversely affect our profitability. Slower than expected prepayments also may adversely affect the market value of a discount mortgage security.

Competition may prevent us from acquiring agency securities at favorable yields and that would negatively impact our profitability.

Our net income largely depends on our ability to acquire agency securities at favorable spreads over our borrowing costs. In acquiring agency securities, we compete with other mortgage REITs, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders and other entities that purchase mortgage-related assets. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create competition for investment opportunities. As a result, we may not in the future be able to acquire sufficient agency securities at favorable spreads over our borrowing costs which would adversely affect our profitability.

Rapid changes in the values of our real estate-related investments may make it difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.

We may acquire non-real estate related assets in the event our independent directors change our investment strategies. If the market value or income potential of real estate-related investments declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-real estate assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.

Because assets we expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

We bear the risk of being unable to dispose of our mortgage-related assets at advantageous times or in a timely manner because mortgage-related assets generally experience periods of illiquidity, including the recent period of delinquencies and defaults with respect to residential mortgage loans. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses.

Hedging against interest rate exposure may adversely affect our earnings.

Subject to complying with REIT requirements, we employ techniques that limit, or "hedge," the adverse effects of rising interest rates on our short-term repurchase agreements and on the value of our assets. Our hedging activity will vary in scope based on the level and volatility of interest rates and principal repayments, the type of securities held and other changing market conditions. These techniques may include entering into interest rate swap agreements or interest rate cap or floor agreements, purchasing or selling futures contracts, purchasing put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. We have implemented a policy to limit our use of hedging instruments to only those techniques described above and to only enter into hedging transactions with counterparties that have a high-quality credit rating. However, there are no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. In addition, these hedging strategies may adversely affect us because hedging activities involve an expense that we will incur regardless of the effectiveness of the hedging activity. Hedging activities could result in losses if the event against which we hedge does not occur. Additionally, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related liability;

- fair value accounting rules could foster adverse valuation adjustments due to credit quality considerations that could impact both earnings and shareholder equity;

- the party owing money in the hedging transaction may default on its obligation to pay;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments, or "mark-to-market losses," would reduce our shareholders' equity.

We may fail to qualify for hedge accounting treatment.

We record derivative and hedge transactions in accordance with GAAP, specifically according to the Accounting Standards Codification ("ASC") Topic on Derivatives. Under these standards, we may fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), we fail to satisfy hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for hedge accounting treatment, our operating results may suffer because losses on the derivatives we enter into may not be offset by a change in the fair value of the related hedged transaction.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.

Recently adopted rules under the Dodd-Frank Act establish a comprehensive new regulatory framework for derivative contracts commonly referred to as "swaps." Under these recently adopted rules, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its directors to be regulated as "commodity pool operators" ("CPOs"). Under the new rules, which became effective on October 12, 2012, funds that are now considered CPOs solely because of their use of swaps must register with the National Futures Association (the "NFA"), which requires compliance with NFA's rules, and are subject to regulation by the U.S. Commodity Futures Trading Commission (the "CFTC") including with respect to disclosure, reporting, recordkeeping and business conduct. However, the CFTC's Division of Swap Dealer and Intermediary Oversight recently issued a no-action letter saying, although it believes that mortgage REITs are properly considered commodity pools, it would not recommend that the CFTC take enforcement action against the operator of a mortgage REIT who does not register as a CPO if, among other things, the mortgage REIT limits the initial margin and premiums required to establish its swaps, futures and other commodity interest positions to not more than five percent of its total assets, the mortgage REIT limits the net income derived annually from those commodity interest positions that are not qualifying hedging transactions to less than five percent of its gross income and interests in the mortgage REIT are not marketed to the public as or in a commodity pool or otherwise as or in a vehicle for trading in the commodity futures, commodity options or swaps markets.

We use hedging instruments in conjunction with our investment portfolio and related borrowings to reduce or mitigate risks associated with changes in interest rates. We do not currently engage in any speculative derivatives activities or other non-hedging transactions using swaps, futures or options on futures. We do not use these instruments for the purpose of trading in commodity interests, and we do not consider our company or its operations to be a commodity pool as to which CPO regulation or compliance is required. We have submitted the required filing to claim the no-action relief afforded by the no-action letter described above. Consequently, we will be restricted to operating within the parameters discussed in the no-action letter and will not enter into hedging transactions covered by the no-action letter if they would cause us to exceed the limits set forth in the no-action letter.

The CFTC has substantial enforcement power with respect to violations of the laws over which it has jurisdiction, including their anti-fraud and anti-manipulation provisions. Among other things, CFTC may suspend or revoke the registration of a person who fails to comply, prohibit such a person from trading or doing business with registered entities, impose civil money penalties, require restitution and seek fines or imprisonment for criminal violations. Additionally, a private right of action exists against those who violate the laws over which CFTC has jurisdiction or who willfully aid, abet, counsel, induce or procure a violation of those laws. In the event that we fail to comply with statutory requirements relating to derivatives or with the CFTC's rules thereunder, including the no-action letter described above, we may be subject to significant fines, penalties and other civil or governmental actions or proceedings, any of which could have a materially adverse effect on our business, financial condition and results of operations.

We are highly dependent on information and communications systems. Any systems failures could significantly disrupt our business, which may, in turn, negatively affect our operations and the market price of our common stock and our ability to pay dividends to our shareholders.

Our business is highly dependent on communications and information systems. Any failure or interruption of our manager's systems could cause delays or other problems in our agency securities trading activities, which could have a material adverse effect on our operating results, the market price of our common stock and our ability to pay dividends to our shareholders.

Risks Related to Debt Financing

We incur significant debt to finance our investments, which subjects us to increased risk of loss.

We generally borrow between eight and 12 times the amount of our shareholders' equity, although our borrowings may at times be above or below this amount. As of December 31, 2012, our borrowings were approximately $22.9 billion, and our debt-to-shareholders' equity ratio was approximately 7.4:1. To the extent we exceed a debt-to-shareholders' equity ratio of 12:1, the adverse impact on our financial condition and results of operations from the types of risks described in this section would likely be more severe. We incur leverage by borrowing against our agency securities. Incurring debt subjects us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payments of principal and interest, resulting in the loss of some or all of our securities due to foreclosure or sale in order to satisfy our debt obligations;

- our debt may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for distribution to shareholders, funding our operations, future business opportunities or other purposes;

- the terms of any refinancing will not be as favorable as the terms of the debt being refinanced;

- the use of leverage could adversely affect our ability to make distributions to our shareholders and could reduce the market price of our stock;

- a default under a loan could result in an involuntary liquidation of the securities pledged for such loan, including any cross-collateralized securities, which would result in a loss to us of the difference between the value of the securities upon liquidation and the carrying value of the securities; and

- to the extent we are compelled to liquidate assets to repay debts, such an event could jeopardize (1) our REIT status, or (2) our exemption from registration under the Investment Company Act, the loss of either of which could decrease our overall profitability and our ability to make distributions to our shareholders.

A decrease in the value of assets financed through repurchase agreements may lead our lenders to require us to pledge additional assets as collateral. If our assets are insufficient to meet the collateral requirements, then we may be compelled to liquidate particular assets at an inopportune time.

A majority of our borrowings are and will be secured by our agency securities, generally under repurchase agreements. The amount borrowed under a repurchase agreement is based on the market value of the agency securities pledged to secure the borrowings. Our repurchase agreements allow our lenders to revise the market value of the agency securities pledged as collateral from time to time to reflect then–current market conditions. Possible market developments, including a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of securities in which our portfolio is concentrated, may cause a decline in the market value of the agency securities used to secure these debt obligations, which could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings or repay a portion of the outstanding borrowings, on minimal notice. In that situation, we could be required to sell agency securities under adverse market conditions in order to obtain the additional collateral required by the lender or to pay down our borrowings. If these sales are made at prices lower than the carrying value of the agency securities, we would experience losses, thus adversely affecting our operating results and net profitability. In recent months, a number of companies owning mortgage securities have been required by lenders to pledge additional collateral as the market value of their mortgage securities declined. In the ordinary course of our business, we experience margin calls, which require us to pledge additional collateral or pay down our borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Further, financial institutions may require us to maintain a certain amount of cash that is not invested or to set aside non-leveraged assets sufficient to maintain a specified liquidity position which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these collateral obligations, then, as described above, our financial condition could deteriorate rapidly.

Failure to procure adequate debt financing, or to renew or replace existing debt financing as it matures, would adversely affect our results and may, in turn, negatively affect the value of our common stock and our ability to distribute dividends.

We use debt financing as a strategy to increase our return on investments. However, we may not be able to achieve our desired debt-to-equity ratio for a number of reasons, including the following:

- our lenders do not make debt financing available to us at acceptable rates; or
- our lenders require that we pledge additional collateral to cover our borrowings, which we may be unable to do.

The dislocations in the residential mortgage market and credit markets have led lenders, including the financial institutions that provide financing for our investments, to heighten their credit review standards, and, in some cases, to reduce or eliminate loan amounts available to borrowers. As a result, we cannot assure you that any, or sufficient, debt funding will be available to us in the future on terms that are acceptable to us. In the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions, and you may lose part or all of your investment.

Furthermore, because we rely primarily on short-term borrowings, our ability to achieve our investment objective depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. As of December 31, 2012, a majority of our borrowings bore maturities of 30 days or less. If we are not able to renew or replace maturing borrowings, we will have to sell some or all of our assets, possibly under adverse market conditions.

Lenders may require us to enter into restrictive covenants relating to our operations.

When we obtain financing, lenders could impose restrictions on us that would affect our ability to incur additional debt, our capability to make distributions to shareholders and our flexibility to determine our operating policies. Loan documents we execute may contain negative covenants that limit, among other things, our ability to repurchase stock, distribute more than a certain amount of our funds from operations, and employ leverage beyond certain amounts.

We may incur increased borrowing costs related to repurchase agreements and that would adversely affect our profitability.

Substantially all of our borrowings are expected to be collateralized borrowings in the form of repurchase agreements. Our borrowing costs under our repurchase agreements generally correspond to short-term interest rates such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon:

- the movement of interest rates;
- the availability of financing in the market; and
- the credit quality, value and liquidity of our agency securities.

As of December 31, 2012, the weighted average margin requirement under all our repurchase agreements was approximately 4.34% (weighted by borrowing amount).

If the interest rates on these repurchase agreements increase at a rate higher than the increase in rates payable on our investments, our profitability would be adversely affected.

If the counterparties to our repurchase transactions default on their obligations to resell the underlying security back to us at the end of the transaction term, or if the value of the underlying security has declined as of the end of that term or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

When we engage in a repurchase transaction, we generally sell securities to the transaction counterparty and receive cash from the counterparty. The counterparty is obligated to resell the securities back to us at the end of the term of the transaction, which is typically from 30 days to less than one year, but which may have terms in excess of one year. The cash we receive from the counterparty when we initially sell the securities to the counterparty is less than the value of those securities, which is referred to as the haircut. If the counterparty defaults on its obligation to resell the securities back to us we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for further discussion regarding risks related to exposure to European financial institution counterparties in light of recent market conditions. We would also lose money on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Any losses we incur on our repurchase transactions could adversely affect our earnings, and thus our cash available for distribution to our shareholders.

If we default on one of our obligations under a repurchase transaction, the counterparty can terminate the transaction and cease entering into any other repurchase transactions with us. In that case, we would likely need to establish a replacement repurchase facility with another repurchase dealer in order to continue to leverage our portfolio and carry out our investment strategy. There is no assurance we would be able to establish a suitable replacement facility on acceptable terms or at all.

Our use of repurchase agreements to borrow funds may give our lenders greater rights in the event that either we or a lender file for bankruptcy.

Our borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the repurchase agreements without delay in the event that we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that a lender files for bankruptcy. Thus, our use of repurchase agreements will expose our pledged assets to risk in the event of a bankruptcy filing by either a lender or us.

Risks Related to Our Corporate Structure

Failure to maintain an exemption from the Investment Company Act would adversely affect our results of operations.

We believe that we conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act. Under Section 3(c)(5)(C), the Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate." The staff of the SEC has provided guidance on the availability of this exemption. Specifically, the staff's position generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests and 80% in real estate-related investments (including our qualifying real estate interests). We refer to this exemption as the "Mortgage Exemption." In order to constitute a qualifying real estate interest under the 55% requirement, a real estate interest must meet various criteria. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Our ownership of these mortgage securities, therefore, is limited by the provisions of the Investment Company Act. Accordingly, we intend to maintain at least 55% of our assets in whole pools of mortgages issued by Ginnie Mae, Fannie Mae or Freddie Mac. However, competition for investments may prevent us from acquiring mortgage securities that meet the 55% requirement at favorable yields or from acquiring sufficient qualifying securities to comply with the Mortgage Exemption under the Investment Company Act.

In addition, on August 31, 2011, the SEC issued a concept release (No. IC-29778; File No. SW7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments) pursuant to which it is reviewing whether certain companies that invest in MBS and rely on the exemption from registration under Section 3(c)(5)(C) of the Investment Company Act (such as us) should continue to be allowed to rely on such exemption from registration. If we fail to continue to qualify for this exemption from registration as an investment company, or the SEC determines that companies that invest in MBS are no longer able to rely on this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as planned, or we may be required to register as an investment company under the Investment Company Act, either of which could negatively affect the value of shares of our common stock and our ability to make distributions to our shareholders.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments as of December 31, 2012. These reporting and other obligations, such as our status as a large accelerated filer, place significant demands on our management, administrative, operational, internal audit and accounting resources and cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand or outsource our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Our policies are determined by our board of directors, and our shareholders have limited rights.

Our board of directors is responsible for our strategic business direction. Our major policies, including our policies with respect to acquisitions, leasing, financing, growth, operations, debt limitation and distributions, are determined by our board of directors. Our board of directors may amend or revise these and other policies from time to time without a vote of our shareholders. Our board's broad discretion in setting policies and shareholders' inability to exert control over those policies increases the uncertainty and risks you face as a shareholder.

Our board of directors may approve the issuance of capital stock with terms that may discourage a third party from acquiring us and may increase or decrease our authorized capital stock without shareholder approval.

Subject to the rights of holders of our 7.625% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") to approve the classification or issuance of any class or series of stock ranking senior to our Series A Preferred Stock, our charter permits our board of directors to issue shares of preferred stock, issuable in one or more classes or series. We may issue a class of preferred stock to individual investors in order to comply with the various REIT requirements. Our charter further permits our board of directors to amend our charter to increase or decrease the aggregate number of shares of our authorized stock or the number of shares of stock of any class or series without shareholder approval. Subject to the rights of holders of Series A Preferred Stock discussed above, our board of directors may also classify or reclassify any unissued shares of preferred or common stock and establish the preferences and rights (including the right to vote, participate in earnings and to convert into shares of our common stock) of any such shares of stock, which rights may be superior to those of shares of our common stock. Thus, our board of directors could authorize the issuance of shares of preferred or common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of the outstanding shares of our common stock might receive a premium for their shares over the then current market price of our common stock. Furthermore, to the extent we issue additional equity interests, your percentage ownership interest in us will be diluted. In addition, depending on the terms and pricing of any additional offerings, you may also experience dilution in the book value and fair value of your shares.

Our ownership limitations may restrict business combination opportunities.

To qualify as a REIT under the Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or under applicable attribution rules, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of each taxable year (other than our first REIT taxable year). To preserve our REIT qualification, our charter generally prohibits direct or indirect ownership by any person of either (1) more than the aggregate stock ownership limit or (2) more than the common stock ownership limit. In addition, the articles supplementary for our Series A Preferred Stock provide that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding Series A Preferred Stock. Generally, shares owned by affiliated owners will be aggregated for purposes of the ownership limits. Any transfer of shares of our stock that would violate the ownership limits will result in the shares that would otherwise be held in violation of the ownership limits being designated as "shares-in-trust" and transferred automatically to a trust effective on the day before the purported transfer or other event giving rise to such excess ownership. The intended transferee will acquire no rights in such shares. The beneficiary of the trust will be one or more charitable organizations named by us. The ownership limits could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of shares of common stock might receive a premium for their shares of common stock over the then current market price or that such holders might believe to be otherwise in their best interests. The ownership limit provisions also may make our shares an unsuitable investment vehicle for any person seeking to obtain, either alone or with others as a group, ownership of either (1) more than 9.8% of the number or value of our outstanding shares of common stock or Series A Preferred Stock or (2) more than 9.8% of the number or value of our outstanding shares of all classes.

Provisions of Maryland law and other provisions of our organizational documents may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested stockholder, and thereafter impose special shareholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the acquiring shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

Our bylaws provide that we are not subject to the "control share" provisions of the MGCL. However, our board of directors may elect to make the "control share" statute applicable to us at any time, and may do so without shareholder approval.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without shareholder approval and regardless of what is currently provided in our charter or bylaws, to elect on behalf of our company to be subject to statutory provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Pursuant to Title 3, Subtitle 8 of the MGCL, our charter provides that our board of directors will have the exclusive power to fill vacancies on our board. As a result, unless all of the directorships are vacant, our shareholders will not be able to fill vacancies with nominees of their own choosing. Our board of directors may elect to opt in to additional provisions of Title 3, Subtitle 8 of the MGCL without shareholder approval at any time.

Additionally, our charter and bylaws contain other provisions that may delay or prevent a change of control of our company. For example, our charter and bylaws provide that the number of directors constituting our full board may be fixed only by our directors, that our bylaws may only be amended by our directors and that a special meeting of shareholders may not be called by holders of our common stock holding less than a majority of our outstanding shares entitled to vote at such meeting.

Our rights and the rights of our shareholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in shareholders' best interests.

Our charter limits the liability of our directors and officers for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services, or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

Our charter also authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the extent permitted by Maryland law, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer of our company from and against any claim or liability to which he or she may become subject by reason of his or her service in that capacity. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. Finally, we have entered into agreements with our directors and officers pursuant to which we have agreed to indemnify them to the maximum extent permitted by Maryland law.

Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities, which would dilute our existing shareholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

Our common stock is ranked junior to our Series A Preferred Stock. Our outstanding Series A Preferred Stock also has or will have a preference upon our dissolution, liquidation or winding up in respect of assets available for distribution to our shareholders. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, senior or subordinated notes and series of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Preferred stock could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

We have not established a minimum dividend payment level and there are no assurances of our ability to pay dividends in the future.

We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. However, we have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this report. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

Broad market fluctuations could negatively impact the market price of our stock.

We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could affect our stock price or result in fluctuations in the price or trading volume of our common stock include:

- actual or anticipated variations in our quarterly operating results;
- changes in our operations or earnings estimates or publication of research reports about us or the industry;
- increases in market interest rates may lead purchasers of our common stock to demand a higher yield;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we incur in the future;
- additions or departures of key management personnel;
- actions by institutional shareholders;
- speculation in the press or investment community; and

- general market and economic conditions.

In addition, the stock market has experienced price and volume fluctuations that have affected the market prices of many companies in industries similar or related to ours and may have been unrelated to operating performances of these companies. These broad market fluctuations could reduce the market price of our common stock.

Future issuances or sales of shares could cause our share price to decline.

Sales of substantial numbers of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities.

Other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing shareholders.

Federal Income Tax Risks

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and face substantial tax liability.

We expect to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to shareholders in computing taxable income and being subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to shareholders, which could in turn have an adverse impact on the value of our stock. Furthermore, unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to shareholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. Any of these taxes would decrease cash available for distribution to our shareholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

In order to maintain our qualification as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our stock. We may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate assets or (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable regulations of the U.S.

Treasury. Income from hedging transactions entered into prior to July 31, 2008 that hedge interest rate risk on liabilities incurred to carry or acquire real estate assets will be excluded from gross income for purposes of the REIT 95% gross income test, but will not be qualifying income for purposes of the REIT 75% gross income test. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

The failure of agency securities subject to a repurchase agreement to qualify as real estate assets would adversely affect our ability to qualify as a REIT.

We have entered and intend to continue to enter into repurchase agreements under which we will nominally sell certain of our agency securities to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that for U.S. federal income tax purposes these transactions will be treated as secured debt and we will be treated as the owner of the agency securities that are the subject of any such agreement notwithstanding that such agreement may transfer record ownership of such assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that we do not own the agency securities during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

In order to maintain our qualification as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to shareholders or otherwise depend on external sources of capital to fund such distributions.

As a REIT, we must distribute at least 90% of our REIT taxable income (subject to certain adjustments) to our shareholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws. While we generally intend to make distributions so that no income or excise taxes are due, we may from time to time, consistent with maintaining our REIT qualification, elect to pay taxes in lieu of making current distributions if we decide that strategy is more favorable to our shareholders.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes due to, among other things, amortization of capitalized purchase premiums, or our taxable income may be greater than our cash flow available for distribution to shareholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell a portion of our agency securities at disadvantageous prices or find another alternative source of funds in order to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

Because of the distribution requirement, it is unlikely that we will be able to fund all future capital needs, including capital needs in connection with investments, from cash retained from operations. As a result, to fund future capital needs, we likely will have to rely on third-party sources of capital, including both debt and equity financing, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital will depend upon a number of factors, including the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of our stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We do not own any properties. Our executive and administrative office is located at 110 Oakwood Drive, Suite 340, Winston-Salem, NC 27103 and we have one satellite office in Columbia, Maryland. As part of our management agreement, our manager is responsible for providing the office space required in rendering services to us, and accordingly, direct rent responsibilities belong to our manager.

Item 3. Legal Proceedings

We and our manager are not currently subject to any material legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Information about our equity compensation plans and other related shareholder matters is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Shareholders' Meeting.

Market Information

Our common stock has been listed on the NYSE under the symbol "HTS" since April 30, 2008. The following table presents the high and low sales prices for our common stock as reported by the NYSE for the periods indicated.

	High	Low
Quarter ended March 31, 2011	30.99	27.88
Quarter ended June 30, 2011	29.39	27.12
Quarter ended September 30, 2011	29.26	23.80
Quarter ended December 31, 2011	27.31	22.33
Quarter ended March 31, 2012	29.00	26.24
Quarter ended June 30, 2012	29.54	27.88
Quarter ended September 30, 2012	29.68	27.87
Quarter ended December 31, 2012	28.15	24.40

The per-share closing price for our common stock, as reported by the NYSE on February 15, 2013, was $26.97.

Holders of Our Common Stock

As of February 15, 2013, there were approximately 28 record holders of our common stock, including shares held in "street name" by nominees who are record holders.

Dividends

We intend to continue to pay quarterly dividends to holders of shares of common stock. Future dividends will be at the discretion of our board of directors and will depend on our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. For 2012, we paid $3.30 per share of common stock in dividends. Of the $3.30, 97.0415% represented ordinary income, 2.9585% represented long-term capital gain, and 0.0% represented return of capital for tax purposes. For 2011, we paid $3.90 per share of common stock in dividends. Of the $3.90, 97.6003% represented ordinary income, 2.3997% represented long-term capital gain, and 0.0% represented return of capital, for tax purposes. The following table sets forth, for the periods indicated, the dividends declared per share of common stock.

	Common Dividends Declared Per Share
Quarter ended March 31, 2011	$1.00
Quarter ended June 30, 2011	$1.00
Quarter ended September 30, 2011	$1.00
Quarter ended December 31, 2011	$0.90
Quarter ended March 31, 2012	$0.90
Quarter ended June 30, 2012	$0.90
Quarter ended September 30, 2012	$0.80
Quarter ended December 31, 2012	$0.70

Performance Graph

The following graph provides a comparison of the cumulative total return on our common stock from April 30, 2008 to the NYSE closing price per share on December 31, 2012 with the cumulative total return on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and the FTSE National Association of Real Estate Investment Trusts Mortgage REIT Index (the "FTSE NAREIT MREIT Index"). Total return values were calculated assuming a $100 investment on April 30, 2008 with reinvestment of all dividends in (i) the common stock, (ii) the S&P 500 and (iii) the FTSE NAREIT MREIT Index.


Total Return Performance
Hatteras Financial Corp.
S&P 500
NAREIT Mortgage REIT
Index Value

The actual returns shown on the graph above are as follows:

	Period Ending					
Index	**04/30/08**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
Hatteras Financial Corp.	100.00	118.56	146.33	184.95	185.46	196.42
S&P 500	100.00	66.34	83.90	96.54	98.58	114.35
NAREIT Mortgage REIT	100.00	79.86	99.53	122.01	119.07	142.75

Item 6. Selected Financial Data

The following table sets forth our selected historical operating and financial data. The selected historical operating and financial data for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 have been derived from our historical financial statements.

The information presented below is only a summary and does not provide all of the information contained in our historical financial statements, including the related notes. You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements, including the related notes.

(in thousands, except per share amounts)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Statement of Income Data					
Interest income on mortgage-backed securities	$ 504,800	$ 424,713	$ 263,751	$ 282,344	$ 196,322
Interest income on short-term cash investments	1,508	1,407	1,265	771	2,050
Interest Expense	(197,064)	(144,662)	(95,923)	(96,267)	(104,481)
Net Interest Income	309,244	281,458	169,093	186,848	93,891
Operating Expenses	(24,346)	(17,661)	(13,144)	(12,448)	(8,714)
Gain on sale of mortgage-backed securities	64,347	20,576	13,551	-	-
Provision for claim receivable	-	-	-	-	(6,048)
Net Income	$ 349,245	$ 284,373	$ 169,500	$ 174,400	$ 79,129
Dividends on Preferred Stock	(7,551)	-	-	-	-
Net income available to common shareholders	$ 341,694	$ 284,373	$ 169,500	$ 174,400	$ 79,129
Earnings per share - common stock, basic	$ 3.67	$ 3.97	$ 4.30	$ 4.82	$ 3.48
Earnings per share - common stock, diluted	$ 3.67	$ 3.97	$ 4.30	$ 4.82	$ 3.48
Weighted average shares outstanding	93,185,520	71,708,058	39,454,362	36,195,840	22,758,525
Distributions per common share	$ 3.30	$ 3.90	$ 4.40	$ 4.50	$ 3.49
Key Portfolio Statistics*					
Average MBS (1)	$ 22,167,760	$ 14,932,378	$ 7,052,063	$ 6,088,084	$ 3,877,007
Average Repurchase Agreements (2)	$ 20,468,353	$ 13,692,704	$ 6,488,678	$ 5,555,212	$ 3,524,028
Average Equity (3)	$ 2,732,423	$ 1,899,211	$ 1,019,200	$ 875,914	$ 465,966
Average Portfolio Yield (4)	2.28%	2.84%	3.74%	4.64%	5.06%
Average Cost of Funds (5)	0.96%	1.06%	1.48%	1.73%	2.96%
Interest Rate Spread (6)	1.32%	1.78%	2.26%	2.91%	2.10%
Return on Average Common Equity (7)	12.96%	14.97%	16.63%	19.91%	16.98%
Average Annual Portfolio Repayment Rate (8)	26.39%	24.54%	36.27%	19.79%	10.04%
Debt to Equity *(at period end) (9)*	7.4:1	7.8:1	7.6:1	6.8:1	6.1:1
Debt to Capital *(at period end) (10)*	8.2:1	8.5:1	8.3:1	8.2:1	5.9:1
Selected Balance Sheet Data					
Mortgage-backed securities	$ 23,919,251	$ 17,741,873	$ 9,587,216	$ 6,992,771	$ 5,107,074
Total Assets	26,404,118	18,586,719	10,006,979	7,416,402	5,460,326
Repurchase Agreements	22,866,429	16,162,375	8,681,060	6,046,518	4,119,435
Long Term Repurchase Agreements	–	–	–	300,000	400,000
Shareholder's Equity	3,072,864	2,080,188	1,145,484	931,713	736,287

* Average numbers for each period are weighted based on days on our books and records. All percentages are annualized.

(1) Our daily average investment in agency securities was calculated by dividing the sum of our daily MBS investments during the period by the number of days in the period.

(2) Our daily average balance outstanding under our repurchase agreements was calculated by dividing the sum of our daily outstanding balances under our repurchase agreements during the period by the number of days in the period.

(3) Our daily average common shareholders' equity was calculated by dividing the sum of our daily common shareholders' equity during the period by the number of days in the period.

(4) Our average portfolio yield was calculated by dividing our interest income on MBS, net of amortization, by our average MBS.

(5) Our average cost of funds was calculated by dividing our total interest expense (including hedges) by our average balance outstanding under our repurchase agreements.

(6) Our interest rate spread was calculated by subtracting our average cost of funds from our average portfolio yield.

(7) Our return on average common equity was calculated by dividing net income by average common equity.

(8) Our average annual principal repayment rate was calculated by dividing our total principal payments received during the year (scheduled and unscheduled) by our average MBS.

(9) Our debt to equity ratio was calculated by dividing the amount outstanding under our repurchase agreements at period end by total shareholders' equity at period end.

(10) Our debt to additional paid in capital ratio was calculated by dividing the amount outstanding under our repurchase agreements at period end by additional paid in capital at period end.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this report.

Overview

We are an externally-managed mortgage REIT incorporated in Maryland in September 2007 to invest in single-family residential mortgage pass-through securities guaranteed or issued by a U.S. Government agency (such as Ginnie Mae), or by a U.S. Government-sponsored entity (such as Fannie Mae and Freddie Mac). Our principal goal is to generate net income for distribution to our shareholders through regular quarterly dividends and protect and grow our shareholders' equity (which we also refer to as our "book value") through prudent interest rate risk management. Our net income is determined primarily by the difference between the interest income we earn on our agency securities net of premium or discount amortization and the cost of our borrowings and hedging activities, which we also refer to as our net interest spread or net interest margin. We utilize substantial borrowings in financing our investment portfolio, which can enhance potential returns but exacerbate losses. In general, our book value is most affected by our issuance of shares of our common stock, our retained earnings or losses, and changes in the value of our investment portfolio and our hedging instruments.

In order to grow our company, we may from time to time raise additional capital using various market based transactions. Accordingly, all of our financial results and data should be viewed with the knowledge that our equity raises have been significant for our company, and that some period to period comparisons may not be meaningful or may produce comparisons that may be misleading to future activity and results.

Factors that Affect our Results of Operations and Financial Condition The following table represents key data regarding our company since the quarter ending March 31, 2010:

(in thousands except per share amounts)

As of	Agency Securities [(1)]	Repurchase Agreements	Equity	Shares Outstanding	Book Value Per Share	Quarterly Weighted Average Earnings Per Share
December 31, 2012	$24,648,140	$22,866,429	$3,072,864	98,822	$28.19	$1.02
September 30, 2012	$27,931,504	$23,583,180	$3,212,556	98,809	$29.60	$0.83
June 30, 2012	$24,535,118	$20,152,860	$2,692,261	98,074	$27.45	$0.91
March 31, 2012	$22,562,895	$16,556,630	$2,669,300	97,779	$27.30	$0.89
December 31, 2011	$18,146,767	$16,162,375	$2,080,188	76,823	$27.08	$0.92
September 30, 2011	$19,014,997	$15,886,231	$2,015,003	76,547	$26.32	$1.04
June 30, 2011	$16,678,511	$14,800,594	$2,006,606	75,092	$26.72	$1.04
March 31, 2011	$14,811,137	$11,495,749	$1,894,540	72,572	$26.11	$0.96
December 31, 2010	$10,418,764	$8,681,060	$1,145,484	46,116	$24.84	$0.99
September 30, 2010	$9,581,916	$6,678,426	$1,190,313	46,085	$25.83	$1.12
June 30, 2010	$7,651,266	$5,982,998	$965,619	37,388	$25.83	$1.01
March 31, 2010	$7,125,065	$6,102,661	$929,433	36,472	$25.48	$1.21

(1) Includes unsettled purchases and forward commitments to purchase agency securities.

Our results of operations and financial condition are affected by various factors, many of which are beyond our control, including, among other things, our net interest income, the market value of our assets and the supply of and demand for such assets. We invest in financial assets and markets, and recent events, including those discussed below, can affect our business in ways that are difficult to predict, and produce results outside of typical operating variances. Our net interest income varies primarily as a result of changes in interest rates, borrowing costs and prepayment speeds, the behavior of which involves various risks and uncertainties. Prepayment rates, as reflected by the rate of principal paydown, and interest rates vary according to the type of investment, conditions in financial markets, government actions, competition and other factors, none of which can be predicted with any certainty. In general, as prepayment rates on our agency securities purchased at a premium increase, related purchase premium amortization increases, thereby reducing the net yield on such assets. Because changes in interest rates may significantly affect our activities, our operating results depend, in large part, upon our ability to manage interest rate risks and prepayment risks effectively while maintaining our status as a REIT.

We anticipate that, for any period during which changes in the interest rates earned on our assets do not coincide with interest rate changes on our borrowings, such asset coupon rates will reprice more slowly than the corresponding liabilities used to finance those assets. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income. With the maturities of our assets generally being longer term than those of our liabilities, interest rate increases will tend to decrease our net interest income and the market value of our assets (and therefore our book value). Such rate increases could possibly result in operating losses or adversely affect our ability to make distributions to our shareholders.

Prepayments on agency securities and the underlying mortgage loans may be influenced by changes in market interest rates and a variety of economic, geographic and other factors beyond our control; and consequently such prepayment rates cannot be predicted with certainty. To the extent we have acquired agency securities at a premium or discount to par, or face value, changes in prepayment rates may impact our anticipated yield. In periods of declining interest rates, prepayments on our agency securities will likely increase. If we are unable to reinvest the proceeds of these prepayments at comparable yields, our net interest income may suffer. The current climate of government intervention in the mortgage market significantly increases the risk associated with prepayments.

While we intend to use hedging to mitigate some of our interest rate risk, we do not intend to hedge all of our exposure to changes in interest rates and prepayment rates, as there are practical limitations on our ability to insulate our portfolio from all potential negative consequences associated with changes in short-term interest rates in a manner that will allow us to seek attractive net spreads on our portfolio.

In addition, a variety of other factors relating to our business may also impact our financial condition and operating performance. These factors include:

- our degree of leverage;
- our access to funding and borrowing capacity;
- our borrowing costs;
- our hedging activities;
- the market value of our agency securities; and
- the REIT requirements, the requirements to qualify for an exemption under the Investment Company Act and other regulatory and accounting policies related to our business.

Our manager is entitled to receive a management fee that is based on our equity (as defined in our management agreement), regardless of the performance of our portfolio. Accordingly, the payment of our management fee may not decline in the event of a decline in our profitability and may cause us to incur losses.

For a discussion of additional risks relating to our business see Item 1A - "Risk Factors".

Market and Interest Rate Trends and the Effect on our Portfolio

Credit Market Disruption

Since 2007, the residential housing and mortgage markets in the United States have experienced a variety of difficulties and challenging economic conditions including historically high loan defaults and credit losses, as well as decreased liquidity. Recently, the financial weakness of some of the European Union sovereign nations has renewed concerns of the stability of financial systems worldwide. Further increased volatility and deterioration in the overall financial markets may adversely affect the performance and market value of the agency securities in which we invest. In addition, we rely on the availability of financing to acquire agency securities on a leveraged basis. If market conditions deteriorate further, our lenders may exit the repurchase market, further tighten lending standards, or increase the amount of equity capital (or "haircut") required to obtain financing, any of which could make it more difficult or costly for us to obtain financing.

Developments at Fannie Mae and Freddie Mac

Payments on the agency securities in which we invest are guaranteed by Fannie Mae and Freddie Mac. Because of the guarantee and the underwriting standards associated with mortgages underlying agency securities, agency securities historically have had high stability in value and have been considered to present low credit risk. In 2008, Fannie Mae and Freddie Mac were placed under the conservatorship of the U.S. government due to the significant weakness of their financial condition. The turmoil in the residential mortgage sector and concern over the future role of Fannie Mae and Freddie Mac at the time generally increased credit spreads and decreased price stability of agency securities. In response to the credit market disruption and the deteriorating financial condition of Fannie Mae and Freddie Mac, Congress and the U.S. Treasury undertook a series of actions in 2008 aimed at stabilizing the financial markets in general, and the mortgage market in particular. These actions include the large-scale buying of MBS, significant equity infusions into banks and aggressive monetary policy.

In February 2011, the U.S. Treasury along with the U.S. Department of Housing and Urban Development released a report entitled "Reforming America's Housing Finance Market" to Congress outlining alternatives for reforming the U.S. housing system, specifically Fannie Mae and Freddie Mac, and transforming the government's involvement in the housing market. Other industry groups, such as the Mortgage Bankers Association and the National Association Home Builders, have also issued proposals outlining their views of the path for housing reform. It is unclear how future legislation may impact the housing finance market and the investing environment for agency securities, as the method of reform is undecided and has not yet been defined by the regulators. Without government support for residential mortgages, we may not be able to execute our current business model in an efficient manner.

On October 4, 2012, the Federal Housing Finance Authority (the "FHFA") released its white paper entitled "Building a New Infrastructure for the Secondary Mortgage Market" (the "FHFA White Paper"). This release follows up on the FHFA's February 21, 2012 Strategic Plan for Enterprise Conservatorships, which set forth three goals for the next phase of the Fannie Mae and Freddie Mac conservatorships. These three goals are to (i) build a new infrastructure for the secondary mortgage market, (ii) gradually contract Fannie Mae and Freddie Mac's presence in the marketplace while simplifying and shrinking their operations, and (iii) maintain foreclosure prevention activities and credit availability for new and refinanced mortgages.

The FHFA White Paper proposes a new infrastructure for Fannie Mae and Freddie Mac that has two basic goals. The first goal is to replace the current, outdated infrastructures of Fannie Mae and Freddie Mac with a common, more efficient infrastructure that aligns the standards and practices of the two entities, beginning with core functions performed by both entities such as issuance, master servicing, bond administration, collateral management and data integration. The second goal is to establish an operating framework for Fannie Mae and Freddie Mac that is consistent with the progress of housing finance reform and encourages and accommodates the increased participation of private capital in assuming credit risk associated with the secondary mortgage market. The FHFA recognizes that there are a number of impediments to their goals which may or may not be surmountable, such as the absence of any significant secondary mortgage market mechanisms beyond Fannie Mae, Freddie Mac and Ginnie Mae, and that their proposals are in the formative stages. As a result, it is unclear if the proposals will be enacted. If such proposals are enacted, it is unclear how closely what is enacted will resemble the proposals from the FHFA White Paper or what the effects of the enactment will be.

U.S. Treasury and Agency Securities Market Intervention

One of the main factors impacting market prices has been the U.S. Federal Reserve's programs to purchase U.S. Treasury and agency securities in the open market. On September 21, 2011, the U.S. Federal Reserve announced "Operation Twist," which is a program by which it purchased, by the end of December 2012, more than $650 billion of U.S. Treasury securities with remaining maturities between six and 30 years and sold an equal amount of U.S. Treasury securities with remaining maturities of three years or less. In December 2012, in an effort to keep long-term interest rates at low levels, the U.S. Federal Reserve announced an expansion of its asset buying program starting in January 2013, at which time it would commence outright purchases of longer-term U.S. Treasury securities at a pace of $45 billion per month. This new U.S. Treasury securities purchase program replaces "Operation Twist," which expired in December 2012. On January 30, 2013, the U.S. Federal Reserve affirmed its intention to continue this policy. By reducing the available supply of longer term U.S. Treasury securities in the market, these actions should put downward pressure on longer term interest rates, including rates on financial assets that investors consider to be close substitutes for longer term U.S. Treasury securities, like certain types of agency securities. The reduction in longer term interest rates, in turn, may contribute to a broad easing in financial market conditions that the U.S. Federal Reserve hopes will provide additional stimulus to support the economic recovery.

In September 2012, the U.S. Federal Reserve announced a third round of "quantitative easing" aimed to improve the employment outlook and increase growth in the U.S. economy. To accomplish this goal, it announced that it would purchase at least $40 billion of agency securities per month on an "open-ended" timeline, in addition to the reinvestment of the proceeds of principal repayments from its existing MBS holdings. Additionally, it pledged to keep short-term interest rates near zero for an extended period of time, currently estimated by the U.S. Federal Reserve to be at least mid-2015.

These programs have had many effects on our assets. One effect of these purchases has been an increase in the prices of agency securities, which has contributed to the decrease of our net interest margin. The unpredictability of these programs has also injected additional volatility into the pricing and availability of our assets. It is difficult to quantify the impact, as there are many factors at work at the same time which affects the price of our securities and, therefore, our yield and book value. Due to the unpredictability in the markets for our securities in particular and yield generating assets in general, there is no pattern that can be implied with any certainty. We believe the largest risk is that if the government decides to sell significant portions of its portfolio, then we may see meaningful price declines.

U.S. Government Credit Rating

The U.S. debt ceiling and budget deficit concerns in mid-2011 led to the downgrade by Standard & Poor's of the U.S. government's credit rating for the first time in history. Assets backed by Fannie Mae and Freddie Mac are considered to have the credit of the U.S. government, and thus were also downgraded at that time. While the other rating agencies have not downgraded the U.S. government's rating, if they were to do so it would likely impact the perceived credit risk associated with agency securities and, therefore, decrease the value of the agency securities in our portfolio. In addition, further downgrades of the U.S. government's credit rating or the credit ratings of certain European countries would likely create broader financial turmoil and uncertainty, which could have a serious negative impact on the global banking system. This could have an adverse impact on our business, financial condition and results of operations.

Regulatory Concerns

We believe that we conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act pursuant to the exemption provided by Section 3(c)(5)(C) for entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate." On August 31, 2011, the SEC issued a concept release (No. IC-29778; File No. SW7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments) pursuant to which it is reviewing whether certain companies that invest in MBS and rely on the exemption from registration under Section 3(c)(5)(C) of the Investment Company Act (such as us) should continue to be allowed to rely on such exemption from registration. If we fail to continue to qualify for this exemption from registration as an investment company, or the SEC determines that companies that invest in MBS are no longer able to rely on this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as planned, or we may be required to register as an investment company under the Investment Company Act, either of which could negatively affect the value of shares of our common stock and our ability to make distributions to our shareholders.

Certain programs initiated by the U.S. Government, through the Federal Housing Administration and the Federal Deposit Insurance Corporation ("FDIC"), to provide homeowners with assistance in avoiding residential mortgage loan foreclosures are currently in effect. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. While the effect of these programs has not been as extensive as originally expected, the effect of such programs for holders of agency securities could be that such holders would experience changes in the anticipated yields of their agency securities due to (i) increased prepayment rates and (ii) lower interest and principal payments.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") into law. The Dodd-Frank Act is extensive, complicated and comprehensive legislation that impacts practically all aspects of banking, and a significant overhaul of many aspects of the regulation of the financial services industry. Although many provisions remain subject to further rulemaking, the Dodd-Frank Act implements numerous and far-reaching changes that affect financial companies, including our company, and other banks and institutions which are important to our business model. Certain notable rules are, among other things:

- requiring regulation and oversight of large, systemically important financial institutions by establishing an interagency council on systemic risk and implementation of heightened prudential standards and regulation by the Board of Governors of the U.S. Federal Reserve for systemically important financial institutions (including nonbank financial companies), as well as the implementation of the FDIC resolution procedures for liquidation of large financial companies to avoid market disruption;

- applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, savings and loan holding companies and systemically important nonbank financial companies;

- limiting the U.S. Federal Reserve's emergency authority to lend to nondepository institutions to facilities with broad-based eligibility, and authorizing the FDIC to establish an emergency financial stabilization fund for solvent depository institutions and their holding companies, subject to the approval of Congress, the Secretary of the U.S. Treasury and the U.S. Federal Reserve;

- creating regimes for regulation of over-the-counter derivatives and non-admitted property and casualty insurers and reinsurers;

- implementing regulation of hedge fund and private equity advisers by requiring such advisers to register with the SEC;

- providing for the implementation of corporate governance provisions for all public companies concerning proxy access and executive compensation; and

- reforming regulation of credit rating agencies.

Many of the provisions of the Dodd-Frank Act, including certain provisions described above are subject to further study, rulemaking, and the discretion of regulatory bodies. As the hundreds of regulations called for by the Dodd-Frank Act are promulgated, we will continue to evaluate the impact of any such regulations. It is unclear how this legislation may impact the borrowing environment, investing environment for agency securities and interest rate swaps as much of the bill's implementation has not yet been defined by the regulators.

In addition, in 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its "calibrated" capital standards for major banking institutions ("Basel III"). Under these standards, when fully phased in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital and total capital ratios, as well as maintaining a "capital conservation buffer." Beginning with the Tier 1 common equity and Tier 1 capital ratio requirements, Basel III will be phased in incrementally between January 1, 2013 and January 1, 2019. The final package of Basel III reforms were approved by the G20 leaders in November 2010 and are subject to individual adoption by member nations, including the United States by January 1, 2013. It is unclear how the adoption of Basel III will affect our business at this time.

In September 2011, the Administration announced it was working on a major plan to allow certain homeowners who owe more on their mortgages than their homes are worth to refinance. In October 2011, the FHFA announced changes to HARP to expand access to refinancing for qualified individuals and families whose homes have lost value, including increasing the HARP loan-to-value ratio above 125%. However, this would only apply to mortgages guaranteed by the U.S. government-sponsored entities. In addition, the expansion does not change the time period which these loans were originated, maintaining the requirement that the loans must have been guaranteed by Fannie Mae or Freddie Mac prior to June 2009. There are many challenging issues to this proposal, notably the question as to whether a loan with a loan-to-value ratio of 125% qualifies as a mortgage or an unsecured consumer loan. The chances of this initiative's success have created additional uncertainty in the agency securities market, particularly with respect to possible increases in prepayment rates. We do not expect this announcement to have a significant impact on our results of operations.

On January 4, 2012, the U.S. Federal Reserve released a report titled "The U.S. Housing Market: Current Conditions and Policy Considerations" to Congress providing a framework for thinking about certain issues and tradeoffs that policy makers might consider. It is unclear how future legislation may impact the housing finance market and the investing environment for agency securities as the method of reform is undecided and has not yet been defined by the regulators.

Exposure to European Financial Counterparties

We have no direct exposure to any European sovereign credit. We do finance the acquisition of our agency securities with repurchase agreements, some of which are provided by European banks. In connection with these financing arrangements, we pledge our securities as collateral to secure the borrowing. The amount of collateral pledged will typically exceed the amount of the financing with the extent of over-collateralization ranging from 3%-6% of the amount borrowed. While repurchase agreement financing results in us recording a liability to the counterparty in our consolidated balance sheet, we are exposed to the counterparty, if during the term of the repurchase agreement financing, a lender should default on its obligation and we are not able to recover our pledged assets. The amount of this exposure is the difference between the amount loaned to us plus interest due to the counterparty and the fair value of the collateral pledged by us to the lender including accrued interest receivable on such collateral.

In addition, we use interest rate swaps to manage interest rate risk exposure in connection with our repurchase agreement financings. We will make cash payments or pledge securities as collateral as part of a margin arrangement in connection with interest rate swaps that are in an unrealized loss position. In the event that a counterparty were to default on its obligation, we would be exposed to a loss to a swap counterparty to the extent that the amount of cash or securities pledged exceeded the unrealized loss on the associated swaps and we were not able to recover the excess collateral.

During the past several years, several large European banks have experienced financial difficulty and have been either rescued by government assistance or by other large European banks. Some of these banks have U.S. banking subsidiaries, which have provided financing to us, particularly repurchase agreement financing for the acquisition of agency securities. At December 31, 2012, we had entered into repurchase agreements and/or interest rate swaps with seven financial institution counterparties that are either domiciled in Europe or a U.S.-based subsidiary of a European domiciled financial institution. Our total exposure to these banks was 8.2% of our equity at December 31, 2012. At December 31, 2012, we did not use credit default swaps or other forms of credit protection to hedge these exposures, although we may in the future. The following table shows our exposure by country to European banks.

(Dollars in thousands)	Number of Counterparties	Exposure (1)	Exposure as a percentage of equity
England	1	$ 43,424	1.4%
France	1	42,898	1.4%
Germany	2	49,107	1.6%
Netherlands	1	36,630	1.2%
Scotland	1	23,615	0.8%
Switzerland	1	55,807	1.8%
	7	$ 251,481	8.2%

(1) Exposure represents our total assets pledged as collateral in excess of our obligations, including any accrued interest receivable on the pledged assets.

If the European credit crisis continues to impact these major European banks, there is the possibility that it will also impact the operations of their U.S. banking subsidiaries. This could adversely affect our financing and operations as well as those of the entire mortgage sector in general. Management monitors our exposure to our repurchase agreement and swap counterparties on a regular basis, using various methods, including review of recent rating agency actions or other developments and by monitoring the amount of cash and securities collateral pledged and the associated loan amount under repurchase agreements and/or the fair of swaps with our counterparties. We intend to make reverse margin calls on our counterparties to recover excess collateral as permitted by the agreements governing our financing arrangements, or take other necessary actions to reduce the amount of our exposure to a counterparty when such actions are considered necessary.

Interest Rates

Mortgage markets in general, and our strategy in particular, are interest rate sensitive. The relationship between several interest rates is generally determinant of the performance of our company. Our borrowings in the repurchase market have historically closely tracked LIBOR and the U.S. Federal Funds Target Rate. Significant volatility in these rates or a divergence from the historical relationship among these rates could negatively impact our ability to manage our portfolio. The agency securities we buy are affected by the shape of the yield curve, particularly along the area between two year Treasury rate and 10 year Treasury rates. The following table shows the 30-day LIBOR as compared to these rates at each period end:

	30- day LIBOR	Fed Funds	Two Year Treasury	10 Year Treasury
December 31, 2012	0.21%	0.09%	0.25%	1.78%
September 30, 2012	0.21%	0.09%	0.23%	1.63%
June 30, 2012	0.25%	0.09%	0.30%	1.65%
March 31, 2012	0.24%	0.09%	0.33%	2.21%
December 31, 2011	0.30%	0.25%	0.24%	1.88%
September 30, 2011	0.24%	0.25%	0.25%	1.92%
June 30, 2011	0.19%	0.25%	0.46%	3.16%
March 31, 2011	0.24%	0.25%	0.83%	3.47%
December 31, 2010	0.26%	0.25%	0.60%	3.30%
September 30, 2010	0.26%	0.25%	0.43%	2.51%
June 30, 2010	0.35%	0.25%	0.61%	2.93%
March 31, 2010	0.25%	0.25%	1.02%	3.83%

Principal Repayment Rate

Our net income is primarily a function of the difference between the yield on our assets and the financing cost of owning those assets. Since we tend to purchase assets at a premium to par, the main item that can affect the yield on our assets after they are purchased is the rate at which the mortgage borrowers repay the loan. While the scheduled repayments, which are the principal portion of the homeowners' regular monthly payments, are fairly predictable, the unscheduled repayments, which are generally refinancing of the mortgage, are less so. Estimates of repayment rates are critical to the management of our portfolio, not only for estimating current yield but also to consider the rate of reinvestment of those proceeds into new securities, the yields which those new securities may add to our portfolio, as well as the extent to which we extend the duration of our liabilities in connection with hedging activities. The following table shows the weighted average principal repayment rate and the one-month constant prepayment rate ("CPR") for the periods presented:

Quarter ended	Weighted Average Principal Repayment Rate (1)	Weighted Average Principal Repayment Rate Annualized (2)	One-Month CPR (3)
December 31, 2012	6.64%	26.55%	19.8
September 30, 2012	6.90%	27.61%	20.5
June 30, 2012	6.36%	25.42%	19.7
March 31, 2012	6.42%	25.67%	19.6
December 31, 2011	6.85%	27.39%	20.8
September 30, 2011	7.14%	28.55%	21.7
June 30, 2011	4.64%	18.54%	14.9
March 31, 2011	5.61%	22.44%	17.5
December 31, 2010	7.81%	31.26%	23.9
September 30, 2010	8.48%	33.91%	25.5
June 30, 2010	11.27%	45.08%	29.1

(1) Scheduled and unscheduled principal payments as a percentage of the weighted average portfolio.

(2) Weighted average principal repayment rate annualized.

(3) CPR measures one month of unscheduled repayments as a percentage of principal on an annualized basis.

Investing the Proceeds of our Offerings

We began operations following the closing of our initial private offering on November 5, 2007. The following is a summary of our common stock transactions:

(Dollars in thousands except per share amounts)

Date of Offering	Number of Shares of Common Stock Sold	Offering Price Per Share	Net Proceeds (1)
March 30, 2012	20,125,000	$26.81 (2)	$539,327
March 18, 2011	16,675,000	$28.50	$468,765
January 5, 2011	11,500,000	$28.75	$325,707
September 21, 2010	7,475,000	$28.75	$205,642
December 15, 2008	9,409,090	$22.00	$196,463
April 30, 2008 (IPO)	11,500,000	$24.00	$255,440
February 5, 2008	6,900,000	$24.00	$158,743
November 5, 2007	8,203,937	$20.00	$157,054

(1) After deducting underwriting costs and other fees and costs associates with issuance.
(2) Net price received by the company for shares of stock sold.

While our operations are affected in many ways by the issuance of additional shares, the most significant immediate earnings impact is that we generally do not invest all of the proceeds immediately. Depending on market conditions, and the fact that normal trade settlement on agency securities is not based on the trade date, we have averaged around two months to invest the proceeds from these offerings. Since each capital raise was individually significant to the size of our portfolio, our results from operations, and some statistics regarding such results, may not be meaningful or portray the underlying fundamentals of our investment portfolio.

We have issued both common and preferred equity during 2012. On March 30, 2012, we issued 20,125,000 shares of common stock for net proceeds of approximately $539.3 million. During 2012, we also issued 1,713,900 shares of common stock under our at-the-market offering programs for net proceeds of approximately $48.3 million.

On August 27, 2012, we issued 11,500,000 shares of our Series A Preferred Stock for net proceeds of approximately $278.3 million. This was our first preferred stock offering.

Book Value per Share

As of December 31, 2012, our book value per share of common stock (total shareholders' equity plus the aggregate liquidation preference for Series A Preferred Stock divided by shares of common stock outstanding) was $28.19, an increase of $1.11, from $27.08 at December 31, 2011. A portion of this increase, $0.44 was the result of our additional offerings of common stock at prices that were higher than our book value at the time. The decrease in the value of our liabilities contributed $0.39 of the increase. Although we attempt to structure our interest rate swap portfolio to offset the changes in asset prices, the price movements of the swaps and MBS are not perfectly correlated, and depend on a variety of market forces. Undistributed earnings contributed the remaining portion of our book value gain. The following table shows the components of our book value on a per share basis at each period end:

As of		Common Equity	Undistributed Earnings	Unrealized Gain/(Loss) on MBS	Unrealized Gain/(Loss) on Interest Rate Swaps		Book Value Per Share
December 31, 2012	$	25.15	0.38	5.12	(2.46)	$	28.19
September 30, 2012	$	25.14	0.05	7.16	(2.75)	$	29.60
June 30, 2012	$	25.25	0.02	4.73	(2.55)	$	27.45
March 31, 2012	$	25.23	0.01	4.29	(2.23)	$	27.30
December 31, 2011	$	24.79	0.03	5.11	(2.85)	$	27.08
September 30, 2011	$	24.79	0.01	4.56	(3.04)	$	26.32
June 30, 2011	$	24.79	(0.03)	3.47	(1.51)	$	26.72
March 31, 2011	$	24.67	(0.06)	1.67	(0.17)	$	26.11
December 31, 2010	$	22.62	(0.08)	3.33	(1.03)	$	24.84
September 30, 2010	$	22.63	(0.07)	5.66	(2.39)	$	25.83
June 30, 2010	$	21.50	0.12	6.36	(2.15)	$	25.83
March 31, 2010	$	21.32	0.24	5.25	(1.33)	$	25.48

Investments

Agency Securities

We invest in both adjustable and fixed-rate agency securities. At December 31, 2012 and 2011, we owned $23.9 billion and $17.7 billion, respectively, of agency securities. While our strategy focuses on ARM securities, we also own fixed-rate securities with estimated durations that we believe are beneficial to the overall mix of our assets. As of December 31, 2012 and 2011, our agency securities portfolio was purchased at a net premium to par, or face value, with a weighted-average amortized cost of 102.85 and 102.47, respectively, of face value. As of December 31, 2012 and 2011, we had approximately $648.2 million and $418.1 million, respectively, of unamortized premium included in the cost basis of our agency securities.

During the year ended December 31, 2012, we purchased approximately $16.1 billion of agency securities with a weighted average coupon of 2.48%. During the year ended December 31, 2011, we purchased approximately $9.8 billion of agency securities with a weighted average coupon of 3.18%

We typically want to own a higher percentage of Fannie Mae ARMs, than Freddie Mac ARMs as Fannie Mae has better cash flow to the security holder because Fannie Mae pays principal and interest sooner after accrual (45 days) as compared to Freddie Mac (75 days).

Our investment portfolio consisted of the following types of Fannie Mae and Freddie Mac securities at December 31, 2012:

	Agency Securities Amortized Cost	Gross Unrealized Loss	Gross Unrealized Gain	Estimated Fair Value	% of Total
Agency Securities					
Fannie Mae Certificates					
ARMS	$14,081,259	$ (100)	$329,780	$14,410,939	60.3%
Fixed Rate	743,299		9,296	752,595	3.1%
Total Fannie Mae	14,824,558	(100)	339,076	15,163,534	
Agency Securities					
Freddie Mac Certificates					
ARMS	$ 7,850,630	$ (21)	$149,114	$ 7,999,723	33.4%
Fixed Rate	744,720		11,274	755,994	3.2%
Total Freddie Mac	8,595,350	(21)	160,388	8,755,717	
Total Agency Securities	$23,419,908	(121)	$499,464	$23,919,251	

Our investment portfolio consisted of the following types of Fannie Mae and Freddie Mac securities at December 31, 2011:

(Dollars in thousands)

	Amortized Cost	Gross Unrealized Loss	Gross Unrealized Gain	Estimated Fair Value	% of Total
Agency Securities					
Fannie Mae Certificates					
ARMS	$11,446,397	$ -	$278,559	$11,724,956	66.1%
Fixed Rate	493,648	(132)	1,076	494,592	2.8%
Total Fannie Mae	11,940,045	(132)	279,635	12,219,548	
Agency Securities					
Freddie Mac Certificates					
ARMS	$ 4,925,438	$ -	$103,540	$ 5,028,978	28.3%
Fixed Rate	491,289	(6)	2,064	493,347	2.8%
Total Freddie Mac	5,416,727	(6)	105,604	5,522,325	
Total Agency Securities	$17,356,772	(138)	$385,239	$17,741,873	

Adjustable-rate securities

As of December 31, 2012 our investment portfolio consisted of ARM securities as follows:

(dollars in thousands) Months to Reset	% of ARM Portfolio	Current Face value (1)	Weighted Avg. Coupon (2)	Weighted Avg. Amortized Purchase Price (3)	Amortized Cost (4)	Weighted Avg. Market Price (5)	Market Value (6)
0-12	4.1%	$ 856,698	4.03%	$ 101.24	$ 867,348	$ 106.79	$ 914,832
13-24	4.3%	911,412	3.88%	$ 102.28	932,202	$ 106.08	966,854
25-36	10.2%	2,155,206	3.60%	$ 102.27	2,204,154	$ 105.55	2,274,763
37-48	14.3%	3,059,130	3.06%	$ 102.38	3,132,043	$ 104.84	3,207,245
49-60	16.1%	3,450,959	2.76%	$ 102.82	3,548,369	$ 104.81	3,616,891
61-72	13.5%	2,868,337	3.26%	$ 102.55	2,941,356	$ 105.54	3,027,295
73-84	33.9%	7,276,854	2.44%	$ 103.37	7,522,264	$ 104.54	7,607,359
85-96	0.6%	126,924	3.08%	$ 103.47	131,327	$ 105.17	133,487
97-108	-	-	-	$ -	-	$ -	-
109-120	2.9%	610,509	2.81%	$ 103.53	632,087	$ 105.00	641,013
121-140	0.1%	19,995	2.69%	$ 103.72	20,739	$ 104.65	20,923
	100.0%	$21,336,024	2.95%	$ 102.79	$ 21,931,889	$ 105.04	$22,410,662

As of December 31, 2011, our investment portfolio consisted of ARM securities as follows:

(dollars in thousands) Months to Reset	% of Portfolio	Current Face value (1)	Weighted Avg. Coupon (2)	Weighted Avg. Amortized Purchase Price (3)	Amortized Cost (4)	Weighted Avg. Market Price (5)	Market Value (6)
0-12	4.0%	$ 650,586	4.56%	$ 101.32	$ 659,186	$ 106.25	$ 691,225
13-24	4.6%	721,594	4.93%	101.30	730,975	106.60	769,239
25-36	5.9%	940,651	3.93%	102.02	959,684	105.55	992,880
37-48	21.9%	3,495,234	3.65%	102.42	3,579,660	104.98	3,669,359
49-60	26.5%	4,253,901	3.06%	102.46	4,358,429	104.36	4,439,416
61-72	12.4%	1,980,929	3.41%	102.83	2,036,946	104.58	2,071,610
73-84	23.7%	3,795,037	3.28%	102.61	3,894,106	104.48	3,965,045
85-96	0.1%	9,330	4.33%	101.83	9,501	105.74	9,866
97-108	0.9%	138,314	3.93%	103.64	143,349	105.05	145,294
Total MBS	100.0%	$15,985,576	3.49%	$ 102.42	$ 16,371,836	$ 104.81	$ 16,753,934

(1) The current face is the current monthly remaining dollar amount of principal of a mortgage security. We compute current face by multiplying the original face value of the security by the current principal balance factor. The current principal balance factor is essentially a fraction, where the numerator is the current outstanding balance and the denominator is the original principal balance.

(2) For a pass-through certificate, the coupon reflects the weighted average nominal rate of interest paid on the underlying mortgage loans, net of fees paid to the servicer and the agency. The coupon for a pass-through certificate may change as the underlying mortgage loans are prepaid. The percentages indicated in this column are the nominal interest rates that will be effective through the interest rate reset date and have not been adjusted to reflect the purchase price we paid for the face amount of security.

(3) Amortized purchase price is the dollar amount, per $100 of current face, of our purchase price for the security, adjusted for amortization as a result of scheduled and unscheduled principal paydowns.

(4) Amortized cost is our total purchase price for the mortgage security, adjusted for amortization as a result of scheduled and unscheduled principal paydowns.

(5) Market price is the dollar amount of market value, per $100 of nominal, or face, value, of the mortgage security. Under normal conditions, we compute market value by obtaining three valuations for the mortgage security from three separate and independent sources and averaging the three valuations.

(6) Market value is the total market value for the mortgage security. Under normal conditions, we compute market value by obtaining valuations for the mortgage security from three separate and independent sources and averaging the three valuations.

As of December 31, 2012, excluding any fixed-rate securities, the ARMs underlying our adjustable rate agency securities had fixed interest rates for an average period of approximately 59 months after which time the interest rates reset and become adjustable annually. At December 31, 2012, 98.4% of our agency ARMs were still in their initial fixed-rate period, and approximately 2.5% of our agency securities will reach the end of their initial fixed-rate period in the next 12 months. The balance of our agency ARMs, have already reached their initial reset period and will reset annually for the life of the security.

After the reset date, interest rates on our agency ARMs float based on spreads over various indices, usually LIBOR or the one-year CMT. These interest rate adjustments are subject to caps that limit the amount the applicable interest rate can increase during any year, known as an annual cap, and through the maturity of the security, known as a lifetime cap. Our agency ARMs typically have a maximum initial one-time adjustment of 5%, and the average annual interest rate increase (or decrease) to the interest rates on our agency securities is 2% per year. The average lifetime cap on increases (or decreases) to the interest rates on our agency securities is 5% from the initial stated rate.

Fixed-rate securities

In addition to adjustable-rate securities, we also invest in fixed-rate securities. All of our fixed-rate agency securities purchased to date have been 15-year amortizing fixed rate securities. At December 31, 2012, we owned

$1.5 billion of 15-year fixed-rate agency securities with a weighted average life, assuming a constant prepayment rate of 10, of 4.1 years. The following table details our fixed rate portfolio at December 31, 2012.

	% of Fixed Rate Portfolio	Current Face value (1)	Weighted Avg. Coupon (2)	Amortized Purchase Price (3)	Amortized Cost (4)	Weighted Avg. Market Price (5)	Market Value (6)
Wtd Avg Months to Maturity							
155-167	6.8%	$ 95,979	3.00%	$ 103.36	$ 99,201	$ 106.44	$ 102,158
168-180	93.2%	1,339,726	2.60%	$ 103.66	1,388,818	$ 104.98	1,406,431
Total Fixed Rate	100.0%	$1,435,705	2.62%	$ 103.64	$ 1,488,019	$ 105.08	$ 1,508,589

The following table details our fixed rate portfolio at December 31, 2011.

	% of Fixed Rate Portfolio	Current Face value (1)	Weighted Avg. Coupon (2)	Weighted Avg. Amortized Purchase Price (3)	Amortized Cost (4)	Weighted Avg. Market Price (5)	Market Value (6)
Wtd Avg Months to Maturity							
168-180	100.0%	$ 953,134	3.05%	$ 103.34	$ 984,936	$ 103.65	$ 987,939

(1) The current face value is the current monthly remaining dollar amount of principal of a mortgage security. We compute current face value by multiplying the original face value of the security by the current principal balance factor. The current principal balance factor is essentially a fraction, where the numerator is the current outstanding balance and the denominator is the original principal balance.

(2) For a pass-through certificate, the coupon reflects the weighted average nominal rate of interest paid on the underlying mortgage loans, net of fees paid to the servicer and the agency. The coupon for a pass-through certificate may change as the underlying mortgage loans are prepaid. The percentages indicated in this column have not been adjusted to reflect the purchase price we paid for the face amount of security.

(3) Amortized purchase price is the dollar amount, per $100 of current face, of our purchase price for the security, adjusted for amortization as a result of scheduled and unscheduled principal paydowns.

(4) Amortized cost is our total purchase price for the mortgage security, adjusted for amortization as a result of scheduled and unscheduled principal paydowns.

(5) Market price is the dollar amount of market value, per $100 of nominal, or face value, of the mortgage security. Under normal conditions, we compute market value by obtaining valuations for the mortgage security from separate and independent sources and averaging these valuations.

(6) Market value is the total market value for the mortgage security.

Forward Purchases

While most of our purchases of agency securities are accounted for using trade date accounting, some forward purchases, such as certain TBAs do not qualify for trade date accounting and are considered derivatives for financial statement purposes. Pursuant to ASC Topic 815, we account for these derivatives as all-in-one cash flow hedges. The net fair value of the forward commitment is reported on the balance sheet as an asset (or liability), with a corresponding unrealized gain (or loss) recognized in other comprehensive income. Since we purchase forward for the purposes of holding the securities for investment, we consider all our agency securities, settled or unsettled, as part of our portfolio for the purposes of cash flow and interest rate sensitivity, and consequently hedging, duration measurement, and other related investment management activity.

Liabilities

We have entered into repurchase agreements to finance most of our agency securities. Our repurchase agreements are secured by our agency securities and bear interest at rates that have historically moved in close relationship to LIBOR. As of December 31, 2012, we had established 30 borrowing relationships, respectively with various investment banking firms and other lenders. We had outstanding balances under our repurchase agreements at December 31, 2012 of $22.9 billion.

Hedging Instruments

We generally intend to hedge as much of our interest rate risk as our manager deems prudent in light of market conditions. No assurance can be given that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Our policies do not contain specific requirements as to the percentages or amount of interest rate risk that our manager is required to hedge.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- fair value accounting rules could foster adverse valuation adjustments due to credit quality considerations that could impact both earnings and shareholder equity;
- the party owing money in the hedging transaction may default on its obligation to pay;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments, or "mark-to-market losses," would reduce our shareholders' equity.

As of December 31, 2012, we had entered into 82 interest rate swap agreements with 14 counterparties to hedge a benchmark interest rate – LIBOR. This portfolio of hedges is designed to lock in funding costs for specific funding activities associated with specific assets as a way to realize attractive net interest margins. This hedging strategy incorporates an assumed prepayment schedule, which, if not realized, will cause our results to differ from expectations. These swap agreements provide for fixed interest rates indexed off of one-month LIBOR and effectively fix the floating interest rates on $10.7 billion of borrowings under our repurchase agreements. If the rates on our repurchase agreements do not move in tandem with LIBOR, we will be less effective at fixing this cost and our results will differ from expectations.

Results of Operations

2012 Compared to 2011

Our net income available to common shareholders for the year ended December 31, 2012 was $341.7 million, or $3.67 per weighted average share, a decrease of $0.30 per share from earnings for the year ended December 31, 2011 of $284.4 million or $3.97 per weighted average share. In general, the increase in the gross net income number was a result having a larger investment portfolio. We increased our equity significantly by issuing additional common stock in March 2012 and issuing preferred stock in August 2012. In general this discussion will not comment on the increase in gross numbers as this was primarily a function of our increase in equity.

To understand the decrease on a per share basis requires a deeper look into the components of our business model. Two of the main drivers of earnings in an interest rate sensitive business are 1) the interest rate cycle and 2) the steepness of the yield curve. Generally, as the falling interest rate part of the cycle comes to an end, the difference between the amount we earn on our assets and pay on our liabilities, or net interest spread, experiences compression. While there is a wide range of reasons and timing aspects, this trend is reflective of the yield curve in general. Often at the same time, this compression is exacerbated by an increased rate of homeowner refinancing, or prepayments, which occurs as mortgage rates fall. Prepayment rates trended higher during 2012 due to interest rates remaining at historic lows, the flattening of the yield curve, and continued actions by the U.S. Federal Reserve and U.S. Treasury to make refinancing a mortgage economically attractive. In our portfolio, higher prepayments contributed in three ways to lower interest income: (1) higher premium amortization expense and lower asset yields; (2) lower average earning assets; and (3) lower weighted average coupon as new investments were at lower coupons.

While the relative difference between our interest income and interest expense is more important to our net income than the absolute level of rates, the yield on our assets is significantly affected by the coupon rate. Because of lower overall mortgage rates, our weighted average coupon at December 31, 2012 was 2.93%, a 0.53% decrease from December 31, 2011, when our assets had a weighted average coupon of 3.46%. These coupon rates declined throughout 2012 primarily due to continued economic weakness, further declines in the U.S. housing market, and continued pressure on mortgage rates from U.S. government policy. This resulted in our asset purchases being on average at lower interest rates. Spread compression is a normal part of an interest rate cycle, the affects of which become more pronounced the longer that rates stay low and stable.

Our net interest income for the year ended December 31, 2012 was $309.2 million, an increase compared to the year ended December 31, 2011 amount of $281.5 million. In 2012, our portfolio had an average yield of 2.28% and a cost of funds (including hedges) of 0.96%. This resulted in a net interest margin (or spread) of 1.32% for the year ended December 31, 2012. For the year ended December 31, 2011, our portfolio had a yield of 2.84% and a cost of funds of 1.06%, generating a net interest rate spread of 1.78%.

After coupon rate, the yield on our assets is most directly affected by the rate of repayments on our agency securities. The percentage rate of our portfolio repayment for the year ended December 31, 2012 was 26.39% as compared to 24.54% for the year ended December 31, 2011. While this rate of repayment was higher than in 2011, it was in line with our expectations based on current market conditions. At December 31, 2012, our portfolio had an average dollar price of $102.85 per $100 of face value. Keeping the price of our portfolio close to par helps us predict and manage the costs associated with the repayment speeds of our assets, as changes in repayments speeds have a lesser affect on income than a portfolio with a higher premium price.

Our weighted average cost of funds (not including hedges) for the year ended December 31, 2012 was 0.39%, increasing from 0.29% for the year ended December 31, 2011. While our repurchase agreement rates are often similar to, and move in connection with, the corresponding LIBOR, that was not the case for 2012. LIBOR stayed consistently low throughout 2012, ending 2012 at 0.21% while our repurchase agreement rates rose. In 2012, we incurred expense related to our interest rate hedges of $117.3 million, as compared to $105.1 million for the year ended December 31, 2011. We increased our total notional interest rate swap amount from $7.3 billion at December 31, 2011 to $10.7 billion at December 31, 2012. The additional capital raises during the year allowed us to increase the notional amount of our interest rate swaps, lower our average swap interest rate while maintaining the percentage of assets hedge in a similar range with prior year. The overall rate on our hedges resulted in an average cost of funds for the year ended December 31, 2012 of 0.96%, down from 1.06% for the year ended December 31, 2011. We ended 2012 with a total $10.7 billion of interest rate swap contracts with a weighted average rate of 1.47% and weighted average remaining term of 31 months.

We sold some of our agency securities in 2012 as part of normal adjustments to our portfolio. Although we typically buy and hold our securities, as conditions change in any year we may choose to dispose of certain securities. For example, we may dispose of a security if it falls outside of our current desired asset mix or we believe it to be at an increased risk of prepayment. We may also sell securities as part of a broader strategy move to be more defensive in managing the portfolio as market conditions change. In 2012, we disposed of $5.8 billion face value of agency securities for a net gain of $64.3 million. In 2011, we disposed of $1.6 billion face value of agency securities for a net gain of $ 20.6 million.

Our total operating expenses increased for the year ended December 31, 2012 compared to the year ended December 31, 2011. However, when measured as a percentage of average equity, they decreased meaningfully. Total operating expenses were $24.3 million which represented 89 basis points on average daily equity for the year ended December 31, 2012. The year ended December 31, 2011 total expenses were $17.7 million which represented 93 basis points on average equity for the year. The main component of our operating expense is our management fee, which is paid according to the management agreement and is based on total equity excluding unrealized gains and losses. This comprised $17.4 million of the total expenses. The remaining expenses are share based compensation of $1.9 million, which represents the amortization of stock awards to certain officers and directors, and general and administrative expenses of $5.0 million, which includes liability insurance, auditing fees, exchange fees, and other administrative costs.

2011 Compared to 2010

Our net income for the year ended December 31, 2011 was $284.4 million, or $3.97 per weighted average share, a decrease of $0.33 per share from earnings for the year ended December 31, 2010 of $169.5 million or $4.30 per weighted average share. In general, the increase in the gross net income number was a result of our significant capital raises early in 2011. In general this discussion will not comment on the increase in gross numbers as this was primarily a function of our increase in equity.

Prepayment rates trended higher during 2011 due to falling interest rates, a flatter yield curve, and continued actions by the U.S. Federal Reserve and U.S. Treasury to make refinancing a mortgage economically attractive. In our portfolio, higher prepayments contributed in three ways to lower interest income: (1) higher premium amortization expense and lower asset yields; (2) lower average earning assets; and (3) lower weighted average coupon as new investments were at lower coupons.

While the relative difference between our interest income and interest expense is more important to our net income than the absolute level of rates, the yield on our assets is significantly affected by the coupon rate. Because of lower overall mortgage rates, our weighted average coupon at December 31, 2011 was 3.46%, a 0.48% decrease from December 31, 2010, when our assets had a weighted average coupon of 3.94%. These coupon rates declined throughout 2011 primarily due to continued economic weakness, further declines in the U.S. housing market, and continued pressure on mortgage rates from U.S. government policy. This resulted in our asset purchases being on average at lower interest rates. Spread compression is a normal part of an interest rate cycle, the affects of which become more pronounced the longer that rates stay low and stable.

Our net interest income for the year ended December 31, 2011 was $281.5 million, an increase compared to the year ended December 31, 2010 amount of $169.1 million. In 2011, our portfolio had an average yield of 2.84% and a cost of funds (including hedges) of 1.06%. This resulted in a net interest margin (or spread) of 1.78% for the year ended December 31, 2011. For the year ended December 31, 2010, our portfolio had a yield of 3.74% and a cost of funds of 1.48%, generating a net interest rate spread of 2.26%.

After coupon rate, the yield on our assets is most directly affected by the rate of repayments on our agency securities. The percentage rate of our portfolio repayment for the year ended December 31, 2011 was 24.54% as compared to 36.27% for the year ended December 31, 2010. While this rate of repayment was lower in 2011, it was still higher than expected, and in 2010 the U.S. government instituted a one-time repurchase of delinquent mortgages, which skewed the rate higher for that year. At December 31, 2011, our portfolio had an average dollar price of $102.47 per $100 of face value. Keeping the price of our portfolio close to par helps us predict and manage the costs associated with the repayment speeds of our assets, as changes in repayments speeds have a lesser affect on income than a portfolio with a higher premium price.

Our weighted average cost of funds (not including hedges) for the year ended December 31, 2011 was 0.29%, decreasing from 0.42% year ended December 31, 2010. The main indicator of our borrowing costs is the 30-day LIBOR, which generally closely parallels the rates we pay on our repurchase agreements. The LIBOR rate stayed consistently low throughout 2011, ending 2011 at 0.30%. In 2011, we incurred expense related to our interest rate hedges of $105.1 million, as compared to $68.9 million for the year ended December 31, 2010. We increased our total notional interest rate swap amount from $4.4 billion at December 31, 2010 to $7.3 billion at December 31, 2011. Lower repurchase rates combined with a lower overall rate on our hedges resulted in an average cost of funds for the year ended December 31, 2011 of 1.06%, down from 1.48% for the year ended December 31, 2010. We ended 2011 with a total $7.3 billion of interest rate swap contracts with a weighted average rate of 1.78% and weighted average term of 34 months.

We sold some of our agency securities in 2011 as part of normal adjustments to our portfolio. Although we typically buy and hold our securities, as conditions change in any year we may choose to dispose of certain securities. For example, we may dispose of a security if it falls outside of our current desired asset mix or we believe it to be at an increased risk of prepayment. In 2011, we disposed of $1.6 billion face value of agency securities for a net gain of $20.6 million. In 2010, we disposed of $540 million face value of agency securities for a gain of $ 13.6 million.

Our total operating expenses increased for the year ended December 31, 2011 compared to the year ended December 31, 2010. However, when measured as a percentage of average equity, they decreased meaningfully. Total operating expenses were $17.7 million which represented 93 basis points on average daily equity for the year ended December 31, 2011. The year ended December 31, 2010 total expenses were $13.1 million which represented 129 basis points on average equity for the year. The main component of our operating expense is our management fee, which is paid according to the management agreement and is based on total equity excluding unrealized gains and losses. This comprised $13.8 million of the total expenses. The remaining expenses are share based compensation of $1.2 million, which represents the amortization of stock awards to certain officers and directors, and general and administrative expenses of $2.7 million, which includes liability insurance, auditing fees, exchange fees, and other administrative costs.

Contractual Obligations and Commitments

We had the following contractual obligations under repurchase agreements as of December 31, 2012 and December 31, 2011 (dollar amounts in thousands):

	December 31, 2012			
(dollars in thousands)	Balance	Weighted Average Contractual Rate	Contractual Interest Payments	Total Contractual Obligation
Within 30 days	$ 20,500,568	0.47%	$ 5,855	$ 20,506,423
30 days to 3 months	2,365,861	0.48%	940	2,366,801
3 months to 36 months	-	-	-	-
	$ 22,866,429	0.47%	$ 6,795	$ 22,873,224

	December 31, 2011			
(dollars in thousands)	Balance	Weighted Average Contractual Rate	Contractual Interest Payments	Total Contractual Obligation
Within 30 days	$ 16,162,375	0.37%	$ 3,820	$ 16,166,195
30 days to 3 months	-	-	-	-
3 months to 36 months	-	-	-	-
	$ 16,162,375	0.37%	$ 3,820	$ 16,166,195

From time to time we may make forward commitments to purchase our agency securities. The commitments require physical settlement with the sellers on settlement date, usually between 30 and 90 days from the date of trade.The following table shows the agency securities forward purchase commitments shown as a net liability on the balance sheet as of December 31, 2012.

Face	Cost	Fair Market Value	Due to Brokers
$565,000	$585,100	$587,247	$585,100

We had contractual commitments under interest rate swap agreements as of December 31, 2012. These agreements were for a total notional amount of $10.7 billion, had an average rate of 1.47% and a weighted average term of 31 months.

Liquidity and Capital Resources

Our primary sources of funds are borrowings under repurchase arrangements and monthly principal and interest payments on our investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. We generally maintain liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage our long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than our potential liquidity available under our borrowing arrangements. We currently believe that we have sufficient liquidity and capital resources available for the acquisition of additional investments, repayments on borrowings and the payment of cash dividends as required for continued qualification as a REIT.

In response to the growth of our agency securities portfolio and to recent turbulent market conditions, we have aggressively pursued additional lending counterparties in order to help increase our financial flexibility and ability to withstand periods of contracting liquidity in the credit markets. At December 31, 2012, we had uncommitted repurchase facilities with 30 lending counterparties to finance this portfolio, subject to certain conditions, and have borrowings outstanding with 24 of these counterparties.

Liquidity Sources—Repurchase Facilities

With repurchase facilities being an integral part of our financing strategy, and thus our financial condition, full understanding of the repurchase market is necessary to understand the risks and drivers of our business. For example, we anticipate that, upon repayment of each borrowing under a repurchase agreement, we will use the collateral immediately for borrowing under a new repurchase agreement. And while we have borrowing capacity under our repurchase facilities well in excess of what is required for our operations, these borrowing lines are uncommitted and generally do not provide long term excess liquidity. Currently, we have not entered into any commitment agreements under which the lender would be required to enter into new repurchase agreements during a specified period of time, nor do we presently plan to have liquidity facilities with commercial banks.

The table below sets forth the average amount of repurchase agreements outstanding during each quarter and the amount of these repurchase agreements outstanding as of the end of each quarter for the last three years. The amounts at a period end can be both above and below the average amounts for the quarter. We do not manage our portfolio to have a pre-designated amount of borrowings at quarter end. These numbers will differ as we implement our portfolio management strategies and risk management strategies over changing market conditions.

(In thousands)	Average Daily Repurchase Agreements	Repurchase Agreements at Period End	Highest Daily Repurchase Balance During Quarter	Lowest Daily Repurchase Balance During Quarter
December 31, 2012	$23,692,240	$22,866,429	$24,396,444	$22,824,383
September 30, 2012	22,541,260	23,583,180	24,299,580	20,152,860
June 30, 2012	19,599,942	20,152,860	21,086,250	16,449,862
March 31, 2012	15,981,764	16,556,630	16,691,652	15,566,983
December 31, 2011	16,280,835	16,162,375	16,807,220	15,886,231
September 30, 2011	14,884,196	15,886,231	15,907,289	14,334,014
June 30, 2011	13,540,291	14,800,594	14,800,594	11,401,240

March 31, 2011	9,983,197	11,495,749	11,495,749	8,566,200
December 31, 2010	7,326,776	8,681,060	8,681,060	6,633,989
September 30, 2010	6,302,601	6,678,426	6,736,759	5,934,419
June 30, 2010	6,092,328	5,982,998	6,218,628	5,956,811
March 31, 2010	6,222,923	6,102,661	6,346,518	6,047,628

As of December 31, 2012, the weighted average margin requirement, or the percentage amount by which the collateral value must exceed the loan amount, which we also refer to as the haircut, under all our repurchase agreements, was approximately 4.3% (weighted by borrowing amount). As of December 31, 2011, our weighted average haircut was 4.4%. This rate remained constant as lending conditions have been stable.

We commonly receive margin calls from our lenders. We may receive margin calls daily, although we typically receive them once or twice per month. We receive margin calls under our repurchase agreements for two reasons. One of these is what is known as a "factor call" which occurs each month when the new factors (amount of principal remaining on the security) are published by the issuing agency, such as Fannie Mae. The second type of margin call we may receive is a valuation margin call. Both factor and valuation margin calls occur whenever the total value of our assets drops beyond a threshold amount, which is usually between $100,000 and $250,000. This threshold amount is generally set by each counterparty and does not vary based on the notional amount of the repurchase agreements outstanding with that counterparty. Both of these margin calls require a dollar for dollar restoration of the margin shortfall. The total amount of our unrestricted cash and cash equivalents, plus any unpledged securities, is available to satisfy margin calls, if necessary. As of December 31, 2012 and 2011, we had approximately $1.8 billion and $1.1 billion, respectively in agency securities, short term investments, cash and cash equivalents available to satisfy future margin calls. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.

One risk to our liquidity is the collateral, or haircut, held by our lenders. In the event of insolvency by a repurchase agreement lender, our claim to our haircut becomes that of a general unsecured creditor. In October of 2011, MF Global, Inc., one of our lending counterparties, filed for relief under Chapter 11 of the U.S. Bankruptcy Code. We were unable to recover approximately $0.8 million that was due us at that time under our repurchase agreement with MF Global, Inc. Due to the complexity of this estate, it will likely be several years before we receive any clarity as to any recovery, and therefore, we recorded a loss allowance for the total amount due at that time.

An event of default or termination event under the standard master repurchase agreement would give our counterparty the option to terminate all repurchase transactions existing with us and require any amount due by us to the counterparty to be payable immediately. Our agreements for our repurchase facilities generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association (SIFMA) as to repayment, margin requirements and the segregation of all purchased securities covered by the repurchase agreement. In addition, each lender may require that we include supplemental terms and conditions to the standard master repurchase agreement that are generally required by the lender. Some of the typical terms which are included in such supplements and which supplement and amend terms contained in the standard agreement include changes to the margin maintenance requirements, purchase price maintenance requirements, the addition of a requirement that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default provisions. These provisions differ for each of our lenders.

As discussed above under "—Market and Interest Rate Trends and the Effect on our Portfolio," over the last few years the residential mortgage market in the United States has experienced difficult conditions including:

- increased volatility of many financial assets, including agency securities and other high-quality MBS assets, due to news of potential security liquidations;

- increased volatility and deterioration in the broader residential mortgage and MBS markets; and

- significant disruption in financing of MBS.

Although these conditions have lessened of late, if they increase and persist, our lenders may be forced to exit the repurchase market, become insolvent or further tighten lending standards or increase the amount of haircut, any of which could make it more difficult or costly for us to obtain financing.

Effects of Margin Requirements, Leverage and Credit Spreads

Our agency securities have values that fluctuate according to market conditions and, as discussed above, the market value of our agency securities will decrease as prevailing interest rates or credit spreads increase. When the value of the securities pledged to secure a repurchase loan decreases to the point where the positive difference between the collateral value and the loan amount is less than the haircut, our lenders may issue a margin call, which means that the lender will require us to pay the margin call in cash or pledge additional collateral to meet that margin call. Under our repurchase facilities, our lenders have full discretion to determine the value of the agency securities we pledge to them. Most of our lenders will value securities based on recent trades in the market. Lenders also issue margin calls as the published current principal balance factors change on the pool of mortgages underlying the securities pledged as collateral when scheduled and unscheduled paydowns are announced monthly.

Similar to the valuation margin calls that we receive on our repurchase agreements, we also receive margin calls on our interest rate swaps when the value of a hedge position declines. This typically occurs when prevailing market rates decrease, with the severity of the decrease also dependent on the term of the hedges involved. The amount of any margin call will be dollar for dollar, with a minimum transfer amount of between $100,000 and $250,000. Our posting of collateral with our hedge counterparties can be done in cash or securities, and is generally bilateral, which means that if the value of our interest rate hedges increases, our counterparty will post collateral with us.

We experience margin calls in the ordinary course of our business, and under certain conditions, such as during a period of declining market value for agency securities, we experience margin calls at least monthly and often more frequently. In seeking to manage effectively the margin requirements established by our lenders, we maintain a position of cash and unpledged securities. We refer to this position as our liquidity. The level of liquidity we have available to meet margin calls is directly affected by our leverage levels, our haircuts and the price changes on our securities. If interest rates increase as a result of a yield curve shift or for another reason or if credit spreads widen, the prices of our collateral (and our unpledged assets that constitute our liquidity) will decline, we will experience margin calls, and we will use our liquidity to meet the margin calls. There can be no assurance that we will maintain sufficient levels of liquidity to meet any margin calls. If our haircuts increase, our liquidity will proportionately decrease. In addition, if we increase our borrowings, our liquidity will decrease by the amount of additional haircut on the increased level of indebtedness.

We intend to maintain a level of liquidity in relation to our assets that enables us to meet reasonably anticipated margin calls but that also allows us to be substantially invested in agency securities. We may misjudge the appropriate amount of our liquidity by maintaining excessive liquidity, which would lower our investment returns, or by maintaining insufficient liquidity, which would force us to liquidate assets into unfavorable market conditions and harm our results of operations and financial condition.

As of December 31, 2012, the weighted average haircut under our repurchase facilities was approximately 4.3%, and our leverage (defined as our debt-to-shareholders equity ratio) was approximately 7.4:1.

Liquidity Sources—Capital Offerings

In addition to our repurchase borrowings, we also rely on primary securities offerings as a source of both short-term and long-term liquidity. During the year ended December 31, 2012, we received funds from sales of our common stock under an "at-the-market" offering program and from fully underwritten offerings we completed in March and August. In order to assure the continued availability of liquidity from capital offerings, we amended our charter on March 30, 2012, raising the total authorized shares of common stock to 200,000,000, as authorized under

Maryland General Corporate Law Section 2-105(a)(13). In addition, we amended the charter again in August 2012, raising the total authorized shares of preferred stock to 25,000,000.

At The Market Offerings

From time to time, we may sell shares of our common stock in "at the market" offerings. Sales of the shares of common stock, if any, may be made in private transactions, negotiated transactions or any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on the NYSE or to or through a market maker other than on an exchange.

On February 29, 2012, we entered into sales agreements (the "2012 Sales Agreements") with Cantor Fitzgerald & Co. ("Cantor") and JMP Securities LLC ("JMP") to establish a new "at-the-market" program (the "2012 Program"). Under the terms of the 2012 Sales Agreements, we may offer and sell up to 10,000,000 shares of our common stock from time to time through Cantor or JMP, each acting as agent and/or principal. The shares of our common stock issuable pursuant to the 2012 Program are registered with the SEC on our Registration Statement on Form S-3 (No. 333-179805), which became effective upon filing on February 29, 2012.

For the year ended December 31, 2012, we issued 1,713,900 shares of common stock in at-the-market transactions at an average price of $28.69 per share raising net proceeds after sales commissions and expenses of approximately $48.3 million. We paid $0.5 million in sales commissions to Cantor and JMP during the year ended December 31, 2012.

For the year ended December 31, 2011, we issued 2,361,500 shares of common stock in at-the-market transactions at an average price of $28.48 per share raising net proceeds, after sales commissions and expenses, of approximately $66.2 million. We paid $0.9 million in sales commissions to Cantor during the year ended December 31, 2011.

Underwritten Offerings

On March 30, 2012, we completed an underwritten public offering of 20,125,000 shares of common stock, including 2,625,000 shares pursuant to the underwriters' overallotment option, at a price to us of $26.81 per share, and received net proceeds of approximately $539.3 million after the payment of underwriting discounts and expenses.

On August 27, 2012, we completed an underwritten public offering of 11,500,000 shares of our Series A Preferred Stock, including 1,500,000 shares pursuant to the underwriters' overallotment option, at a price to the public of $25.00 per share, and received net proceeds of $278.3 million after the payment of underwriting discounts and expenses.

On January 5, 2011, we completed an underwritten public offering of 11,500,000 shares of common stock, including 1,500,000 shares pursuant to the underwriters' overallotment option, at a price to the public of $28.75 per share, and received net proceeds of approximately $325.7 million after the payment of underwriting discounts and expenses.

On March 18, 2011, we completed an underwritten public offering of 14,500,000 shares of common stock at a price to the public of $28.50 per share, and received net proceeds of approximately $407.6 million after the payment of underwriting discounts and expenses. As part of this transaction, we issued an additional 2,175,000 shares of common stock pursuant to the underwriters' overallotment option for net proceeds to us of approximately $61.2 million.

We used the proceeds of our stock offerings to purchase additional agency securities, provide working capital, and to provide liquidity for our hedging strategy.

Forward-Looking Statements Regarding Liquidity

Based on our current portfolio, leverage rate and available borrowing arrangements, we believe that the net proceeds of our common equity offerings, combined with cash flow from operations and available borrowing capacity, will be sufficient to enable us to meet anticipated short-term (one year or less) liquidity requirements such as to fund our investment activities, to pay fees under our management agreement, to fund our distributions to shareholders and for general corporate expenses.

Our ability to meet our long-term (greater than one year) liquidity and capital resource requirements will be subject to obtaining additional debt financing and equity capital. We may increase our capital resources by obtaining long-term credit facilities or making public or private offerings of equity or debt securities, possibly including classes of preferred stock, common stock, and senior or subordinated notes. Such financing will depend on market conditions for capital raises and for the investment of any proceeds. If we are unable to renew, replace or expand our sources of financing on substantially similar terms, it may have an adverse effect on our business and results of operations.

We generally seek to borrow (on a recourse basis) between six and 12 times the amount of our shareholders' equity. At December 31, 2012 and December 31, 2011, our total borrowings were approximately $22.9 billion and $16.2 billion (excluding accrued interest), respectively, which represented a leverage ratio of approximately 7.4:1 and 7.8:1, respectively.

Critical Accounting Policies

Our financial statements are prepared in conformity with GAAP. In preparing the financial statements, management is required to make various judgments, estimates and assumptions that affect the reported amounts. Changes in these estimates and assumptions could have a material effect on our financial statements. The following is a summary of our policies most affected by management's judgments, estimates and assumptions.

Interest Income:Interest income is earned and recognized based on the outstanding principal amount of the investment securities and their contractual terms. Premiums and discounts associated with the purchase of the investment securities are amortized or accreted into interest income over the actual lives of the securities using the effective interest method.

Market Valuation of Investment Securities: We invest in agency securities representing interests in or obligations backed by pools of single-family adjustable-rate mortgage loans. Guidance under the Financial Accounting Standards Board ("FASB") ASC Topic on Investments requires us to classify our investments as either trading, available-for-sale or held-to-maturity securities. Management determines the appropriate classifications of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. We currently classifies all of our agency securities as available-for-sale. All assets that are classified as available-for-sale are carried at fair value and unrealized gains and losses are included in other comprehensive income.

The estimated fair values of MBS are determined by management by obtaining valuations for our MBS from independent sources and averaging these valuations. Security purchase and sale transactions are recorded on the trade date. Gains or losses realized from the sale of securities are included in income and are determined using the specific identification method. Firm purchase commitments to acquire "when issued" or TBA securities are recorded at fair value in accordance with ASC Topic 815, *Derivatives and Hedging.* The fair value of these purchase commitments is included in other assets or liabilities in the accompanying balance sheets.

Impairment of Assets: We assess our investment securities for other-than-temporary impairment on at least a quarterly basis. When the fair value of an investment is less than its amortized cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is designated as either "temporary" or "other-than-temporary." In deciding on whether or not a security is other than temporarily impaired, we use a two step evaluation process. First, we determine whether we have made any decision to sell a security that is in an unrealized loss position, or, if not is it more likely than not that we will be required to sell the security prior to recovering its amortized cost basis. If we determine that the answer to either of these questions is "yes" then the security is considered other-than-temporarily impaired. There were no such impairment losses recognized during the periods presented.

Derivative Instruments: We account for derivative instruments in accordance with the guidance included in the ASC Topic 815, *Derivatives and Hedging*. This guidance establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The guidance requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to either offset related results on the hedged item in the statement of income or be accumulated in other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We use derivative instruments to manage our exposure to changing interest rates generally with interest rate swap agreements.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors directly influence our performance far more than inflation. Although inflation is a primary factor in any interest rate, changes in interest rates do not necessarily correlate with changes in inflation rates, and these affects may be imperfect or lagging. Our financial statements are prepared in accordance with GAAP and any distributions we may make will be determined by our board of directors based in part on our REIT taxable income as calculated according to the requirements of the Code; in each case, our activities and balance sheet are measured with reference to fair value without considering inflation.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, we did not maintain any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, or special purpose or variable interest entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, as of December 31, 2012 and 2011, we had not guaranteed any obligations of any unconsolidated entities or entered into any commitment or intent to provide funding to any such entities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to shareholders to realize attractive risk-adjusted returns through ownership of our capital stock. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and seek to actively manage that risk, to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Interest Rate Risk

Interest rate risk is the primary component of our market risk. Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We will be subject to interest rate risk in connection with our investments and our related financing obligations.

Interest Rate Effect on Net Interest Income

Our operating results depend in large part on differences between the yields earned on our investments and our cost of borrowing and hedging activities. The cost of our borrowings will generally be based on prevailing market interest rates. During periods of rising interest rates, the borrowing costs associated with agency securities tend to increase while the income earned on agency securities may remain substantially unchanged until the interest rates reset. This results in a narrowing of the net interest spread between the assets and related borrowings and may even result in losses. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our investments. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

We seek to mitigate interest rate risk through utilization of longer term repurchase agreements and hedging instruments, primarily interest rate swap agreements. Interest rate swap agreements are intended to serve as a hedge against future interest rate increases on our variable rate borrowings. As of December 31, 2012, we had entered into interest rate swap agreements designed to mitigate the effects of increases in interest rates under $10.7 billion of our repurchase agreements.

Hedging techniques are partly based on assumed levels of prepayments of our agency securities. If prepayments are slower or faster than assumed, the life of the agency securities will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions. Hedging strategies involving the use of derivative securities are highly complex and may produce volatile returns. Hedging techniques are also limited by the rules relating to REIT qualification. In order to preserve our REIT status, we may be forced to terminate a hedging transaction at a time when the transaction is most needed.

Interest Rate Cap Risk

The ARMs that underlie our agency securities are typically subject to periodic and lifetime interest rate caps and floors, which limit the amount by which the security's interest rate may change during any given period. However, our borrowing costs pursuant to our financing agreements will not be subject to similar restrictions. Therefore, in a period of increasing interest rates, interest rate costs on our borrowings could increase without limitation, while the interest-rate increases on our adjustable-rate and hybrid agency securities could effectively be limited by caps. Agency securities backed by ARMs may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash from such investments than we would need to pay the interest cost on our related borrowings. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk

We fund a substantial portion of our acquisition of agency securities with borrowings that are based on, or move similarly to, LIBOR, while the interest rates on these agency securities may be indexed to LIBOR or another index rate, such as the one-year CMT rate. Accordingly, any increase in our borrowing rate relative to LIBOR or one-year CMT rates may result in an increase in our borrowing costs that is not matched by a corresponding increase in the interest earnings on these investments. Any such interest rate index mismatch could adversely affect our profitability, which may negatively impact distributions to our shareholders. To seek to mitigate interest rate mismatches, we may utilize the hedging strategies discussed above.

Our analysis of risks is based on our manager's experience, estimates and assumptions, including estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of investment decisions by our manager may produce results that differ significantly from our manager's estimates and assumptions.

Prepayment Risk

As we receive repayments of principal on our agency securities from prepayments and scheduled payments, premiums paid on such securities are amortized against interest income and discounts are accreted to interest income. Premiums arise when we acquire agency securities at prices in excess of the principal balance of the mortgage loans underlying such agency securities. Conversely, discounts arise when we acquire agency securities at prices below the principal balance of the mortgage loans underlying such agency securities. To date, substantially all of our agency securities have been purchased at a premium.

For financial accounting purposes, interest income is accrued based on the outstanding principal balance of the investment securities and their contractual terms. In general, purchase premiums on investment securities are amortized against interest income over the lives of the securities using the effective yield method, adjusted for actual prepayment and cash flow activity. An increase in the principal repayment rate will typically accelerate the amortization of purchase premiums and a decrease in the repayment rate will typically slow the accretion of purchase discounts, thereby reducing the yield/interest income earned on such assets.

When we receive repayments of principal on our agency securities from prepayments and scheduled payments, to maintain a similar rate of earnings per share, we may want to reinvest the proceeds from these repayments in similar yielding investments. In addition, due to standard settlement conventions, it may take time to reinvest these proceeds and leave a gap in earnings until we can find and settle on suitable investment assets. In times of market illiquidity or tight supply, we may have periods where similar types of assets are not available to replace those assets repaid to us. A decrease in earnings could be significant in periods of high prepayments.

Extension Risk

We invest in agency securities that are either fixed-rate or backed by ARMs which have interest rates that are fixed for the early years of the loan (typically three, five, or seven years) and thereafter reset periodically, on the same basis as agency securities backed by ARMs. We compute the projected weighted-average life of our agency securities based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgage loans. In general, when agency securities are acquired with borrowings, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated weighted-average life of the fixed-rate portion of the related agency securities. This strategy is designed to protect us from rising interest rates by fixing our borrowing costs for the duration of the fixed-rate period of the mortgage loans underlying the related agency securities.

We may structure our interest rate swap agreements to expire in conjunction with the estimated weighted average life of the fixed period of the mortgage loans underlying our agency securities. However, in a rising interest rate environment, the weighted average life of the mortgage loans underlying our agency securities could extend beyond the term of the swap agreement or other hedging instrument. This is sometimes referred to as "tail risk". This could have a negative impact on our results from operations, as borrowing costs would no longer be fixed after the term of the hedging instrument while the income earned on the remaining agency securities would remain fixed for a period of time. This situation may also cause the market value of our agency securities to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Interest Rate Risk and Effect on Market Value Risk

Another component of interest rate risk is the effect changes in interest rates will have on the market value of our agency securities. We face the risk that the market value of our agency securities will increase or decrease at different rates than that of our liabilities, including our hedging instruments.

We primarily assess our interest rate risk 1) by estimating the effective duration of our assets and the effective duration of our liabilities, and 2) by estimating the time difference between the interest rate adjustment of our assets and the interest rate adjustment of our liabilities. Effective duration essentially measures the market price volatility of financial instruments as interest rates change. We generally estimate effective duration using various financial models and empirical data. Different models and methodologies can produce different effective duration estimates for the same securities.

The sensitivity analysis tables presented below show the estimated impact of an instantaneous parallel shift in the yield curve, up and down 50 and 100 basis points, on the market value of our interest rate-sensitive investments and net interest income, at December 31, 2012 and 2011, assuming a static portfolio. When evaluating the impact of changes in interest rates, prepayment assumptions and principal reinvestment rates are adjusted based on our manager's expectations. The analysis presented utilized assumptions, models and estimates of the manager based on the manager's judgment and experience.

December 31, 2012

Change in Interest rates	Percentage Change in Projected Net Interest Income	Percentage Change in Projected Portfolio Value
+ 1.00%	(5.02%)	(0.90%)
+ 0.50%	(0.37%)	(0.44%)
- 0.50%	3.86%	0.18%
- 1.00%	(7.09%)	0.33%

December 31, 2011

Change in Interest rates	Percentage Change in Projected Net Interest Income	Percentage Change in Projected Portfolio Value
+ 1.00%	(10.37%)	(0.40%)
+ 0.50%	(4.76%)	(0.05%)
- 0.50%	(0.27%)	(0.30%)
- 1.00%	(5.91%)	(0.80%)

While the charts above reflect the estimated immediate impact of interest rate increases and decreases on a static portfolio, we rebalance our portfolio from time to time either to seek to take advantage of or reduce the impact of changes in interest rates. It is important to note that the impact of changing interest rates on market value and net interest income can change significantly when interest rates change beyond 100 basis points from current levels. Therefore, the volatility in the market value of our assets could increase significantly when interest rates change beyond amounts shown in the table above. In addition, other factors impact the market value of and net interest income from our interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, interest income would likely differ from that shown above, and such difference might be material and adverse to our shareholders.

The above table quantifies the potential changes in net interest income and portfolio value, which includes the value of swaps, should interest rates immediately change. Given the low level of interest rates at December 31, 2012 and 2011, we applied a floor of 0%, for all anticipated interest rates included in our assumptions. Due to presence of this floor, it is anticipated that any hypothetical interest rate decrease would have a limited positive impact on our funding costs beyond a certain level; however, because prepayments speeds are unaffected by this floor, it is expected that any increase in our prepayment speeds (occurring as a result of any interest rate decrease or otherwise) could result in an acceleration of our premium amortization and the reinvestment of such prepaid principal in lower yielding assets. As a result, because the presence of this floor limits the positive impact of any interest rate decrease on our funding costs. Therefore, at some point hypothetical interest rate decreases could cause the fair value of our financial instruments and our net interest income to decline.

Item 8. Financial Statements and Supplementary Data

The required response under this Item is submitted in a separate section of this Report. See Index to the Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that material information relating to us is made known to the officers who certify our financial reports and to the members of senior management and the board of directors.

Based on management's evaluation as of December 31, 2012, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, a registered independent accounting firm, has audited our financial statements included in this annual report on Form 10-K and, as part of its audit, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2012. This report appears on page F-28 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change to our internal control over financial reporting during the fourth quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

As of the quarter ended December 31, 2012, all items required to be disclosed under Form 8-K were reported under Form 8-K.

Additional Material U.S. Federal Income Tax Considerations

The following is a summary of additional material U.S. federal income tax considerations with respect to the ownership of our stock. This summary supplements and should be read together with the discussion under "Material U.S. Federal Income Tax Considerations" in the prospectus dated February 29, 2012 and filed as part of a Registration Statement on Form S-3 (No. 333-179805).

Recent Legislation

Pursuant to recently enacted legislation, as of January 1, 2013, (1) the maximum tax rate on "qualified dividend income" received by U.S. shareholders taxed at individual rates is 20%, (2) the maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is 20%, and (3) the highest marginal individual income tax rate is 39.6%. Pursuant to such legislation, the backup withholding rate remains at 28%. We urge you to consult your tax advisors regarding the impact of this legislation on the purchase, ownership and sale of our stock.

Taxation of Taxable U.S. Shareholders

For payments after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock received by U.S. shareholders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our stock received after December 31, 2016 by U.S. shareholders who own their stock through foreign accounts or foreign intermediaries. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Non-U.S. Shareholders

For payments after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock received by certain non-U.S. shareholders if they held our stock through foreign entities that fail to meet certain disclosure requirements related to U.S. persons that either have accounts with such entities or own equity interests in such entities. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our stock received after December 31, 2016 by certain non-U.S. shareholders. If payment of withholding taxes is required, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the Internal Revenue Service to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Shareholders' meeting.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Shareholders' meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Shareholders' meeting.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Shareholders' meeting.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement for our 2013 Annual Shareholders' meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

Included herein at pages F-1 through F-25.

2. Financial Statement Schedules

All schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

3. **Exhibits**

The following exhibits are filed as part of this Annual Report on Form 10-K:

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation [4]
3.2	Bylaws [1]
4.1	Form of Common Stock Certificate [2]
4.2	Form of 7.625% Series A Cumulative Redeemable Preferred Stock Certificate [5]
10.1	Management Agreement, by and among Hatteras Financial Corp. and Atlantic Capital Advisors LLC, dated as of November 5, 2007 [1]
10.2	Management Agreement, by and among Hatteras Financial Corp. and Atlantic Capital Advisors, LLC dated February 23, 2012
10.3	2007 Equity Incentive Plan* [1]
10.4	2010 Equity Incentive Plan*[3]
10.5	Form of Amended and Restated Restricted Stock Award Agreement for executive officers * [1]
10.6	Form of Restricted Stock Award Agreement for independent directors * [1]
10.7	Form of Indemnification Agreement * [1]
12.1	Statement of computation of ratios of earnings to combined fixed charges and preferred stock dividends
21	List of subsidiaries [1]
23	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

100.1 Submitted electronically herewith as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Balance Sheets at December 31, 2012 and 2011; (ii) Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (iv) Statements of Changes in Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to Financial Statements for the year ended December 31, 2012.

* Represents management contract or compensatory plan or agreement.

(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-11 (No. 333-149314) filed with the SEC on February 20, 2008 and incorporated herein by reference.

(2) Previously filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-11 (No. 333-149314) filed with the SEC on April 22, 2008 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the SEC on May 6, 2010 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2012 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Registrant's Registration Statement on Form 8-A filed with the SEC on August 23, 2012 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HATTERAS FINANCIAL CORP.

Dated: February 20, 2013

By: /s/ MICHAEL R. HOUGH

Michael R. Hough

Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Hatteras Financial Corp., hereby severally constitute Michael R. Hough, Benjamin M. Hough and Kenneth A. Steele, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Hatteras Financial Corp. to comply with the provisions of the Securities Exchange Act of 1934, as amended and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

Date	Signature	
February 20, 2013	/s/ Michael R. Hough Michael R. Hough	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors
February 20, 2013	/s/ Benjamin M. Hough Benjamin M. Hough	Director
February 20, 2013	/s/ David W. Berson David W. Berson	Director
February 20, 2013	/s/ Ira G. Kawaller Ira G. Kawaller	Director
February 20, 2013	/a/ Jeffrey D. Miller Jeffrey D. Miller	Director
February 20, 2013	/s/ Thomas D. Wren Thomas D. Wren	Director
February 20, 2013	/s/ Kenneth A. Steele Kenneth A. Steele	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hatteras Financial Corp.

We have audited the accompanying balance sheets of Hatteras Financial Corp. as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Financial Corp. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hatteras Financial Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Raleigh, North Carolina

February 20, 2013

Hatteras Financial Corp.

Balance Sheets

(Dollars in thousands, except share amounts)

	December 31, 2012	December 31, 2011
Assets		
Mortgage-backed securities, at fair value		
(including pledged assets of $22,591,973 and $17,012,472 at December 31, 2012	$23,919,251	$17,741,873
and December 31, 2011, respectively)		
Cash and cash equivalents	168,424	347,045
Restricted cash	281,021	237,014
Unsettled purchased mortgage-backed securities, at fair value	138,338	49,630
Receivable for securities sold	1,587,535	-
Accrued interest receivable	77,113	63,025
Principal payments receivable	190,832	105,333
Debt security, held to maturity, at cost	15,000	15,000
Other assets	26,604	27,799
Total assets	$26,404,118	$18,586,719
Liabilities and shareholders' equity		
Repurchase agreements	$22,866,429	$16,162,375
Payable for unsettled securities	137,121	48,999
Accrued interest payable	7,592	4,596
Interest rate hedge liability	243,945	219,167
Dividend payable	73,804	69,141
Accounts payable and other liabilities	2,363	2,253
Total liabilities	$23,331,254	$16,506,531
Shareholders' equity:		
7.625% Series A Cumulative Redeemable Preferred stock, $.001 par value, 25,000,000		
shares authorized, 11,500,000 and 0 shares issued and outstanding at December 31, 2012		
and 2011, respectively ($287,500 aggregate liquidation preference)	278,252	–
Common stock, $.001 par value, 200,000,000 shares authorized, 98,822,654 and 76,823,220 shares issued and outstanding at December 31, 2012 and		
2011, respectively	99	77
Additional paid-in capital	2,494,303	1,904,748
Retained earnings	37,356	2,041
Accumulated other comprehensive income	262,854	173,322
Total shareholders' equity	3,072,864	2,080,188
Total liabilities and shareholders' equity	$ 26,404,118	$ 18,586,719

See accompanying notes.

Hatteras Financial Corp.

Statements of Income

For the years ended December 31, 2012, 2011 and 2010

(Dollars in thousands, except share amounts)

	2012	2011	2010
Interest income:			
Interest income on mortgage-backed securities	$504,800	$424,713	$ 263,751
Interest income on short-term cash investments	1,508	1,407	1,265
Interest income	506,308	426,120	265,016
Interest expense	197,064	144,662	95,923
Net interest income	309,244	281,458	169,093
Operating expenses:			
Management fee	17,420	13,787	9,205
Share based compensation	1,920	1,150	1,432
General and administrative	5,006	2,724	2,507
Total operating expenses	24,346	17,661	13,144
Other income/(expense):			
Net gain on sale of mortgage-backed securities	64,347	20,576	13,551
Net income	349,245	284,373	169,500
Dividends on preferred stock	7,551	0	0
Net income available to common shareholders	$ 341,694	$ 284,373	$ 169,500
Earnings per share - common stock, basic	$ 3.67	$ 3.97	$ 4.30
Earnings per share - common stock, diluted	$ 3.67	$ 3.97	$ 4.30
Weighted average common shares outstanding, basic	93,185,520	71,708,058	39,454,362
Weighted average common shares outstanding, diluted	93,185,520	71,708,058	39,454,362

See accompanying notes.

Hatteras Financial Corp.

Statements of Comprehensive Income
For the years ended December 31, 2012, 2011 and 2010

(Dollars in thousands)

	2012	2011	2010
Net income	$349,245	$284,373	$169,500
Other comprehensive income (loss):			
Net unrealized gains (losses) on securities available for sale	115,008	223,333	(34,898)
Net unrealized (losses) gains on derivative instruments	(25,476)	(155,902)	(11,934)
Other comprehensive income (loss)	89,532	67,431	(46,832)
Comprehensive income	$438,777	$351,804	$122,668

Hatteras Financial Corp.

Statements of Changes in Shareholders' Equity

For the years ended December 31, 2012, 2011, and 2010

(Dollars in thousands)	**7.625% Series A Cumulative Redeemable Preferred Stock Amount**	**Common Stock Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Accumulated Other Comprehensive Income (Loss)**	**Total**
Balance at December 31, 2009	$ -	$ 36	$ 770,232	$ 8,722	$ 152,723	$ 931,713
Issuance of common stock	–	10	271,363			271,373
Share based compensation expense	–	–	1,432	–	–	1,432
Dividends declared on common stock	–	–	–	(181,702)	–	(181,702)
Net income	–	–	–	169,500	–	169,500
Other comprehensive loss:					(46,832)	(46,832)
Balance at December 31, 2010	$ -	$ 46	$1,043,027	$ (3,480)	$ 105,891	$ 1,145,484
Issuance of common stock	–	31	860,571			860,602
Share based compensation expense	–	–	1,150	–	–	1,150
Dividends declared on common stock	–	–	–	(278,852)	–	(278,852)
Net income	–	–	–	284,373	–	284,373
Other comprehensive income					67,431	67,431
Balance at December 31, 2011	$ -	$ 77	$1,904,748	$ 2,041	$ 173,322	$ 2,080,188
Issuance of preferred stock	278,252	–	–	–	–	278,252
Issuance of common stock	–	22	587,635	–	–	587,657
Share based compensation expense	–	–	1,920	–	–	1,920
Dividends declared on preferred stock	–	–	–	(7,551)	–	(7,551)
Dividends declared on common stock	–	–	–	(306,379)	–	(306,379)
Net income	–	–	–	349,245	–	349,245
Other comprehensive income	–	–	–	–	89,532	89,532
Balance at December 31, 2012	$ 278,252	$ 99	$2,494,303	$ 37,356	$ 262,854	$3,072, 864

Hatteras Financial Corp.

Statements of Cash Flows

For the years ended December 31, 2012, 2011, and 2010

(Dollars in thousands)

Operating activities	2012	2011	2010
Net income	$349,245	$284,373	$169,500
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Net amortization of premium related to mortgage-backed securities	162,844	93,335	41,778
Amortization related to interest rate swap agreements	361	346	226
Share based compensation expense	1,920	1,150	1,432
Hedge ineffectiveness	178	655	210
Net gain on sale of mortgage-backed securities	(64,347)	(20,576)	(13,551)
Changes in operating assets and liabilities:			
Increase in accrued interest receivable	(14,088)	(25,052)	(2,413)
Increase in other assets	(191)	(1,881)	(20,399)
Increase in accrued interest payable	2,996	1,419	208
Increase (decrease) in accounts payable and other liabilities	110	1,111	(721)
Net cash (used in) provided by operating activities	439,028	334,880	176,270
Investing activities			
Purchases of mortgage-backed securities	(17,988,431)	(13,351,128)	(5,728,275)
Purchase of security, held to maturity	-	-	(5,000)
Principal repayments of mortgage-backed securities	5,635,988	3,559,612	2,467,288
Sale of mortgage-backed securities	4,518,105	1,766,557	563,688
Net cash used in investing activities	(7,834,338)	(8,024,959)	(2,702,299)
Financing activities			
Issuance of preferred stock, net of cost of issuance	278,252	-	-
Issuance of common stock, net of cost of issuance	587,657	860,602	271,373
Cash dividends paid	(309,267)	(255,827)	(179,027)
Increase in restricted cash on swap arrangements	(44,007)	(161,592)	(14,061)
Proceeds from repurchase agreements	231,718,347	163,847,236	76,875,143
Principal repayments on repurchase agreements	(225,014,293)	(156,365,921)	(74,540,601)
Net cash provided by financing activities	7,216,689	7,924,498	2,412,827
Net (decrease)increase in cash and cash equivalents	(178,621)	234,419	(113,202)
Cash and cash equivalents, beginning of period	347,045	112,626	225,828
Cash and cash equivalents, end of period	$168,424	$347,045	$112,626

Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 194,068	$ 143,243	$ 95,715

Supplemental schedule of non-cash investing activities			
Receivable for securities sold	$ 1,587,535	$ -	$ -
Obligation to brokers for purchase of unsettled mortgage-backed securities	$ 722,221	$ 397,936	$ 840,157
Supplemental schedule of non-cash financing activities			
Dividends declared on preferred stock, not yet paid	$ 4,628	$ -	$ -
Dividends declared on common stock, not yet paid	$ 69,176	$ 69,141	$ 46,116

See accompanying notes.

(Dollars in thousands except per share amounts)

1. Organization and Business Description

Hatteras Financial Corp. (the "Company") was incorporated in Maryland on September 19, 2007. The Company was formed to invest in residential mortgage-backed securities ("MBS"), issued or guaranteed by the U.S. Government or U.S. Government sponsored agencies such as the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") ("agency securities"). The Company is externally managed by Atlantic Capital Advisors, LLC ("ACA").

The Company has elected to be taxed as a real estate investment trust ("REIT"). As a result, the Company does not pay federal income taxes on taxable income distributed to shareholders if certain REIT qualification tests are met. It is the Company's policy to distribute 100% of its taxable income, after application of available tax attributes, within the time limits prescribed by the Internal Revenue Code of 1986, as amended (the "Code"), which may extend into the subsequent taxable year.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the accompanying financial statements include the valuation of agency securities and derivative instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, and which are not restricted as to use, to be cash equivalents. The carrying amounts of cash equivalents approximate their fair value.

Restricted Cash

Restricted cash is cash held in margin accounts at various counterparties to offset interest rate hedging liabilities.

Interest Income

Interest income is earned and recognized based on the outstanding principal amount of the investment securities and their contractual terms. Premiums and discounts associated with the purchase of the investment securities are amortized or accreted into interest income over the actual lives of the securities using the effective interest method.

Financial Instruments

The Company considers its cash and cash equivalents, restricted cash, agency securities (settled and unsettled), forward purchase commitments, debt security held to maturity, accrued interest receivable, principal payment receivable, payable for unsettled securities, derivative instruments, repurchase agreements and accrued interest payable to meet the definition of financial instruments. The carrying amount of cash and cash equivalents, restricted cash, accrued interest receivable and payable for unsettled securities approximate their fair value due to the short maturities of these instruments and are valued using Level 1 inputs. The carrying amount of repurchase agreements are deemed to approximate their fair value since the agreements are based upon a variable rate of interest and are valued using Level 2 inputs. See Note 4 for discussion of the fair value of agency securities and forward purchase commitments. See Note 5 for discussion of the fair value of the held to maturity debt security. See Note 7 for discussion of the fair value of derivative instruments.

Since inception through December 31, 2012, the Company has limited its exposure to credit losses on its portfolio of securities by purchasing agency securities. The portfolio is diversified to avoid undue exposure to loan originator, geographic and other types of concentration. The Company manages the risk of prepayments of the underlying mortgages by creating a diversified portfolio with a variety of expected prepayment characteristics. See Note 4 for additional information on MBS.

The Company is engaged in various trading and brokerage activities including interest rate swap agreements in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparty and/or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counterparty. See Note 7 for additional information on interest rate swap agreements.

Mortgage-Backed Securities

The Company invests in agency securities representing interests in or obligations backed by pools of single-family residential mortgage loans. Guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 on Investments requires the Company to classify its investments as either trading, available-for-sale or held-to-maturity securities. Management determines the appropriate classifications of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company currently classifies all of its agency securities as available-for-sale. All assets that are classified as available-for-sale are carried at fair value and unrealized gains and losses are included in other comprehensive income. The estimated fair values of agency securities are determined by management by obtaining valuations for its agency securities from independent sources and averaging these valuations. Security purchase and sale transactions are recorded on the trade date. Gains or losses realized from the sale of securities are included in income and are determined using the specific identification method. Firm purchase commitments to acquire "when issued" or to-be-announced ("TBA") securities are recorded at fair value in accordance with ASC Topic 815, *Derivatives and Hedging.* The fair value of these purchase commitments is included in other assets or liabilities in the accompanying balance sheets.

The Company assesses its investment securities for other-than-temporary impairment on at least a quarterly basis. When the fair value of an investment is less than its amortized cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is designated as either "temporary" or "other-than-temporary." In deciding on whether or not a security is other than temporarily impaired, the Company uses a two step evaluation process. First, the Company determines whether it has made any decision to sell a security that is in an unrealized loss position, or, if not, the Company determines whether it is more likely than not that the Company will be required to sell the security prior to recovering its amortized cost basis. If the answer to either of these questions is "yes" then the security is considered other-than-temporarily impaired. There were no such impairment losses recognized during the periods presented.

Repurchase Agreements

The Company finances the acquisition of its agency securities through the use of repurchase agreements. Under these repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sale price that the Company receives and the repurchase price that the Company pays represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which the Company pledges its securities as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receives back its pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing financing rate. These repurchase agreements may require the Company to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines.

Comprehensive Income

Other comprehensive income refers to revenue, expenses, gains, and losses that are recorded directly as an adjustment to shareholders' equity. Other comprehensive income for the Company generally arises from unrealized gains or losses generated from changes in market values of the securities held as available-for-sale and derivative instruments.

Derivative Instruments

The Company accounts for derivative instruments in accordance with the guidance included in the ASC Topic on Derivatives and Hedging. This guidance establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The guidance requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to either offset related results on the hedged item in the statement of income or be accumulated in other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company uses derivative instruments to manage its exposure to changing interest rates generally with interest rate swap agreements.

Income Taxes

The Company has elected to be taxed as a REIT under the Code. The Company will generally not be subject to Federal income tax to the extent that it distributes 100% of its taxable income, after application of available tax attributes, within the time limits prescribed by the Code and as long as it satisfies the ongoing REIT requirements including meeting certain asset, income and stock ownership tests.

Share-Based Compensation

Share-based compensation is accounted for under the guidance included in the ASC Topic on stock compensation. For share and share-based awards issued to employees, a compensation charge is recorded in earnings based on the fair value of the award. For transactions with non-employees in which services are performed in exchange for the Company's common stock or other equity instruments, the transactions are recorded on the basis of the fair value of the service received or the fair value of the equity instruments issued, whichever is more readily measurable at the date of issuance. The Company's share-based compensation transactions resulted in compensation expense of $1,920, $1,150, and $1,432 for the years ended December 31, 2012, 2011, and 2010, respectively.

Earnings Per Common Share (EPS)

Basic EPS is computed by dividing net income less preferred stock dividends to arrive at net income available to holders of common stock by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed using the two class method, as described in the ASC Topic on Earnings Per Share, which takes into account certain adjustments related to participating securities. Participating securities are unvested share-based awards that contain rights to receive nonforfeitable dividends, such as those awarded under the Company's equity incentive plan. Net income available to holders of common stock after deducting dividends on unvested participating securities if antidilutive, is divided by the weighted average shares of common stock and common equivalent shares outstanding during the period. For the diluted EPS calculation, common equivalent shares outstanding includes the weighted average number of shares of common stock outstanding adjusted for the effect of dilutive unexercised stock options.

Recent Accounting Pronouncements

In October 2011, the FASB issued a proposed ASU 2011-20, *Financial Services-Investment Companies: Amendments to the Scope, Measurement, and Disclosure Requirements* ("ASU 2011-20"), which would amend the criteria in ASC Topic 946 on Investment Companies ("ASC 946") for determining whether an entity qualifies as an investment company. As proposed, ASU 2011-20 would affect the measurement, presentation and disclosure requirements for Investment Companies, as defined, amend the investment company definition in ASC 946, and remove the current exemption for real estate investment trusts from this topic. On September 5, 2012, the FASB voted to remove the scope exemption for mortgage REITs from ASC Topic 946 – *Financial Services – Investment Companies*. If promulgated in its current form, this proposal may result in a material modification to the presentation of the Company's financial statements. In December 2012, the FASB announced that they are considering the project in two phases and all REITs were scoped out of the conclusions reached in the first phase. They will reconsider the scope exemption from this topic in the second phase, although they have not announced a timeline for completing this project. The Company is monitoring developments related to this proposal and is evaluating the effects it would have on the Company's financial statements.

In December 2011, the FASB released Accounting Standards Update ("ASU") 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. Under this update, the Company will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and transactions subject to an agreement similar to a master netting arrangement. The scope would include derivatives, sale and repurchase agreements and securities borrowing and securities lending arrangements. This disclosure is intended to enable financial statement users to understand the effect of such arrangements on the Company's financial position. The objective of this update is to support further convergence between U.S. GAAP and International Financial Reporting Standards ("IFRS"). In January 2013, the FASB released ASU 2013-01 *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* Under this update, the FASB limited the scope of ASU 2011-11 to items identified in the implementation guidance which include derivatives, sale and repurchase agreements and securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting agreement. Both of these updates are effective for annual reporting periods beginning on or after January 1, 2013. This update is not expected to result in a material effect on the Company's financial statements.

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.* Under this update, enhanced disclosures are required for items reclassified out of accumulated other comprehensive income. This update is effective for the first interim or annual period beginning on or after December 15, 2012. The update is not expected to have a material effect on the Company's financial statements.

3. Financial Instruments

The Company's valuation techniques for financial instruments are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The ASC Topic on Fair Value Measurements classifies these inputs into the following hierarchy:

Level 1 Inputs– Quoted prices for identical instruments in active markets.

Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs– Instruments with primarily unobservable value drivers.

All of the Company's agency securities and hedging assets and liabilities were valued using Level 2 inputs at December 31, 2012 and 2011. See Notes 4 and 7, respectively for a discussion on how agency securities and hedging assets and liabilities were valued. The carrying values and fair values of all financial instruments as of December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Mortgage-backed securities	$23,919,251	$23,919,251	$17,741,873	$17,741,873
Cash and cash equivalents	168,424	168,424	347,045	347,045
Restricted cash	281,021	281,021	237,014	237,014
Unsettled purchased mortgage backed securities	138,338	138,338	49,630	49,630
Receivable for securities sold	1,587,535	1,587,535	-	-
Accrued interest receivable	77,113	77,113	63,025	63,025
Principal payments receivable	190,832	190,832	105,333	105,333
Debt Security	15,000	13,981	15,000	13,811
Short term investment*	20,187	20,187	20,221	20,221
Forward purchase commitments*	5,452	5,452	6,327	6,327
Liabilities				
Repurchase agreements	$22,866,429	$22,866,429	$16,162,375	$16,162,375
Payable for unsettled securities	137,121	137,121	48,999	48,999
Accrued interest payable	7,592	7,592	4,596	4,596
Interest rate hedge liability	243,945	243,945	219,167	219,167

*These lines are included in Other assets on the balance sheets

4. Mortgage-Backed Securities

All of the Company's agency securities were classified as available-for-sale and, as such, are reported at their estimated fair value. The agency securities market is primarily an over-the-counter market. As such, there are no standard, public market quotations or published trading data for individual agency securities. The Company estimates the fair value of the Company's agency securities based on a market approach obtaining values for its securities primarily from third-party pricing services and dealer quotes. To ensure the Company's fair value determinations are consistent with the ASC Topic on Fair Value Measurements and Disclosures, the Company regularly reviews the prices obtained and the methods used to derive those prices. The Company evaluates the pricing information it receives taking into account factors such as coupon, prepayment experience, fixed/adjustable rate, annual and life caps, coupon index, time to next reset and issuing agency, among other factors to ensure that estimated fair values are appropriate. The Company reviews the methods and inputs used by providers of pricing data to determine that the fair value of its assets and liabilities are properly classified in the fair value hierarchy.

The third-party pricing services gather trade data and use pricing models that incorporate such factors as coupons, primary mortgage rates, prepayment speeds, spread to the U.S. Treasury and interest rate swap curves, periodic and life caps and other similar factors. Traders at broker-dealers function as market-makers for these securities, and these brokers have a direct view of the trading activity. Brokers do not receive compensation for providing pricing information to the Company. The broker prices received are non-binding offers to trade. The brokers receive data from traders that participate in the active markets for these securities and directly observe numerous trades of securities similar to the securities owned by the Company. The Company's analysis of fair value for these includes comparing the data received to other information, if available, such as repurchase agreement pricing or internal pricing models.

If the fair value of a security is not available using the Level 2 inputs as described above, or such data appears unreliable, the Company may estimate the fair value of the security using a variety of methods including, but not limited to, other independent pricing services, repurchase agreement pricing, discounted cash flow analysis, matrix pricing, option adjusted spread models and other fundamental analysis of observable market factors. At December 31, 2012, all of the Company's agency securities values were based on third-party sources.

The Company's investment portfolio consists solely of agency securities, which are backed by a U.S. Government agency or a U.S. Government sponsored entity. The following table presents certain information about the Company's agency securities at December 31, 2012.

	Agency Securities Amortized Cost	Gross Unrealized Loss	Gross Unrealized Gain	Estimated Fair Value
Agency Securities				
Fannie Mae Certificates				
ARMS	$ 14,081,259	$ (100)	$ 329,780	$ 14,410,939
Fixed Rate	743,299		9,296	752,595
Total Fannie Mae	14,824,558	(100)	339,076	15,163,534
Freddie Mac Certificates				
ARMS	7,850,630	(21)	149,114	7,999,723
Fixed Rate	744,720	-	11,274	755,994
Total Freddie Mac	8,595,350	(21)	160,388	$ 8,755,717
Total Agency Securities	$ 23,419,908	$ (121)	$ 499,464	$ 23,919,251

The following table presents certain information about the Company's agency securities at December 31, 2011.

	Amortized Cost	Unrealized Loss	Unrealized Gain	Estimated Fair Value
Agency Securities				
Fannie Mae Certificates				
ARMs	$ 11,446,397	$ -	$ 278,559	$ 11,724,956
Fixed Rate	493,648	(132)	1,076	494,592
Total Fannie Mae	11,940,045	(132)	279,635	12,219,548
Freddie Mac Certificates				
ARMs	4,925,438	$ -	103,540	5,028,978
Fixed Rate	491,289	(6)	2,064	493,347
Total Freddie Mac	5,416,727	(6)	105,604	5,522,325
Total Agency Securities	$ 17,356,772	$ (138)	$ 385,239	$ 17,741,873

The components of the carrying value of available-for-sale agency securities at December 31, 2012 and 2011 are presented below.

	December 31, 2012		December 31, 2011
Principal balance		$22,771,731		$16,938,710
Unamortized premium		648,181		418,071
Unamortized discount		(4)		(9)
Gross unrealized gains		499,464		385,239
Gross unrealized losses		(121)		(138)
Carrying value/estimated fair value	$	23,919,251	$	17,741,873

The Company monitors the performance and market value of its agency securities portfolio on an ongoing basis. At December 31, 2012 and 2011, the Company had the following securities in a loss position presented below:

	Less than 12 months as of December 31, 2012				Less than 12 months as of December 31, 2011			
	Fair Market Value		Unrealized Loss		Fair Market Value		Unrealized Loss	
Fannie Mae Certificates								
ARMS	$	149,954	$	(100)	$	-	$	-
Fixed Rate		-		-		210,743	$	(132)
Freddie Mac Certificates								
ARMS		41,625		(21)		-		-
Fixed Rate		-		-		23,012		(6)
Total temporarily impaired securities		$191,579	$	(121)	$	233,755	$	(138)

The Company did not make the decision to sell the above securities as of December 31, 2012 and 2011, nor was it deemed more likely than not the Company would be required to sell these securities before recovery of their amortized cost basis.

The following table presents components of interest income on the Company's agency securities portfolio for the years ended December 31, 2012, 2011 and 2010:

	Twelve Months Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
Coupon interest	$	667,644	$	518,048	$	305,529
Net premium amortization		(162,844)		(93,335)		(41,778)
Interest income, net	$	504,800	$	424,713	$	263,751

The contractual maturity of the Company's agency securities ranges from 15 to 30 years. Because of prepayments on the underlying mortgage loans, the actual weighted-average maturity is expected to be significantly less than the stated maturity. The following table presents certain information about the Company's adjustable rate agency securities that will reprice or amortize based on contractual terms, which do not consider prepayment assumptions, at December 31, 2012 and 2011.

	December 31, 2012			December 31, 2011		
Months to Coupon Reset	Fair Value	% of Total	Weighted Average Coupon	Fair Value	% of Total	Weighted Average Coupon
0 - 12 Months	$ 914,832	4.1%	4.03%	$ 691,226	4.0%	4.56%
13 - 24 Months	966,854	4.3%	3.88%	769,239	4.6%	4.93%
25 - 36 Months	2,274,763	10.2%	3.60%	992,880	5.9%	3.93%
37 - 48 Months	3,207,245	14.3%	3.06%	3,669,359	21.9%	3.65%
49 - 60 Months	3,616,891	16.1%	2.76%	4,439,416	26.5%	3.06%
61 - 72 Months	3,027,295	13.5%	3.26%	2,071,610	12.4%	3.41%
73 - 84 Months	7,607,359	33.9%	2.44%	3,965,045	23.7%	3.28%
85 - 96 Months	133,487	0.6%	3.08%	9,866	0.1%	4.33%
97 - 108 Months	-	-	-	145,293	0.9%	3.93%
109 - 120 Months	641,013	2.9%	2.81%	-	-	-
121 - 140 Months	20,923	0.1%	2.69%	-	-	-
Total ARMS	$22,410,662	100.0%	2.95%	$16,753,934	100.0%	3.49%

The following table presents certain information about the Company's fixed rate agency securities that will reprice or amortize based on contractual terms, which do not consider prepayment assumptions, at December 31, 2012 and 2011.

	December 31, 2012			December 31, 2011		
Wtd Average Months to Maturity	Fair Value	% of Total	Weighted Average Coupon	Fair Value	% of Total	Weighted Average Coupon
155-167	102,158	6.8%	3.00%	-	-	-
168-180	1,406,431	93.2%	2.60%	987,939	100.0%	3.05%
Total Fixed Rate Securities	$1,508,589	100.0%	2.62%	$987,939	100.0%	3.05%

Unsettled Agency Securities Purchases

While most of the Company's purchases of agency securities are accounted for using trade date accounting, some forward purchases, such as certain TBA's do not qualify for trade date accounting and are considered derivatives for financial statement purposes. Pursuant to ASC Topic 815, the Company accounts for these derivatives as all-in-one cash flow hedges. The net fair value of the forward commitment is reported on the balance sheet as an asset (or liability), with a corresponding unrealized gain (or loss) recognized in other comprehensive income. The following table shows the agency securities forward purchase commitments shown as a net asset in other assets on the balance sheets as of December 31, 2012.

	Face	Cost	Fair Market Value	Due to Brokers (1)	Net Asset
December 31, 2012	$565,000	$585,100	$587,247	$585,100	$2,147

The following table shows the agency securities forward purchase commitments shown as a net asset on the balance sheet as of December 31, 2011.

	Face	Cost	Fair Market Value	Due to Brokers (1)	Net Asset
December 31, 2011	$340,000	$348,937	$351,249	$348,937	$2,312

(1) Amounts due to brokers are usually settled within 30-90 days after period end.

Since the Company purchases forward for the purposes of holding the securities for investment, the Company considers all its agency securities, settled or unsettled, as part of its portfolio for the purposes of cash flow and interest rate sensitivity, and consequently hedging, duration measurement, and other related investment management activity.

At December 31, 2012 and 2011, the Company also had other forward purchase commitments treated as derivatives in the amount of $3,305 and $4,015.

5. Debt Security, Held to Maturity

The Company owns a $15,000 debt security from a repurchase lending counterparty that matures October 31, 2016. The debt security pays interest quarterly at the rate of 4.0% above the three-month London Interbank Offered Rate ("LIBOR"). The Company estimates the fair value of this note to be approximately $13,981 and $13,811 at December 31, 2012 and 2011 which was determined by present valuing the projected future cash flows using a discount rate from a similar issuer.

6. Repurchase Agreements

At December 31, 2012 and 2011, the Company had repurchase agreements in place in the amount of $22,866,429 and $16,162,375, respectively, to finance agency securities purchases. As of December 31, 2012 and 2011, the weighted average interest rate on these borrowings was 0.47% and 0.37%, respectively. The Company's repurchase agreements are collateralized by the Company's agency securities and typically bear interest at rates that are closely related to LIBOR. At December 31, 2012 and 2011, the Company had repurchase agreements outstanding with 24 and 23 counterparties, respectively, with a weighted average contractual maturity of 0.8 months, respectively. The following table presents the contractual repricing information regarding the Company's repurchase agreements:

	December 31, 2012		December 31, 2011	
	Balance	Weighted Average Contractual Rate	Balance	Weighted Average Contractual Rate
Within 30 days	$20,500,568	0.47%	$ 16,162,375	0.37%
30 days to 3 months	2,365,861	0.48%	-	-
3 months to 36 months	-	-	-	-
	$22,866,429	0.47%	$ 16,162,375	0.37%

The fair value of securities, cash, and accrued interest the Company had pledged under repurchase agreements at December 31, 2012 and 2011 was $24,268,949 and $17,061,970 respectively.

7. Derivatives - Interest Rate Swap Agreements

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding. The Company's primary source of debt funding is repurchase agreements. Since the interest rates on repurchase agreements usually change on a monthly basis, the Company is exposed to changing interest rates and the cash flows associated with these rates. To mitigate the effect of changes in these interest rates, the Company enters into interest rate swap agreements which help to manage the volatility in the interest rate exposures and their related cash flows.

Cash Flow Hedges of Interest Rate Risk

The Company finances its activities primarily through repurchase agreements, which are generally settled on a short-term basis, usually from one to three months. At each settlement date, the Company refinances each repurchase agreement at the market interest rate at that time. Since the interest rates on its repurchase agreements change on a monthly basis, the Company is constantly exposed to changing interest rates. The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company currently uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The effect of these hedges is to synthetically lock up interest rates on a portion of the Company's outstanding debt for the terms of the swaps. Although the Company's objective is to hedge the risk associated with changing repurchase agreement rates, the Company's hedges are benchmark interest rate hedges which perform with reference to LIBOR. Therefore, the Company remains at risk to the variability of the spread between repurchase agreement rates and LIBOR interest rates.

For qualifying derivatives under cash flow hedge accounting, effective hedge gains or losses are initially recorded in accumulated other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the year ended December 31, 2012 and 2011, these effective hedge losses totaled $141,392 and $273,389, respectively. Ineffective hedge gains or losses are recorded on a current basis in earnings and for the year ended December 31, 2012 and 2011, the Company recorded $178 and $654 of hedge ineffectiveness loss in earnings, respectively. The hedge ineffectiveness is attributable primarily to differences in the reset dates on the Company's swaps versus the refinancing dates of its repurchase agreements.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest is accrued and paid on the Company's repurchase agreements. During the next 12 months, the Company estimates that an additional $118,769 will be reclassified as an increase to interest expense.

The Company is hedging its exposure to the variability in future cash flows for forecasted transactions over an average period of 31 months. The table below shows the remaining term of the Company's interest rate swaps as of December 31, 2012.

Maturity	Notional Amount	Remaining Term in Months	Weighted Average Fixed Interest Rate in Contract
12 months or less	$ 800,000	6	2.05%
Over 12 months to 24 months	2,400,000	20	1.76%
Over 24 months to 36 months	3,700,000	30	1.73%
Over 36 months to 48 months	2,400,000	42	0.92%
Over 48 months to 60 months	1,400,000	52	0.89%
Total	$ 10,700,000	31	1.47%

The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The table below presents the fair value of the Company's derivative instruments as well as their classification on the balance sheets as of December 31, 2012 and 2011, respectively.

	Asset Derivatives				Liability Derivatives			
	As of December 31, 2012		As of December 31, 2011		As of December 31, 2012		As of December 31, 2011	
	Balance Sheet	Fair Value	Balance Sheet	Fair Value	Balance Sheet	Fair Value	Balance Sheet	Fair Value
Interest rate hedge	Interest rate hedge asset	-	Interest rate hedge asset	-	Interest rate hedge liability	$243,945	Interest rate hedge liability	$ 219,167
Forward purchase commitment	Other assets	5,452	Other assets	6,327	Account payable and other liabilities	-	Account payable and other liabilities	-

The table below presents the effect of the Company's derivative financial instruments on the income statement for the year ended December 31, 2012.

Derivative type for cash flow hedge	Amount of loss recognized in OCI on derivative (effective portion)	Location of loss reclassified from accumulated OCI into income (effective portion)	Amount of loss reclassified from accumulated OCI into income (effective portion)	Location of loss recognized in income on derivative (ineffective portion)	Amount of loss recognized in income on derivative (ineffective portion)
Interest Rate	$ 141,392	Interest Expense	$ 116,792	Interest Expense	$ 178

The table below presents the effect of the Company's derivative financial instruments on the income statement for the year ended December 31, 2011.

Derivative type for cash flow hedge	Amount of loss recognized in OCI on derivative (effective portion)	Location of loss reclassified from accumulated OCI into income (effective portion)	Amount of loss reclassified from accumulated OCI into income (effective portion)	Location of loss recognized in income on derivative (ineffective portion)	Amount of loss recognized in income on derivative (ineffective portion)
Interest Rate	$ 273,389	Interest Expense	$ 102,614	Interest Expense	$ 654

The following table presents the impact of the Company's interest rate swap agreements on the Company's accumulated other comprehensive income for the year ended December 31, 2012 and 2011, respectively.

	December 31, 2012	December 31, 2011
Beginning balance	($218,451)	($47,676)
Unrealized loss on interest rate swaps	(141,392)	(273,389)
Reclassification of net losses included in income statement	116,792	102,614
Ending balance	$ (243,051)	$ (218,451)

Credit-risk-related Contingent Features

The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender then the Company could also be declared in default on its derivative obligations.
The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company's GAAP shareholders' equity declines by a specified percentage over a specified time period, or if the Company fails to maintain a minimum shareholders' equity threshold, then the Company could be declared in default on its derivative obligations. The Company has agreements with several of its derivative counterparties that contain provisions regarding maximum leverage ratios. The most restrictive of these leverage covenants is that if the Company exceeds a leverage ratio of 10 to 1 then the Company could be declared in default on its derivative

obligations with that counterparty. At December 31, 2012, the Company was in compliance with these requirements.

As of December 31, 2012, the fair value of derivatives in a net liability position related to these agreements was $243,945. The Company has collateral posting requirements with each of its counterparties and all interest rate swap agreements were fully collateralized as of December 31, 2012.

8. Capital Stock

Issuance of Preferred Stock

The Company amended its charter on August 16, 2012 to increase the number of authorized shares of preferred stock, par value $0.001 per share, from 10,000,000 to 25,000,000 shares.

The Board of Directors has the authority to increase the authorized amounts, or to classify any unissued shares by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares.

On August 27, 2012, the Company issued 11,500,000 shares (including 1,500,000 shares issued pursuant to the full exercise of the underwriters' overallotment option) of its 7.625% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"), with a par value of $0.001 per share and a liquidation preference of $25.00 per share (total liquidation preference of $287,500) plus accrued and unpaid dividends (whether or not declared). Holders of shares of the Series A Preferred Stock are entitled to cumulative cash dividends at the rate of 7.625% per year of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of $1.90625 per share). The Company may not redeem the Series A Preferred Stock before August 27, 2017, except in limited circumstances relating to the Company's ability to qualify as a REIT and except as described in the Company's articles supplementary upon the occurrence of a change of control (as defined in the articles supplementary). After August 27, 2017, the shares are redeemable at the Company's option. The Series A Preferred Stock ranks senior to the Company's common stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution, or winding-up of the Company's affairs. Holders of shares of the Series A Preferred stock generally have no voting rights, unless dividends are in arrears for six or more consecutive quarters. Through December 31, 2012, the Company has declared and paid all required quarterly dividends on the Series A Preferred Stock.

Issuance of Common Stock

On March 30, 2012, the Company completed a secondary public offering of 20,125,000 shares of its common stock, including 2,625,000 shares pursuant to the underwriters' overallotment option, at a price to the Company of $26.81 per share, and received net proceeds of $539,327 after the payment of underwriting discounts and expenses.

Issuance of Common Stock- "At the Market" Programs

From time to time, the Company may sell shares of its common stock in "at-the-market" offerings. Sales of the shares of common stock, if any, may be made in private transactions, negotiated transactions or any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on the New York Stock Exchange ("NYSE") or to or through a market maker other than on an exchange.

On February 29, 2012, the Company entered into sales agreements (the "2012 Sales Agreements") with Cantor Fitzgerald & Co. ("Cantor") and JMP Securities LLC ("JMP") to establish a new "at-the-market" program (the "2012 Program"). Under the terms of the 2012 Sales Agreements, the Company may offer and sell up to 10,000,000 shares of its common stock from time to time through Cantor or JMP, each acting as agent and/or principal. The shares of common stock issuable pursuant to the 2012 Program are registered with the Securities and Exchange Commission ("SEC") on the Company's Registration Statement on Form S-3 (No. 333-179805), which became effective upon filing on February 29, 2012.

For the year ended December 31, 2012 and 2011, the Company issued 1,713,900 and 2,361,500 shares of common stock, respectively in at-the-market transactions, raising net proceeds to the Company, after sales commissions and fees, of $48,330 and $66,221, respectively. The total commissions and fees charged to additional paid in capital in connection with the issuance of these shares was $298 and $1,037 for the year ended December 31, 2012 and 2011, respectively.

9. Earnings per Share

	For the year ended December 30, 2012	For the year ended December 30, 2011	For the year ended December 30, 2010
Basic earnings per share:			
Net income	$349,245	$284,373	$ 169,500
Less preferred stock dividends	(7,551)	-	-
Net income available to common shareholders	$ 341,694	$ 284,373	$ 169,500
Weighted average shares	93,185,520	71,708,058	39,454,362
Basic earnings per share	$ 3.67	$ 3.97	$ 4.30
Diluted earnings per share:			
Net income	$349,245	$284,373	$169,500
Less preferred stock dividends	(7,551)	-	-
Net income available to common shareholders	$ 341,694	$ 284,373	$ 169,500
Weighted average shares	93,185,520	71,708,058	39,454,362
Potential dilutive shares from exercise of stock options	-	-	-
Diluted weighted average shares	93,185,520	71,708,058	39,454,362
Diluted earnings per share	$ 3.67	$ 3.97	$ 4.30

10. Market and Dividend Information

The New York Stock Exchange trading symbol for Hatteras' common shares is HTS. The high and low sales prices and dividends declared on the common shares were as follows:

	Year Ended December 31, 2012			Year Ended December 31, 2011		
	Sales Price		Dividend	Sales Price		Dividend
	High	Low	Declared	High	Low	Declared
First Quarter	$29.00	$26.24	$0.90	$30.99	$27.88	$1.00
Second Quarter	29.54	27.88	0.90	29.39	27.12	1.00
Third Quarter	29.68	27.87	0.80	29.26	23.80	1.00
Fourth Quarter	28.15	24.40	0.70	27.31	22.33	0.90

11. Equity Incentive Plans

The Company's equity incentive plans provide for the grant of awards to the Company's employees, the Company's manager and its employees, the Company's independent directors, and other significant service providers. Awards may consist of nonqualified stock options, incentive stock options, restricted and unrestricted shares of stock, stock appreciation rights, phantom stock awards or other stock-based awards, and typically vest over periods of three to five years from grant date. The equity incentive plans are administered by the compensation and governance committee or by any other committee appointed by the board of directors or, in the absence of such a committee, by the board of directors. At December 31, 2012, 792,543 awards relating to shares of common stock remained available for grant. Unless previously terminated by the board of directors, awards may be granted under the equity incentive plans until the tenth anniversary of the date that the Company's shareholders approved such plan.

Stock Option Awards

Each stock option awarded is exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant. Stock options will be exercisable at such times and subject to such terms as determined by the compensation and governance or other administrative committee.

The Company recorded compensation expense of $0, $0, and $23, for each of the years ended December 31, 2012, 2011 and 2010, respectively, for options issued in 2007. The Company records compensation expense related to these options over the vesting period of the options. At December 31, 2012, the Company did not have any stock options outstanding.

Restricted Stock Awards

For the year ended December 31, 2012, the Company issued 160,534 shares of restricted common stock and recognized an expense of $300 related to the vesting of these shares. The shares vest over a three or five year period. The fair market value of the shares granted was determined by the closing stock market price on the date of grant. The Company also recognized $1,620 of compensation expense in the current year related to restricted shares issued in prior years. At December 31, 2012, the Company had unrecorded compensation expense of $8,727 related to the unvested shares of restricted common stock granted. This expense is expected to be recognized over a weighted average remaining period of 3.8 years as of December 31, 2012. The following table presents information about the Company's restricted stock awards for the periods presented:

	2012		2011	
	Shares of Restricted Stock	Weighted Average Price on Grant Date	Shares of Restricted Stock	Weighted Average Price on Grant Date
Shares non-vested at beginning of year	253,436	$27.01	111,600	27.89
Granted	160,534	$28.47	170,730	26.72
Cancelled/forfeited	-	-	-	-
Vested	(62,778)	$29.37	(28,894)	28.71
Shares non-vested at end of year	351,192	$27.75	253,436	27.01

The total fair value of restricted stock awards vested during the year ended December 31, 2012, 2011 and 2010 were $1,807, $829 and $1,848, respectively, based upon the fair market value of the Company's common stock on the vesting date.

12. Transactions with Related Parties

Management Fees

The Company is externally managed by ACA pursuant to a management agreement (the "Management Agreement"). All of the Company's executive officers are also employees of ACA. ACA manages the Company's day-to-day operations, subject to the direction and oversight of the Company's board of directors which includes four independent directors. The Management Agreement expires on February 23, 2015 and is thereafter automatically renewed for an additional one-year term unless terminated under certain circumstances. ACA must be provided 180 days prior notice of any such termination and will be paid a termination fee equal to four times the average annual management fee earned by ACA during the two year period immediately preceding termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

Under the terms of the Management Agreement, the Company reimburses ACA for certain operating expenses of the Company that are borne by ACA. ACA is entitled to receive a management fee payable monthly in arrears in an amount equal to 1/12th of an amount determined as follows:

- for the Company's equity up to $250 million, 1.50% (per annum) of equity; plus
- for the Company's equity in excess of $250 million and up to $500 million, 1.10% (per annum) of equity; plus
- for the Company's equity in excess of $500 million and up to $750 million, 0.80% (per annum) of equity; plus
- for the Company's equity in excess of $750 million, 0.50% (per annum) of equity.

For purposes of calculating the management fee, equity is defined as the value, computed in accordance with GAAP, of shareholders' equity, adjusted to exclude the effects of unrealized gains or losses. The following table presents amounts paid for management fee and reimbursable expenses.

	For the year ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Management Fee	$ 17,420	$ 13,787	$ 9,205
Reimbursable Expenses	1,779	-	–
Total	$ 19,199	$ 13,787	$ 9,205

None of the reimbursement payments were specifically attributable to the compensation of the Company's executive officers. At December 31, 2012 and 2011, the Company owed ACA $2,120 and $1,200, respectively, for the management fee and reimbursable expenses, which is included in accounts payable and other liabilities.

In addition, the Company recognized share based compensation expense related to common share options and restricted common shares granted to management of $1,920, $1,150, and $1,432, respectively, for the years ended December 31, 2012, 2011 and 2010, respectively.

13. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following components:

	December 31, 2012	December 31, 2011
Unrealized gain on agency securities, net	$499,343	$385,101
Unrealized gain (loss) on unsettled securities	1,217	631
Unrealized loss on short term investment*	(107)	(287)
Unrealized loss on derivative instruments	(237,599)	(212,123)
Accumulated other comprehensive income	262,854	173,322

* This line item is included in Other assets on the balance sheets.

The Company records unrealized gains and losses on its agency securities and swap positions as is described in Notes 4 and 7, respectively. Reclassification adjustment for realized gains and losses on the sale of securities included in unrealized gains and losses on available-for-sale securities at December 30, 2012 and 2011 was approximately $64,347 and $20,576, respectively.

14. Contingencies

In late October, 2011, one of the Company's lenders, MF Global, Inc. ("MFG"), defaulted under the terms of a repurchase agreement with the Company. MFG was placed under the conservatorship of the Securities Investor Protection Corporation ("SIPC") on October 31, 2011. Also on October 31, 2011 MF Global Holdings, Inc., the parent of MFG filed for relief under Chapter 11 of the U.S. Bankruptcy Code. In the quarter ending December 31, 2011, the Company recorded a receivable of $848, representing the Company's net cost basis in the assets not returned as per terms of the repurchase agreement. The Company determined that collection of this amount to be less than likely, and recorded a loss of $848, representing the entire amount of the claim. The Company plans to file a claim for the entire amount against the estate of MFG, and expects it will take significant time until resolution. As of December 31, 2012, the claim against MFG is still pending.

15. Summarized Quarterly Financial Results

The following is a presentation of the quarterly results of operations for the years ended December 31, 2012 and 2011.

Hatteras Financial Corp.

Statements of Income

(In thousands, except per share amounts)	Three months Ended December 31, 2012 (Unaudited)	Three months Ended September 30, 2012 (Unaudited)	Three months Ended June 30, 2012 (Unaudited)	Three months Ended March 31, 2012 (Unaudited)
Interest income:				
Interest income on mortgage-backed securities	$ 131,381	$ 131,940	$ 128,720	$ 112,759
Interest income on short-term cash investments	347	387	441	333
Interest income	131,728	132,327	129,161	113,092
Interest expense	57,019	52,767	46,169	41,109
Net interest income	74,709	79,560	82,992	71,983
Operating expenses:				
Management fee	4,709	4,557	4,312	3,842
Share based compensation	619	447	425	429
General and administrative	1,737	1,040	1,316	913
Total operating expenses	7,065	6,044	6,053	5,184
Other income:				
Gain on sale of mortgage-backed securities	39,103	10,534	12,205	2,505
Net income	106,747	84,050	89,144	69,304
Dividends on preferred stock	5,481	2,070	0	0
Net income available to common shareholders	$ 101,266	$ 81,980	$ 89,144	$ 69,304
Earnings per share - common stock, basic	$ 1.02	$ 0.83	$ 0.91	$ 0.89
Earnings per share - common stock, diluted	$ 1.02	$ 0.83	$ 0.91	$ 0.89
Dividends per share	$ 0.70	$ 0.80	$ 0.90	$ 0.90
Weighted average shares outstanding	98,811,996	98,233,589	97,969,074	77,610,117

Hatteras Financial Corp.

Statements of Income

(In thousands, except per share amounts)	Three months Ended December 31, 2011 (Unaudited)	Three months Ended September 30, 2011 (Unaudited)	Three months Ended June 30, 2011 (Unaudited)	Three months Ended March 31, 2011 (Unaudited)
Interest income:				
Interest income on mortgage-backed securities	$ 114,465	$ 110,125	$ 113,188	$ 86,935
Interest income on short-term cash investments	356	380	331	340
Interest income	114,821	110,505	113,519	87,275
Interest expense	42,299	40,259	35,910	26,194
Net interest income	72,522	70,246	77,609	61,081
Operating expenses:				
Management fee	3,592	3,572	3,531	3,092
Share based compensation	415	334	194	207
General and administrative	731	688	746	559
Total operating expenses	4,738	4,594	4,471	3,858
Other income:				
Gain on sale of mortgage-backed securities	2,841	13,330	4,405	–
Net income	70,625	78,982	77,543	57,223
Dividends on preferred stock	-	-	-	-
Net income available to common shareholders	$ 70,625	$ 78,982	$ 77,543	$ 57,223
Earnings per share - common stock, basic	$ 0.92	$ 1.04	$ 1.04	$ 0.96
Earnings per share - common stock, diluted	$ 0.92	$ 1.04	$ 1.04	$ 0.96
Dividends per share	$ 0.90	$ 1.00	$ 1.00	$ 1.00
Weighted average shares outstanding	76,606,611	75,743,002	74,807,174	59,442,488

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hatteras Financial Corp.

We have audited Hatteras Financial Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hatteras Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hatteras Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Hatteras Financial Corp. as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Raleigh, North Carolina

February 20, 2013

Exhibit 12.1

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Computation of ratio of net income to fixed charges					
Fixed charges(1)	$ 197,064	$ 144,662	$ 95,923	$ 96,267	$ 104,481
Fixed charges (1)	$ 197,064	$ 144,662	$ 95,923	$ 96,267	$ 104,481
Net income	349,245	284,373	169,500	174,400	79,129
	$ 546,309	$ 429,035	$ 265,423	$ 270,667	$ 183,610
Ratio of earnings to combined fixed charges	2.77	2.97	2.77	2.81	1.76
Computation of ratio of net income to combined fixed charges and preferred stock dividends:					
Fixed charges(1)	$ 197,064	$ 144,662	$ 95,923	$ 96,267	$ 104,481
Preferred stock dividends (2)	7,551	-	-	-	-
Combined fixed charges and preferred stock dividends	$ 204,615	$ 144,662	$ 95,923	$ 96,267	$ 104,481
Combined fixed charges and preferred stock dividends	$ 204,615	$ 144,662	$ 95,923	$ 96,267	$ 104,481
Net income	349,245	284,373	169,500	174,400	79,129
	$ 553,860	$ 429,035	$ 265,423	$ 270,667	$ 183,610
Ratio of earnings to combined fixed charges and preferred stock dividends	2.71	2.97	2.77	2.81	1.76

(1) Fixed charges consist of interest expense on all indebtedness.

(2) No preferred stock was outstanding during 2011, 2010, 2009, and 2008.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-179805 and Form S-8 No. 333-166609 and No. 333-150535) of Hatteras Financial Corp. and in the related Prospectuses of our reports dated February 20, 2013, with respect to the financial statements of Hatteras Financial Corp., and the effectiveness of internal control over financial reporting of Hatteras Financial Corp., included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Raleigh, North Carolina

February 20, 2013

Exhibit 31.1

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael R. Hough, certify that:

1. I have reviewed this annual report on Form 10-K of Hatteras Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2013

/s/ MICHAEL R. HOUGH

Michael R. Hough

Chief Executive Officer and Chairman of the Board

Exhibit 31.2

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kenneth A. Steele, certify that:

1. I have reviewed this annual report on Form 10-K of Hatteras Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2013

/s/ KENNETH A. STEELE

Kenneth A. Steele
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hatteras Financial Corp. on Form 10-K for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael R. Hough, Chief Executive Officer and Chairman of the Board of Hatteras Financial Corp., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report, containing the financial statements, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Hatteras Financial Corp.

February 20, 2013

/s/ MICHAEL R. HOUGH

Michael R. Hough

Chief Executive Officer and Chairman of the Board

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hatteras Financial Corp. on Form 10-K for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth A. Steele, Chief Financial Officer of Hatteras Financial Corp., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report, containing the financial statements, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Hatteras Financial Corp.

February 20, 2013

/s/ KENNETH A. STEELE
Kenneth A. Steele
Chief Financial Officer

CORPORATE INFORMATION

Officers & Directors

Senior Management

Michael R. Hough
Chief Executive Officer

Benjamin M. Hough
President & COO

Kenneth A. Steele
CFO, Secretary & Treasurer

William H. Gibbs Jr.
EVP and Co-Chief Investment Officer

Frederick J. Boos II
EVP and Co-Chief Investment Officer

John J. Dalena
Chief Strategy Officer

Board of Directors

Michael R. Hough
Chairman

Benjamin M. Hough
President & COO

David W. Berson
Economist, Nationwide Insurance

Ira G. Kawaller
President, Kawaller & Co.

Jeffrey D. Miller
General Counsel, Highwoods Properties, Inc

Thomas D. Wren
Former Treasurer, MBNA America

Corporate Information

Stock Exchange

The Company's common shares are listed under the symbol HTS on the New York Stock Exchange.

Independent Auditors

Ernst & Young, LLP
Raleigh, NC

Annual Meeting

May 21, 2013—10:30 a.m. EDT
Old Town Club
2875 Old Town Club Road
Winston-Salem, NC 27106

Formal advance notice of the meeting will be mailed to all shareholders.

SEC Forms & Shareholder Inquiries

Copies of the Company's annual report, quarterly reports on Form 10-Q or the annual report on Form 10-K, will be furnished free of charge to shareholders upon written request to the Secretary at the Corporate address or call (336) 760-9331. Some of these reports are available online through the SEC Electronic Data Gathering Analysis and Retrieval (EDGAR) filings. An online version of the 2012 Annual Report is available at http://www.hatfin.com.

Transfer Agent & Registrar

The transfer agent maintains shareholder records for Hatteras Financial Corp. Please contact the agent directly for change of address, transfer of stock and replacement of lost certificates.

Wells Fargo Shareowner Services
161 N. Concord Exchange Street
South Saint Paul, MN 55075
or
PO Box 64854
Saint Paul, MN 55164-0854
Toll-free: 1-800-468-9716
or local (651) 450-4064
Fax: (651) 450-4033

Information Sources

Investors, financial analysts and media may contact:

Hatteras Investor Relations
(336) 760-9331
110 Oakwood Drive
Suite 340
Winston-Salem, NC 27103
investorrelations@hatfin.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


HATTERAS
FINANCIAL

110 Oakwood Drive
Suite 340
Winston-Salem, NC 27103
(336) 760-9331
www.hatfin.com